
13003523

Another Year of Growth

Southern Missouri Bancorp, Inc. | 2013 Annual Report

FINANCIAL SUMMARY

	2013	2012	CHANGE(%)
EARNINGS *(dollars in thousands)*			
Net interest income	$ 28,790	$ 29,022	-0.8%
Provision for loan losses	1,716	1,785	-3.9
Noninterest income	4,468	4,063	10.0
Noninterest expense	17,521	16,605	5.5
Income taxes	3,954	4,597	-14.0
Net income	10,067	10,098	-0.3
Effective dividend on preferred shares	345	518	-33.4
Net income available to common stockholders	9,722	9,580	1.5
PER COMMON SHARE			
Net income:			
Basic	$ 2.95	$ 3.43	-14.0
Diluted	2.88	3.32	-13.3
Tangible book value	24.77	22.56	9.8
Closing market price	25.67	21.50	19.4
Cash dividends declared	.60	.48	25.0
AT YEAR-END *(dollars in thousands)*			
Total assets	$ 796,391	$ 739,189	7.7
Loans, net of allowance	647,166	583,465	10.9
Reserves as a percent of nonperforming loans	584%	312%	
Deposits	$ 632,379	$ 584,814	8.1
Stockholders' equity	101,829	94,728	7.5
FINANCIAL RATIOS			
Return on average common stockholders' equity	12.34%	15.15%	
Return on average assets	1.32	1.37	
Net interest margin	4.02	4.12	
Efficiency ratio	52.68	50.19	
Allowance for loan losses to loans	1.28	1.27	
Equity to average assets at year-end	13.32	12.83	
OTHER DATA[1]			
Common shares outstanding	3,294,040	3,287,440	
Common shares outstanding for book value calculation [2]	3,262,040	3,247,440	
Average common and dilutive shares outstanding	3,375,553	2,888,913	
Common stockholders of record	249	245	
Full-time equivalent employees	173	177	
Assets per employee (in thousands)	$ 4,603	$ 4,176	
Banking offices	18	18	

[1] Other data is as of year-end, except for average shares.

[2] Excludes unvested restricted stock award shares.



$1.67
$1.95
$5.12
$3.20[3]
$3.32
$2.88
09 10 11 12 13
DILUTED EARNINGS PER SHARE
$0.48 $0.48 $0.48 $0.48
$0.60
09 10 11 12 13
CASH DIVIDENDS PER SHARE
$15.58
$17.39
$22.08
$23.01
$25.09
09 10 11 12 13
BOOK VALUE PER SHARE

[3] Diluted Earnings Per Share for fiscal 2011, excluding impact of bargain purchase gain on Acquisition, net of related tax and transaction expenses. (See "Non-GAAP Financial Information" included in Item 7 of our Annual Report.)



Dear Shareholder,

Fiscal 2013 saw Southern Missouri Bancorp improve core profitability, experience significant loan and deposit growth, sign a definitive merger agreement that should contribute additional growth in the next fiscal year, and continue evaluation of other acquisition opportunities.

For fiscal 2013, net income available to common shareholders was $9.7 million, an increase of 1.5% from the $9.6 million earned in fiscal 2012. Because of the November 2011 common stock offering, average common shares outstanding increased, resulting in a decrease in earnings per share. We earned $2.88 per fully diluted share in fiscal 2013, down from $3.32 in the prior fiscal year.

The Company generated a return on common equity of 12.3%, and a return on average assets of 1.32% for fiscal 2013, as compared to 15.1% and 1.37%, respectively, in fiscal 2012. The December 2010 acquisition of the former First Southern Bank, Batesville, Arkansas (the "Acquisition"), continued to positively affect results through the accretion of fair value discount on acquired loans and the amortization of fair value premium on assumed time deposits, but the impact was much lower.


Return on common equity compares well to peer banks
The Company's returns have been reduced over the last two years by the declining impact of the Acquisition, while peer banks are slowly improving.
11.4%
11.8%
27.1%
15.1%
12.3% (6/13)
3.2%
0.4%
2.9%
4.4%
4.6% (12/12)
09
10
11
12
13
SOUTHERN MISSOURI BANCORP, INC.
PEER COMPANIES (1)
RETURN ON EQUITY vs. PEER BANKS

With the Acquisition in fiscal 2011, the Company recorded the acquired loan portfolio at a fair value discount, most of which would be recognized as interest income as it was accreted over time. Along with a much smaller premium to be amortized on the acquired time deposit portfolio, the accretion of the fair value discount contributed $1.4 million (pre-tax) to net interest income in fiscal 2013, as compared to $3.9 million (pre-tax) in fiscal 2012. We estimate that this "non-core" item improved fiscal 2013 results (after-tax) by approximately $873,000, and fiscal 2012 results (after-tax) by approximately $2.4 million.

Net income available to common shareholders, excluding this non-core item, approximated $8.8 million in fiscal 2013, as compared to $7.1 million in fiscal 2012. These non-GAAP figures would have resulted in a return on average assets of 1.20% in fiscal 2013, as compared to 1.04% in fiscal 2012, and a return on average common equity of 11.2% in fiscal 2013, as compared to 11.3% in fiscal 2012. Net interest margin excluding these non-core

(1) Peer data is based on the median year-end figures (December) from SNL DataSource's Index of publicly traded commercial banks and thrifts with assets of $100 million to $1 billion, headquartered in Missouri, Arkansas, Illinois, Iowa, Kansas, Kentucky, Nebraska, Oklahoma, and Tennessee. SMBC data is as of fiscal year-end (June).

items would have approximated 3.83% in fiscal 2013, as compared to 3.55% in fiscal 2012. As the acquired loan portfolio continues to repay, the impact should significantly dissipate further in fiscal 2014. (See "Non-GAAP Financial Information" included in Item 7 of our Annual Report.)

The improvement in margin, exclusive of the non-core discount accretion, was the result primarily of the redeployment of cash equivalent balances into relatively higher-yielding loans and investment securities. Average loan balances increased 10.8% over the prior fiscal year, mostly offsetting the downward repricing of most assets during fiscal 2013.

Noninterest income improved 10.0% in fiscal 2013, as a revamped overdraft privilege program produced solid results in the second half of the fiscal year. Bank card interchange revenue improved on higher transaction volume, and we benefitted from a bank-owned life insurance investment completed late in fiscal 2012. The comparison would have actually been more favorable but for a fiscal 2012 benefit from settlement of a legal claim obtained in the Acquisition.

Noninterest expense increased just 5.5% for fiscal 2013. But, this increase is in comparison to fiscal 2012 which included prepayment penalties of approximately $476,000 on FHLB advances. Increases in compensation and occupancy resulted in some deterioration of our efficiency ratio, to 52.7%, as compared to 50.2% in the prior fiscal year, but the efficiency ratio is also significantly impacted by the reduced fair value discount accretion discussed above.

Efficiency remains ahead of peers

The Company's results in fiscal 2011 and 2012 were impacted positively by the impact of the Acquisition, and that effect is receding over time. Core efficiency continues to compare well to peers.



72.3%
76.2%
75.2%
75.6%
77.2% (12/12)
57.4%
63.6%
42.2%
50.2%
52.7% (6/13)
09
10
11
12
13
EFFICIENCY RATIO
SOUTHERN MISSOURI BANCORP, INC.
PEER COMPANIES (1)

Loan and deposit growth was strong in fiscal 2013, as we experienced benefit from recent expansion into new markets. Loan growth of $63.7 million, or 10.9%, was the result of increases in our commercial and agricultural real estate loans, and residential multi-family and single-family loans. Deposit growth of $47.6 million, or 8.1%, was concentrated in certificates of deposit, interest-bearing checking, and money market deposit accounts.

Problem assets up slightly

Problem assets are relatively stable and the Company's asset quality continues to compare favorably versus peers.



1.46%
2.90%
3.17%
2.99%
2.51% (12/12)
0.29%
0.37%
0.35%
0.54%
0.58% (6/13)
09
10
11
12
13
NON-PERFORMING ASSETS RATIO
SOUTHERN MISSOURI BANCORP, INC.
PEER COMPANIES (1)

Nonperforming assets increased to $4.6 million, or 0.58% of total assets, at June 30, 2013, as compared to $4.0 million, or 0.54% of assets, at June 30, 2012, as asset quality continued to compare very favorably to peers. At June 30, 2013, non-performing loans were 0.22% of gross loans, as compared to 0.41% of gross loans at June 30, 2012. Net charge-offs were 0.13% of average loans outstanding for fiscal 2013, unchanged from fiscal 2012.

Book value per common share increased to $25.09 at June 30, 2013, up 9.0% over the prior fiscal year end. Tangible book value


Continued growth in our core business
Loan and deposit growth improved in fiscal 2013.
$466
$552
$688
$739
$796
09 10 11 12 13
TOTAL ASSETS
Dollars in millions
$369
$419
$557
$583
$647
09 10 11 12 13
TOTAL LOANS, NET OF
ALLOWANCE FOR LOAN LOSSES
Dollars in millions
$312
$423
$560
$585
$632
09 10 11 12 13
TOTAL DEPOSITS
Dollars in millions

per share, a non-GAAP measure, improved to $24.77 at June 30, 2013, up 9.8%. Our closing stock price for the fiscal year was $25.67, up 19.4%, compared to the previous year end. Over that same one-year period, the SNL U.S. Bank Index increased 34.7%. That disparity might indicate that we are underperforming our peers, however, a look at a longer timeline shows that in the three years ended June 30, 2013, our stock price has increased 70.0%, as compared to a 36.4% price increase in the SNL U.S. Bank Index during that period. Including dividends, SMBC has returned 82.8% over that three-year period, while the SNL U.S. Bank Index has returned 43.1%.

Our dividends paid during fiscal 2013 represented a 2.3% return on our closing stock price on the final day of the fiscal year, and a 2.5% return on our average closing stock price for fiscal 2013. In July 2013, the board was pleased to increase our dividend by 6.7%, to $0.16 per quarter, effective with the August 2013 payment.

Tangible common equity as a percentage of tangible assets stood at 10.2% at the end of fiscal 2013, as compared to 10.0% at the end of fiscal 2012, providing a sound equity base from which to continue to grow the Company.

Our goals for 2014 include:

- **Identification of additional acquisition opportunities in order to profitably leverage capital, build scale, and improve efficiency.** We believe regulatory and competitive pressures in the industry will continue to encourage smaller community banks to look for partners, and we want to evaluate these opportunities both as a strategic and financial opportunity, achieving long-term objectives without losing our focus on near-term results.
- **Successful integration of our recently-announced acquisition.** The Bank of Thayer acquisition is scheduled for closing early in the fourth calendar quarter, and we expect systems integration to be complete before the end of the calendar year. We are looking forward to doing business in these new markets and bringing Bank of Thayer employees into our Southern Bank family.
- **Continuing to add or reposition branch locations in key markets.** We transitioned into a new facility for our location in Batesville, Arkansas, and added a second facility in Jonesboro, Arkansas, during

fiscal 2013. Additionally, just before this letter went to press in early fiscal 2014, we moved into a newly-completed facility for our Searcy, Arkansas market. Additional needs remain, but we want to make certain these investments are made wisely and with an eye towards expected changes in consumer behavior.

- **A focus on growth in transaction account funding.** While our loan growth in fiscal 2013 was outstanding, and deposit growth mostly kept pace, deposit growth was overly-reliant on time deposits. We believe long-term stability of our funding base can continue to improve with a focus on transaction account funding.
- **As always, long-term improvement in shareholder value remains our top priority.** Recent increases in our stock price are encouraging, but we will continue to focus on what we can control: long-term growth in earnings per share and tangible book value. We know these will, over time, be the driver of improved shareholder value.

In recent years, it's sometimes been difficult to adequately convey just how pleased I am with the strategic progress our Company has achieved in improving our core business, so let me allow others to say it for me: in the last year we have been recognized for a third consecutive year as one of the top community banks in the United States by both SNL Financial and *American Banker*. I am very proud of the accomplishments made by our great team of bankers, acting on the opportunities provided to them daily in the communities we call home, and we can't say enough good things about the customer base that chooses to bank with us.

Finally, I thank you, our shareholder, for your continued investment in Southern Missouri Bancorp. We look forward to another year of putting your capital to work, profitably meeting the financial needs of our communities.



GREG STEFFENS
PRESIDENT and CHIEF EXECUTIVE OFFICER
SOUTHERN MISSOURI BANCORP, INC.

James W. Tatum

November 14, 1925 - January 28, 2013



With sadness, and apreciation for his service, we note the passing of James W. Tatum. Mr. Tatum was a director emeritus at the time of his passing, regularly attending our board meetings, providing us with his counsel, and eager to see our continued success.

We will remember Mr. Tatum for his commitment to his family, community, and profession. His marriage of 60 years to his wife, Gretchen, produced four children who are a living testimony of the home they made. An active participant in the civic development of our community, Mr. Tatum served his country with valor in World War II, earning the Bronze Star. Professionally, Mr. Tatum was a success, as well: his work ethic and devotion to his clients grew his accounting firm, and he served his vocation through numerous professional associations.

Mr. Tatum's tenure on our board began in 1983, when we were still a mutual thrift, and lasted through our conversion to stock ownership and a bank charter. He witnessed impressive changes in our industry and our institution, and we are a better Company for his 30 years of service.



Standing: Charles Love, Ronnie Black, Sam Schalk, Rebecca Brooks, Dennis Robison, Charles Moffitt, David Tooley

Seated: Samuel Smith, Greg Steffens, Douglas Bagby

SOUTHERN MISSOURI BANCORP, INC.

Directors

Samuel H. Smith
Chairman of the Board;
Retired Engineer and former Majority Owner, S.H. Smith and Company, Inc.

L. Douglas Bagby
Vice-Chairman of the Board;
City Manager, City of Poplar Bluff

Ronnie D. Black
Retired Executive Director,
General Association of General Baptists

Sammy A. Schalk
President,
Gamblin Lumber Company

Greg A. Steffens
President and Chief Executive Officer,
Southern Missouri Bancorp, Inc.

Rebecca M. Brooks
Financial Manager,
McLane Transport

Charles R. Love
Certified Public Accountant,
Kraft, Miles and Tatum

Charles R. Moffitt
Agency Manager,
Morse Harwell Jiles Insurance Agency

Dennis C. Robison
President, Robison Farms, Inc.

David J. Tooley
Retired President and CEO,
Metropolitan National Bank

Leonard W. Ehlers
Director Emeritus,
Retired Court Reporter,
36th Judicial Circuit


Southern
Missouri
BANCORP

PLEASE JOIN US

at our 2013 Annual Meeting, where shareholders will hear management review this year's performance in detail.

ANNUAL MEETING

MONDAY, OCTOBER 28, 2013 AT 9:00 AM
CHAMBER OF COMMERCE BUILDING
1111 WEST PINE, POPLAR BLUFF, MISSOURI

Received SEC
OCT 15 2013
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **June 30, 2013** OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-23406

SOUTHERN MISSOURI BANCORP, INC.
(Exact name of registrant as specified in its charter)

Missouri	**43-1665523**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
531 Vine Street, Poplar Bluff, Missouri	**63901**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(573) 778-1800**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, par value $0.01 per share	**The NASDAQ Stock Market LLC**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ___ NO _X_

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES __ NO _X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES _x_ NO ___

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every interactive data file required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registration was required to submit and post such files. YES _X_ NO ___

Indicate by check mark whether disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or other information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. _X_

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ___ Accelerated filer ___ Non-accelerated filer ___ Smaller reporting company _x_
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ___ NO _x_

The aggregate market value of the voting stock held by non-affiliates of the registrant, computed by reference to the average of the high and low traded price of such stock as of the last business day of the registrant's most recently completed second fiscal quarter, was $63.3 million. (The exclusion from such amount of the market value of the shares owned by any person shall not be deemed an admission by the registrant that such person is an affiliate of the registrant.)

As of September 17, 2013, there were issued and outstanding 3,295,740 shares of the Registrant's common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of Form 10-K - Portions of the Proxy Statement for the 2013 Annual Meeting of Stockholders.

PART I

Item 1. Description of Business

General

Southern Missouri Bancorp, Inc. ("Company"), which changed its state of incorporation to Missouri on April 1, 1999, was originally incorporated in Delaware on December 30, 1993 for the purpose of becoming the holding company for Southern Missouri Savings Bank upon completion of Southern Missouri Savings Bank's conversion from a state chartered mutual savings and loan association to a state chartered stock savings bank. As part of the conversion in April 1994, the Company sold 1,803,201 shares of its common stock to the public. The Company's Common Stock is quoted on the NASDAQ Global Market under the symbol "SMBC".

Southern Missouri Savings Bank was originally chartered as a mutual Missouri savings and loan association in 1887. On June 20, 1995, it converted to a federally chartered stock savings bank and took the name Southern Missouri Savings Bank, FSB. On February 17, 1998, Southern Missouri Savings Bank converted from a federally chartered stock savings bank to a Missouri chartered stock savings bank and changed its name to Southern Missouri Bank & Trust Co. On June 4, 2004, Southern Missouri Bank & Trust Co. converted from a Missouri chartered stock savings bank to a Missouri state chartered trust company with banking powers ("Charter Conversion"). On June 1, 2009, the institution changed its name to Southern Bank ("Bank").

The primary regulator of the Bank is the Missouri Division of Finance. The Bank is a member of the Federal Reserve, and the Federal Reserve Board ("FRB") is the Bank's primary federal regulator. The Bank's deposits continue to be insured up to applicable limits by the Deposit Insurance Fund ("DIF") of the Federal Deposit Insurance Corporation ("FDIC"). With the Bank's conversion to a trust company with banking powers, the Company became a bank holding company regulated by the FRB.

The principal business of the Bank consists primarily of attracting retail deposits from the general public and using such deposits along with wholesale funding from the Federal Home Loan Bank of Des Moines ("FHLB"), and to a lesser extent, brokered deposits, to invest in one- to four-family residential mortgage loans, mortgage loans secured by commercial real estate, commercial non-mortgage business loans, and consumer loans. These funds are also used to purchase mortgage-backed and related securities ("MBS"), U.S. Government Agency obligations, municipal bonds, and other permissible investments.

At June 30, 2013, the Company had total assets of $796.4 million, total deposits of $632.4 million and stockholders' equity of $101.8 million. The Company has not engaged in any significant activity other than holding the stock of the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the Bank. The Company's revenues are derived principally from interest earned on loans, debt securities, MBS, CMOs and, to a lesser extent, banking service charges, bank card interchange fees, loan late charges, increases in the cash surrender value of bank owned life insurance, and other fee income.

Acquisitions

On June 21, 2013, the Company entered into a definitive agreement under which it will acquire Ozarks Legacy Community Financial, Inc., and its subsidiary, Bank of Thayer, headquartered in Thayer, Missouri. Bank of Thayer has branches in West Plains and Alton, Missouri (and does business as Howell County Bank in West Plains). As of June 30, 2013, along with a minority interest to be acquired, Ozarks Legacy Community Financial had assets of $83.6 million, net loans of $38.2 million, deposits of $69.7 million, and total equity of $5.2 million. The transaction is expected to close in the fourth calendar quarter of 2013.

On December 17, 2010, the Bank entered into a Purchase and Assumption Agreement with the FDIC, as receiver, to acquire certain assets and assume certain liabilities of the former First Southern Bank, with headquarters in Batesville, Arkansas, and one branch location in Searcy, Arkansas. As a result of the transaction, the Company acquired loans recorded at a fair value of $114.6 million and deposits recorded at a fair value of $130.8 million, at December 17, 2010.

Capital Raising Transactions

On November 22, 2011, the Company completed an underwritten public offering of 1,150,000 shares of common stock at a price to the public of $19.00 per share, for aggregate gross proceeds of $21.9 million. The proceeds from the offering have been used for general corporate purposes, including the funding of loan growth and the purchase of securities.

On July 21, 2011, as part of the U.S. Treasury's Small Business Lending Fund ("SBLF") program, the Company entered into a Small Business Lending Fund-Securities Purchase Agreement ("SBLF Purchase Agreement") with the Secretary of the Treasury, pursuant to which the Company (i) sold 20,000 shares of the Company's Senior Non-Cumulative Perpetual Preferred Stock, Series A (the "SBLF Preferred Stock") to the Secretary of the Treasury for a purchase price of $20,000,000. The SBLF program is a $30 billion fund established under the Small Business Jobs Act of 2010 that was created to encourage lending to small business by providing capital to qualified community banks with assets of less than $10 billion.

The SBLF Preferred Stock qualifies as Tier 1 capital. The SBLF Preferred Stock is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1, beginning October 1, 2011. The dividend rate, as a percentage of the liquidation amount, can fluctuate on a quarterly basis during the first 10 quarters during which the SBLF Preferred Stock is outstanding, based upon changes in the level of "Qualified Small Business Lending" or "QSBL" (as defined in the SBLF Purchase Agreement) by the by the Bank. Based upon the increase in the Bank's level of QSBL over the baseline level calculated under the terms of the Purchase Agreement, the dividend rate has ranged from 1.0% to 3.9% during the first through the ninth calendar quarters since the SBLF issuance, adjusted to reflect the amount of change in the Bank's level of QBSL. For the tenth calendar quarter through four and one half years after issuance, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) based upon the increase in QSBL as of September 30, 2013, as compared to the baseline. After four and one half years from issuance, the dividend rate will increase to 9% (including a quarterly lending incentive fee of 0.5%).

The SBLF Preferred Stock is non-voting, except in limited circumstances. In the event that the Company misses five dividend payments, whether or not consecutive, the holder of the SBLF Preferred Stock will have the right, but not the obligation, to appoint a representative as an observer on the Company's Board of Directors. In the event that the Company misses six dividend payments, whether or not consecutive, and if the then outstanding aggregate liquidation amount of the SBLF Preferred Stock is at least $20,000,000, then the holder of the SBLF Preferred Stock will have the right to designate two directors to the Board of Directors of the Company. The SBLF Preferred Stock may be redeemed at any time at the Company's option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of its federal banking regulator. As required by the Purchase Agreement, $9,635,000 of the proceeds from the sale of the SBLF Preferred Stock was used to redeem the 9,550 shares of the Company's CPP Series A Preferred Stock, Series A issued in 2008 to the Treasury, plus the accrued dividends owed on the TARP preferred shares, as described below.

On December 5, 2008, as part of the Troubled Asset Relief Program ("TARP") Capital Purchase Program ("CPP"), the Company issued a warrant (the "Warrant") to purchase 114,326 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), for a per share price of $12.53 per share. The Warrant has a 10-year term and was immediately exercisable upon its issuance. In July 2011, the CPP Series A Preferred Stock was redeemed by the Company simultaneously with its issuance to the Treasury of preferred stock under the terms of the SBLF. The Warrant remains outstanding.

Forward Looking Statements

This document contains statements about the Company and its subsidiaries which we believe are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities, interest rates, cost savings and funding advantages expected or anticipated to be realized by management. Words such as "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements by the Company and its management are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and the intentions of management and are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise. The important factors we discuss below, as well as other factors discussed in this report under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and identified in our other filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document:

- the strength of the United States economy in general and the strength of the local economies in which we conduct operations;
- fluctuations in interest rates and in real estate values;
- monetary and fiscal policies of the FRB and the U.S. Government and other governmental initiatives affecting the financial services industry;
- the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses;
- our ability to access cost-effective funding;
- the timely development of and acceptance of our new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;
- expected cost savings, synergies and other benefits from the Company's merger and acquisition activities might not be realized within the anticipated time frames or at all, and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected;
- fluctuations in real estate values and both residential and commercial real estate market conditions;
- demand for loans and deposits in our market area;
- legislative or regulatory changes that adversely affect our business;
- results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our reserve for loan losses or to write-down assets;
- the impact of technological changes; and
- our success at managing the risks involved in the foregoing

The Company disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise.

Market Area

The Bank provides its customers with a full array of community banking services and conducts its business from its headquarters in Poplar Bluff, 17 additional full service offices located in Poplar Bluff (3), Van Buren, Dexter, Kennett, Doniphan, Sikeston, Qulin, Matthews, and Springfield, Missouri, and Jonesboro (2), Paragould, Brookland, Batesville, and Searcy, Arkansas. At June 30, 2013, the Bank considered its primary market area to be as follows: the Bank operates ten branches in six southeast Missouri counties, with one branch in a municipality that straddles a county line and is mostly situated in a seventh county. Those seven counties (Butler, Carter, Dunklin, New Madrid, Ripley, Scott, and Stoddard) have a population of roughly 183,000 persons. In northeast and north central Arkansas, the Bank's six full-service branches are located in four counties (Craighead, Greene, Independence, and White) with a population of roughly 258,000 persons. The Bank also serves a few communities just outside these county borders, but without a notable impact on the demographics of the market area. Springfield,

Missouri, is situated in Greene County, Missouri, with a population of 281,000, and anchors the surrounding Metropolitan Statistical Area (MSA), which boasted a population of nearly 445,000. The Bank's southeast Missouri and northeast and north central Arkansas markets are primarily rural in nature with economies supported by manufacturing activity, agriculture (livestock, rice, timber, soybeans, wheat, melons, corn, and cotton), healthcare, and education. Large employers include hospitals, manufacturers, school districts, and colleges. In the Springfield market, major employers include healthcare providers, educational institutions, federal, local, and state government, retailers, and transportation and distribution firms. For purposes of the Bank's lending policy, the Bank's primary lending area is considered to be counties where the Bank has a branch facility, and any contiguous county.

Competition

The Bank faces strong competition in attracting deposits (its primary source of lendable funds) and originating loans. At June 30, 2013, the Bank was one of 47 bank or saving association groups located in its southeast Missouri and northeast Arkansas market area, and one of 28 bank or saving association groups located in Springfield, Missouri (seven of these overlap with the Bank's southeast Missouri and northeast and north central Arkansas markets).

Competitors for deposits include commercial banks, credit unions, money market funds, and other investment alternatives, such as mutual funds, full service and discount broker-dealers, equity markets, brokerage accounts and government securities. The Bank's competition for loans comes principally from other financial institutions, mortgage banking companies, mortgage brokers and life insurance companies. The Bank expects competition to continue to increase in the future as a result of legislative, regulatory and technological changes within the financial services industry. Technological advances, for example, have lowered barriers to market entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. The Gramm-Leach-Bliley Act, which permits affiliation among banks, securities firms and insurance companies, also has changed the competitive environment in which the Bank conducts business.

Internet Website

The Company maintains a website at www.bankwithsouthern.com. The information contained on that website is not included as part of, or incorporated by reference into, this Annual Report on Form 10-K. The Company currently makes available on or through its website at http://investors.bankwithsouthern.com its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K or amendments to these reports. These materials are also available free of charge on the Securities and Exchange Commission's website at www.sec.gov.

Lending Activities

General. The Bank's lending activities consist of origination of loans secured by mortgages on one- to four-family and multifamily residential real estate, commercial and agricultural real estate, construction loans on residential and commercial properties, commercial and agricultural business loans and consumer loans. The Bank has also occasionally purchased loan participation interests originated by other lenders and secured by properties generally located in the States of Missouri or Arkansas.

Supervision of the loan portfolio is the responsibility of our Chief Lending Officer. Loan officers have varying amounts of lending authority depending upon experience and types of loans. Loans beyond their authority are presented to the next level of authority, which may include the Commercial Loan Committee or the Agricultural Loan Committee. The Commercial Loan Committee consists of several senior lending officers of the Bank and is responsible for approving commercial lending relationships up to $1,000,000. The Agricultural Loan Committee consists of several senior lending officers of the Bank and is responsible for approving agricultural lending relationships of up to $1,000,000. Loan requests above these approval authorities are presented to the Loan Officers Committee, comprised of our President, Chief Lending Officer, and Chief Credit Officer, along with various appointed loan officers. Loans to one borrower (or group of related borrowers), in the aggregate, in excess of $1.5 million require the approval of a majority of the Discount Committee, which consists of all Bank directors, prior to the closing of the loan. All loans are subject to ratification by the full Board of Directors.

The aggregate amount of loans that the Bank is permitted to make under applicable federal regulations to any one borrower, including related entities, or the aggregate amount that the Bank could have invested in any one real estate project, is based on the Bank's capital levels. See "Regulation - Loans to One Borrower." At June 30, 2013, the maximum amount which the Bank could lend to any one borrower and the borrower's related entities was approximately $23.7 million. However, the Bank's internal lending limit established by the Board of Directors is $10.0 million. On limited occasions and with board approval, the Bank has allowed exceptions to its internal lending limit. At June 30, 2013, the Bank's five largest credit relationships, as defined by loan to one borrower limitations, ranged from $9.2 million to $12.9 million, net of participation interests sold. As of June 30, 2013, the majority of these credits were commercial real estate, commercial business, or multi-family real estate loans and all of them continued to perform according to their terms.

Loan Portfolio Analysis. The following table sets forth the composition of the Bank's loan portfolio by type of loan and type of security as of the dates indicated.

	At June 30,					
	2013		2012		2011	
	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)					
Type of Loan:						
Mortgage Loans:						
Residential real estate	$ 233,888	36.14%	$ 201,013	34.45%	$ 199,885	35.91%
Commercial real estate [1]	242,304	37.44	200,957	34.44	185,159	33.27
Construction	30,725	4.75	40,182	6.89	29,921	5.38
Total mortgage loans	506,917	78.33	442,152	75.78	414,965	74.56
Other Loans:						
Automobile loans	6,779	1.05	7,552	1.29	9,024	1.62
Commercial business [2]	130,868	20.22	137,004	23.48	126,290	22.69
Home equity	15,775	2.44	15,856	2.72	14,027	2.52
Other	5,862	0.91	5,578	0.96	6,912	1.25
Total other loans	159,284	24.61	165,990	28.45	156,253	28.07
Total loans	666,201	102.94	608,142	104.23	571,218	102.63
Less:						
Undisbursed loans in process	10,792	1.67	17,370	2.98	8,330	1.50
Deferred fees and discounts	(143)	(0.02)	(185)	(0.03)	(126)	(0.02)
Allowance for loan losses	8,386	1.30	7,492	1.28	6,438	1.16
Net loans receivable	$ 647,166	100.00%	$ 583,465	100.00%	$ 556,576	100.00%
Type of Security:						
Residential real estate						
One-to four-family	$ 205,281	31.72	$ 189,313	32.45	$ 189,282	34.01
Multi-family	47,388	7.32	36,513	6.26	30,272	5.44
Commercial real estate	190,563	29.45	162,478	27.85	145,453	26.13
Land	63,689	9.84	58,830	10.08	52,933	9.51
Commercial	130,867	20.22	132,022	22.63	123,295	22.15
Consumer and other	28,413	4.39	28,986	4.97	29,983	5.39
Total loans	666,201	102.94	608,142	104.23	571,218	102.63
Less:						
Undisbursed loans in process	10,792	1.67	17,370	2.98	8,330	1.50
Deferred fees and discounts	(143)	(0.02)	(185)	(0.03)	(126)	(0.02)
Allowance for loan losses	8,386	1.30	7,492	1.28	6,438	1.16
Net loans receivable	$ 647,166	100.00%	$ 583,465	100.00%	$ 556,576	100.00%

(1) Commercial real estate loan balances included farmland and other agricultural-related real estate loans of $53.0 million, $48.6 million and $42.4 million as of June 30, 2013, 2012, and 2011, respectively.

(2) Commercial business loan balances included agricultural equipment and production loans of $47.4 million, $50.8 million and $45.3 million as of June 30, 2013, 2012, and 2011, respectively.

The following table shows the fixed and adjustable rate composition of the Bank's loan portfolio at the dates indicated.

	At June 30,					
	2013		2012		2011	
	Amount	Percent	Amount	Percent	Amount	Percent
			(Dollars in thousands)			
Type of Loan:						
Fixed-Rate Loans:						
Residential real estate	$ 111,520	17.23%	$ 115,716	19.83%	$ 129,967	23.35%
Commercial real estate	156,349	24.16	128,954	22.10	120,327	21.62
Construction	26,788	4.14	35,886	6.15	27,947	5.02
Consumer	12,641	1.95	13,130	2.25	15,934	2.86
Commercial business	72,739	11.24	75,910	13.01	77,154	13.86
Total fixed-rate loans	380,037	58.72	369,596	63.34	371,329	66.72
Adjustable-Rate Loans:						
Residential real estate	122,368	18.91	85,296	14.62	69,917	12.56
Commercial real estate	85,955	13.28	72,005	12.34	64,831	11.65
Construction	3,937	0.61	4,296	0.74	1,975	0.35
Consumer	15,775	2.44	15,855	2.72	14,030	2.52
Commercial business	58,129	8.98	61,094	10.47	49,136	8.83
Total adjustable-rate loans	286,164	44.22	238,546	40.88	199,889	35.91
Total loans	666,201	102.94	608,142	104.23	571,218	102.63
Less:						
Undisbursed loans in process	10,792	1.67	17,370	2.98	8,330	1.50
Net deferred loan fees	(143)	(0.02)	(185)	(0.03)	(126)	(0.02)
Allowance for loan loss	8,386	1.30	7,492	1.28	6,438	1.16
Net loans receivable	$ 647,166	100.00%	$ 583,465	100.00%	$ 556,576	100.00%

Residential Mortgage Lending. The Bank actively originates loans for the acquisition or refinance of one- to four-family residences. These loans are originated as a result of customer and real estate agent referrals, existing and walk-in customers and from responses to the Bank's marketing campaigns. At June 30, 2013, residential loans secured by one- to four-family residences totaled $188.0 million, or 29.1% of net loans receivable.

The Bank currently offers both fixed-rate and adjustable-rate mortgage ("ARM") loans. During the year ended June 30, 2013, the Bank originated $40.3 million of ARM loans and $7.6 million of fixed-rate loans that were secured by one- to four-family residences, for retention in the Bank's portfolio. An additional $7.6 million in fixed-rate one- to four-family residential loans were originated for sale on the secondary market. Substantially all of the one- to four-family residential mortgage originations in the Bank's portfolio are located within the Bank's primary market area.

The Bank generally originates one- to four-family residential mortgage loans in amounts up to 90% of the lower of the purchase price or appraised value of residential property. For loans originated in excess of 80%, the Bank charges an additional 50 basis points, but does not require private mortgage insurance. At June 30, 2013, the remaining balance of loans originated with a loan-to-value ratio in excess of 80% was $53.6 million. For fiscal years ended June 30, 2013, 2012, and 2011, originations of one- to four-family loans in excess of 80% loan-to-value have totaled $13.8 million, $12.7 million, and $6.7 million, respectively, a total of $33.2 million. The remaining balance of those loans at June 30, 2013, was $27.0 million. Originating loans with higher loan-to-value ratios presents additional credit risk to the Company. Consequently, the Company limits this product to borrowers with a favorable credit history and a demonstrable ability to service the debt. The majority of new residential mortgage loans originated by the Bank conform to secondary market underwriting standards, however, documentation of loans files may not be adequate to allow for immediate sale. The interest rates charged on these loans are competitively priced based on local market conditions, the availability of funding, and anticipated profit margins. Fixed and ARM loans originated by the Bank are amortized over periods as long as 30 years, but typically are repaid over shorter periods.

Fixed-rate loans secured by one- to four-family residences have contractual maturities up to 30 years, and are generally fully amortizing with payments due monthly. These loans normally remain outstanding for a substantially shorter period of time because of refinancing and other prepayments. A significant change in the interest rate environment can alter the average life of a residential loan portfolio. The one- to four-family fixed-rate loans do not contain prepayment penalties. At June 30, 2013, one- to four-family loans with a fixed rate totaled $89.4 million, and had a weighted-average maturity of 183 months.

The Bank currently originates one- to four-family adjustable rate mortgage ("ARM") loans, which adjust annually, after an initial period of one, three, five, or seven years. Typically, originated ARM loans secured by owner occupied properties reprice at a margin of 2.75% to 3.00% over the weekly average yield on United States Treasury securities adjusted to a constant maturity of one year ("CMT"). Generally, ARM loans secured by non-owner occupied residential properties reprice at a margin of 3.75% over the CMT index. Current residential ARM loan originations are subject to annual and lifetime interest rate caps and floors. As a consequence of using interest rate caps, initial rates which may be at a premium or discount, and a "CMT" loan index, the interest earned on the Bank's ARMs will react differently to changing interest rates than the Bank's cost of funds. At June 30, 2013, one- to four-family loans tied to the CMT index totaled $93.9 million. One- to four-family loans tied to other indices totaled $5.2 million.

In underwriting one- to four-family residential real estate loans, the Bank evaluates the borrower's ability to meet debt service requirements at current as well as fully indexed rates for ARM loans, as well as the value of the property securing the loan. Most properties securing real estate loans made by the Bank during fiscal 2013 had appraisals performed on them by independent fee appraisers approved and qualified by the Board of Directors. The Bank generally requires borrowers to obtain title insurance and fire, property and flood insurance (if indicated) in an amount not less than the amount of the loan. Real estate loans originated by the Bank generally contain a "due on sale" clause allowing the Bank to declare the unpaid principal balance due and payable upon the sale of the security property.

The Company also originates loans secured by multi-family residential properties that are generally located in the Company's primary market area. At June 30, 2013, the Bank had $45.3 million, or 7.0% of net loans receivable, in multi-family residential real estate. The majority of the multi-family residential loans that are originated by the Bank are amortized over periods generally up to 20 years, with balloon maturities up to five years. Both fixed and adjustable interest rates are offered and it is typical for the Company to include an interest rate "floor" in the loan agreement. Variable rate loans typically adjust daily, monthly, quarterly or annually based on the Wall Street prime interest rate. Generally, multi-family residential loans do not exceed 85% of the lower of the appraised value or purchase price of the secured property. The Company generally requires a Board-approved independent certified fee appraiser to be engaged in determining the collateral value. As a general rule, the Company requires the unlimited guaranty of all individuals (or entities) owning (directly or indirectly) 20% or more of the stock of the borrowing entity.

The primary risk associated with multifamily loans is the ability of the income-producing property that collateralizes the loan to produce adequate cash flow to service the debt. High unemployment or generally weak economic conditions may result in borrowers having to provide rental rate concessions to achieve adequate occupancy rates. In an effort to reduce these risks, the Bank will evaluate the guarantor's ability to inject personal funds as a tertiary source of repayment.

Commercial Real Estate Lending. The Bank actively originates loans secured by commercial real estate including land (improved and unimproved), strip shopping centers, retail establishments and other businesses generally located in the Bank's primary market area. At June 30, 2013, the Bank had $242.3 million in commercial real estate loans, which represented 37.4% of net loans receivable. Of this amount, $53.0 million were loans secured by agricultural properties. The increase over the last several fiscal years in agricultural lending is the result of an intentional focus by the Bank on that segment of our market, including the hiring of personnel with knowledge of agricultural lending and experience in that type of business development. The Company expects to continue to grow its agricultural lending portfolio, but expects that the rate of growth experienced over the last several fiscal years is unlikely to be maintained. The Company expects to continue to maintain or increase the percentage of commercial real estate loans in its total portfolio.

Most commercial real estate loans originated by the Bank generally are based on amortization schedules of up to 20 years with monthly principal and interest payments. Generally, the interest rate received on these loans is fixed for a maturity for up to five years, with a balloon payment due at maturity. Alternatively, for some loans, the interest rate adjusts at least annually after an initial period up to five years, based upon the Wall Street prime rate. The Bank typically includes an interest rate "floor" in the loan agreement. The Bank's fixed-rate commercial real estate portfolio has a weighted average maturity of 38 months. Variable rate commercial real estate originations typically adjust daily, monthly, quarterly or annually based on the Wall Street prime rate. Generally, improved commercial real estate loan amounts do not exceed 80% of the lower of the appraised value or the purchase price of the secured property. Agricultural real estate terms offered differ slightly, with amortization schedules of up to 25 years with an 80% loan-to-value ratio, or 30 years with a 75% loan-to-value ratio. Agricultural real estate loans generally require an annual payment. Before credit is extended, the Bank analyzes the financial condition of the borrower, the borrower's credit history, and the reliability and predictability of the cash flow generated by the property and the value of the property itself. Generally, personal guarantees are obtained from the borrower in addition to obtaining the secured property as collateral for such loans. The Bank also generally requires appraisals on properties securing commercial real estate to be performed by a Board-approved independent certified fee appraiser.

Generally, loans secured by commercial real estate involve a greater degree of credit risk than one- to four-family residential mortgage loans. These loans typically involve large balances to single borrowers or groups of related borrowers. Because payments on loans secured by commercial real estate are often dependent on the successful operation or management of the secured property, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. See "Asset Quality."

Construction Lending. The Bank originates real estate loans secured by property or land that is under construction or development. At June 30, 2013, the Bank had $30.7 million, or 4.75% of net loans receivable in construction loans outstanding.

Construction loans originated by the Bank are generally secured by mortgage loans for the construction of owner occupied residential real estate or to finance speculative construction secured by residential real estate, land development, or owner-operated or non-owner occupied commercial real estate. At June 30, 2013, $16.7 million of the Bank's construction loans were secured by one- to four-family residential real estate (of which $3.3 million was for speculative construction), $2.0 million of which were secured by multi-family residential real estate, and $12.0 million of which were secured by commercial real estate. During construction, these loans typically require monthly interest-only payments and have maturities ranging from 6 to 12 months. Once construction is completed, permanent construction loans may be converted to monthly payments using amortization schedules of up to 30 years on residential and generally up to 20 years on commercial real estate.

Speculative construction and land development lending generally affords the Bank an opportunity to receive higher interest rates and fees with shorter terms to maturity than those obtainable from residential lending. Nevertheless, construction and land development lending is generally considered to involve a higher level of credit risk than one- to four-family residential lending due to (i) the concentration of principal among relatively few borrowers and development projects, (ii) the increased difficulty at the time the loan is made of accurately estimating building or development costs and the selling price of the finished product, (iii) the increased difficulty and costs of monitoring and disbursing funds for the loan, (iv) the higher degree of sensitivity to increases in market rates of interest and changes in local economic conditions, and (v) the increased difficulty of working out problem loans. Due in part to these risk factors, the Bank may be required from time to time to modify or extend the terms of some of these types of loans. In an effort to reduce these risks, the application process includes a submission to the Bank of accurate plans, specifications and costs of the project to be constructed. These items are also used as a basis to determine the appraised value of the subject property. Loan amounts are generally limited to 80% of the lesser of current appraised value and/or the cost of construction.

Consumer Lending. The Bank offers a variety of secured consumer loans, including home equity, direct and indirect automobile loans, second mortgages, mobile homes and loans secured by deposits. The Bank originates substantially all of its consumer loans in its primary market area. Usually, consumer loans are originated with fixed rates for terms of up to five years, with the exception of home equity lines of credit, which are variable, tied to the prime rate of interest, and are for a period of ten years. At June 30, 2013, the Bank's consumer loan portfolio totaled $28.4 million, or 4.39% of net loans receivable.

Home equity loans represented 55.5% of the Bank's consumer loan portfolio at June 30, 2013, and totaled $15.8 million, or 2.44% of net loans receivable.

Home equity lines of credit (HELOCs) are secured with a deed of trust and are issued up to 100% of the appraised or assessed value of the property securing the line of credit, less the outstanding balance on the first mortgage. Interest rates on the HELOCs are adjustable and are tied to the current prime interest rate, generally with an interest rate floor in the loan agreement. This rate is obtained from the Wall Street Journal and adjusts on a daily basis. Interest rates are based upon the loan-to-value ratio of the property with better rates given to borrowers with more equity. HELOCs, which are secured by residential properties, are secured by stronger collateral than automobile loans and because of the adjustable rate structure, contain less interest rate risk to the Bank. Lending up to 100% of the value of the property presents greater credit risk to the Bank. Consequently, the Bank limits this product to customers with a favorable credit history. At June 30, 2013, lines of credit up to 80% of the property value represented 84.4% of outstanding balances, and 88.1% of balances and commitments; lines of credit for more than 80%, but not exceeding 90%, of the property value represented 15.1% of outstanding balances and 11.6% of balances and commitments; and lines of credit in excess of 90% of the property value represented 0.4% of outstanding balances and 0.3% of balances and commitments.

Automobile loans represented 23.86% of the Bank's consumer loan portfolio at June 30, 2013, and totaled $6.8 million, or 1.05% of net loans receivable. Of that total, $57,000 represented loans originated by auto dealers. The Bank generally pays a negotiated fee back to the dealer for these loans. Typically, automobile loans are made for terms of up to 60 months for new and used vehicles. Loans secured by automobiles have fixed rates and are generally made in amounts up to 100% of the purchase price of the vehicle.

Consumer loan terms vary according to the type and value of collateral, length of contract and creditworthiness of the borrower. The underwriting standards employed for consumer loans include employment stability, an application, a determination of the applicant's payment history on other debts, and an assessment of ability to meet existing and proposed obligations. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount.

Consumer loans may entail greater credit risk than do residential mortgage loans, because they are generally unsecured or are secured by rapidly depreciable or mobile assets, such as automobiles. In the event of repossession or default, there may be no secondary source of repayment or the underlying value of the collateral could be insufficient to repay the loan. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be affected by adverse personal circumstances. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. The Bank's delinquency levels for these types of loans are reflective of these risks. See "Asset Classification."

Commercial Business Lending. The Bank's commercial business lending activities encompass loans with a variety of purposes and security, including loans to finance accounts receivable, inventory, equipment and operating lines of credit. At June 30, 2013, the Bank had $130.9 million in commercial business loans outstanding, or 20.2% of net loans receivable. Of this amount, $47.4 million were loans related to agriculture, including amortizing equipment loans and annual production lines. The increase over the last several fiscal years in agricultural lending is the result of an intentional focus by the Bank on that segment of our market, including the hiring of personnel with knowledge of agricultural lending and experience in that type of business development. The Company expects to continue to grow its agricultural lending portfolio, but expects that the rate of growth experienced over the last several fiscal years is unlikely to be maintained. The Bank expects to continue to maintain or increase the current percentage of commercial business loans in its total loan portfolio.

The Bank currently offers both fixed and adjustable rate commercial business loans. At year end, the Bank had $72.3 million in fixed rate and $58.1 million of adjustable rate commercial business loans. The adjustable rate business loans typically reprice daily, monthly, quarterly, or annually, in accordance with the Wall Street prime rate of interest. The Bank typically includes an interest rate "floor" in the loan agreement.

Commercial business loan terms vary according to the type and value of collateral, length of contract and creditworthiness of the borrower. Generally, commercial loans secured by fixed assets are amortized over periods up to five years, while commercial operating lines of credit or agricultural production lines are generally for a one year period. The Bank's commercial business loans are evaluated based on the loan application, a determination of the applicant's payment history on other debts, business stability and an assessment of ability to meet existing obligations and payments on the proposed loan. Although creditworthiness of the applicant is a primary consideration, the underwriting process also includes a comparison of the value of the security, if any, in relation to the proposed loan amount.

Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment and other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself. Further, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.

Contractual Obligations and Commitments, Including Off-Balance Sheet Arrangements. The following table discloses our fixed and determinable contractual obligations and commercial commitments by payment date as of June 30, 2013. Commitments to extend credit totaled $97.6 million at June 30, 2013.

	Less Than 1 year	1-3 Years	4-5 years	More Than 5 Years	Total
			(In thousands)		
Federal Home Loan Bank advances......	$ ---	$ ---	$ 15,500	$ 9,000	$ 24,500
Certificates of deposit..........................	160,998	82,149	29,095	---	272,242
Total..	$ 160,998	$ 82,149	$ 44,595	$ 9,000	$ 296,742

	Less Than 1 year	1-3 Years	4-5 years	More Than 5 Years	Total
			(In thousands)		
Construction loans in process..............	$ 10,792	$ ---	$ ---	$ ---	$ 10,792
Other commitments..............................	70,314	6,585	1,042	8,829	86,770
	$ 81,106	$ 6,585	$ 1,042	$ 8,829	$ 97,562

Loan Maturity and Repricing

The following table sets forth certain information at June 30, 2013, regarding the dollar amount of loans maturing or repricing in the Bank's portfolio based on their contractual terms to maturity or repricing, but does not include scheduled payments or potential prepayments. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less. Mortgage loans that have adjustable rates are shown as maturing at their next repricing date. Listed loan balances are shown before deductions for undisbursed loan proceeds, unearned discounts, unearned income and allowance for loan losses.

	Within One Year	After One Year Through 5 Years	After 5 Years Through 10 Years	After 10 Years	Total
			(In thousands)		
Residential real estate............................	$ 17,911	$ 96,957	$ 22,902	$ 96,118	$ 233,888
Commercial real estate...........................	42,208	165,717	28,423	5,956	242,304
Construction..	28,339	2,386	---	---	30,725
Consumer..	3,962	11,981	12,473	---	28,416
Commercial business	72,760	41,365	11,360	5,383	130,868
Total loans...	$ 165,180	$ 318,406	$ 75,158	$ 107,457	$ 666,201

As of June 30, 2013, loans with a maturity date after June 30, 2014 with fixed interest rates totaled $278.4 million, and loans with a maturity date after June 30, 2014 with adjustable rates totaled $222.6 million.

Loan Originations, Sales and Purchases

Generally, all loans are originated by the Bank's staff, who are salaried loan officers. Loan applications are generally taken and processed at each of the Bank's full-service locations, and the Bank recently began processing online applications for single-family residential loans. The Bank began offering secondary market loans, which are also originated by the Bank's staff, to customers during fiscal year 2002.

While the Bank originates both adjustable-rate and fixed-rate loans, the ability to originate loans is dependent upon the relative customer demand for loans in its market. In fiscal 2013, the Bank originated $237.3 million of loans, compared to $200.8 million and $150.4 million in fiscal 2012 and 2011, respectively. Of these loans, mortgage loan originations were $201.7 million, $138.4 million and $118.6 million in fiscal 2013, 2012 and 2011, respectively.

From time to time, the Bank has purchased loan participations consistent with its loan underwriting standards. In fiscal 2013, the Bank purchased $2.7 milion of new loan participations. At June 30, 2013, loan participations totaled $15.8 million, or 2.71% of net loans receivable. At June 30, 2013, all of these participations were performing in accordance to their respective terms. The Bank will evaluate purchasing additional loan participations, based in part on local loan demand, liquidity, portfolio and leverage rate.

The following table shows total loans originated, purchased, sold and repaid during the periods indicated.

	Year Ended June 30,		
	2013	2012	2011
	(Dollars in thousands)		
Total loans at beginning of period	$ 608,142	$ 571,218	$ 431,776
Loans originated:			
One-to four-family residential	55,841	47,403	34,288
Multi-family residential and commercial real estate	112,964	68,559	58,016
Construction loans	23,581	22,477	26,247
Commercial business	48,652	44,972	24,029
Consumer and others	9,181	17,398	7,841
Total loans originated	250,219	200,809	150,421
Loans purchased:			
Total loans purchased [(1)]	2,653	839	123,007
Loans sold:			
Total loans sold	(15,322)	(11,914)	(14,501)
Principal repayments	(168,614)	(146,123)	(107,843)
Participation principal repayments	(6,481)	(5,421)	(10,469)
Foreclosures	(4,396)	(1,266)	(1,173)
Net loan activity	58,059	36,924	139,442
Total loans at end of period	$ 666,201	$ 608,142	$ 571,218

(1) Amounts reported in fiscal 2011 include the Company's acquisition of loans recorded at a $114.6 million fair value in the December 2010 acquisition of the former First Southern Bank.

Loan Commitments

The Bank issues commitments for one- to four-family residential mortgage loans, operating or working capital lines of credit. Such commitments may be oral or in writing with specified terms, conditions and at a specified rate of interest and standby letters-of-credit. The Bank had outstanding net loan commitments of approximately $97.3 million at June 30, 2013. See Note 15 of Notes to the Consolidated Financial Statements contained in Item 8.

Loan Fees

In addition to interest earned on loans, the Bank receives income from fees in connection with loan originations, loan modifications, late payments and for miscellaneous services related to its loans. Income from these activities varies from period to period depending upon the volume and type of loans made and competitive conditions.

Asset Quality

Delinquent Loans. Generally, when a borrower fails to make a required payment on mortgage or installment loans, the Bank begins the collection process by mailing a computer generated notice to the customer. If the delinquency is not cured promptly, the customer is contacted again by notice or telephone. After an account secured by real estate becomes over 60 days past due, the Bank will typically send a 30-day demand notice to the customer which, if not cured or unless satisfactory arrangements have been made, will lead to foreclosure. For consumer loans, the Missouri Right-To-Cure Statute is followed, which requires issuance of specifically worded notices at specific time intervals prior to repossession or further collection efforts.

The following table sets forth the Bank's loan delinquencies by type and by amount at June 30, 2013.

	Loans Delinquent For:				Total Loans Delinquent 60 Days or More	
	60-89 Days		90 Days and Over			
	Numbers	Amounts	Numbers	Amounts	Numbers	Amounts
			(Dollars in thousands)			
Residential real estate	2	$ 66	3	$ 103	7	$ 237
Commercial real estate	---	---	4	225	2	157
Commercial non-real estate	---	---	2	12	2	12
Other consumer	3	43	1	18	4	61
Totals	5	$ 109	10	$ 358	15	$ 467

Non-Performing Assets. The table below sets forth the amounts and categories of non-performing assets in the Bank's loan portfolio. Loans are placed on non-accrual status when the collection of principal and/or interest becomes doubtful, and as a result, previously accrued interest income on the loan is removed from current income. The Bank has no reserves for uncollected interest and does not accrue interest on non-accrual loans. A loan may be transferred back to accrual status once a satisfactory repayment history has been restored. Foreclosed assets held for sale include assets acquired in settlement of loans and are shown net of reserves.

For information regarding accrual of interest on impaired loans, see Note 1 of Notes to the Consolidated Financial Statements contained in Item 8.

The Company generally treats loans acquired with impaired credit quality as an accruing asset, despite reporting such loans as impaired, because these loans are recorded at acquisition at fair value, which includes an accretable discount which is recorded as interest income over the expected life of the obligation.

The following table sets forth information with respect to the Bank's non-performing assets as of the dates indicated.

	At June 30,				
	2013	2012	2011	2010	2009
	(Dollars in thousands)				
Nonaccruing loans:					
Residential real estate	$ 414	$ 395	$ 97	$ 154	$ 343
Commercial real estate	157	977	152	51	241
Consumer	24	16	12	24	9
Commercial business	842	1,010	2	9	66
Total	1,437	2,398	263	238	659
Loans 90 days past due accruing interest:					
Residential real estate	---	---	189	9	137
Commercial real estate	---	---	125	---	---
Consumer	---	---	122	51	---
Commercial business	---	---	2	34	---
Total	---	---	438	94	137
Total nonperforming loans	1,437	2,398	701	332	796
Nonperforming investments	125	125	125	125	125
Foreclosed assets held for sale:					
Real estate owned	3,030	1,426	1,515	1,501	313
Other nonperforming assets	46	9	34	90	137
Total nonperforming assets	$ 4,638	$ 3,958	$ 2,375	$ 2,048	$ 1,371
Total nonperforming loans to net loans	0.22%	0.41%	0.13%	0.08%	0.22%
Total nonperforming loans to total assets	0.18%	0.32%	0.10%	0.06%	0.17%
Total nonperforming assets to total assets	0.58%	0.54%	0.35%	0.37%	0.29%

At June 30, 2013, troubled debt restructurings (TDRs) totaled $5.6 million, of which $700,000 was considered nonperforming and was included in the nonaccrual loan total above. The remaining $4.9 million in TDRs have complied with the modified terms for a reasonable period of time and are therefore considered by the Company to be accrual status loans. At June 30, 2012, troubled debt restructurings (TDRs) totaled $4.9 million, of which $1.7 million was considered nonperforming and was included in the nonaccrual loan total above. In general, these loans were subject to classification as TDRs at June 30, 2013, on the basis of guidance under ASU 2011-02, which indicates that the Company may not consider the borrower's effective borrowing rate on the old debt immediately before the restructuring in determining whether a concession has been granted. At June 30, 2009 through 2011, the Company had no restructured loans within the meaning of ASC Topic 310.

Real Estate Owned. Real estate properties acquired through foreclosure or by deed in lieu of foreclosure are recorded at the lower of cost or fair value, less estimated disposition costs. If fair value at the date of foreclosure is lower than the balance of the related loan, the difference will be charged-off to the allowance for loan losses at the time of transfer. Management periodically updates real estate valuations and if the value declines, a specific provision for losses on such property is established by a charge to operations. At June 30, 2013, the Company's balance of real estate owned totaled $3.0 million and included $800,000 residential and $2.2 million non-residential properties.

Asset Classification. Applicable regulations require that each insured institution review and classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, regulatory examiners have authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. Substandard assets must have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified loss is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. When an insured institution classifies problem assets as loss, it charges off the balance of the assets. Assets which do not currently expose the Bank to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses, may be designated as special mention. The Bank's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the FRB and the Missouri Division of Finance, which can order the establishment of additional loss allowances.

On the basis of management's review of the assets of the Company, at June 30, 2013, classified assets totaled $10.2 million, or 1.28% of total assets as compared $12.2 million, or 1.65% of total assets at June 30, 2012. Of the amount classified as of June 30, 2013, $10.2 million was considered substandard, while $0 was considered doubtful or loss. At June 30, 2013, significant classified assets included one loan relationship with outstanding classified balances of $1.8 million (an additional $4.1 million outstanding to this borrower is not classified, due to a USDA guarantee) secured by commercial real estate, aircraft, and general business liens, and another loan relationship with outstanding classified balances of $1.0 million, secured primarily by commercial real estate. Both relationships are classified due to concerns regarding the borrower's ability to generate sufficient cash flows to service the debt. All of the Company's investments in pooled trust preferred securities, with a book value of $1.6 million, were classified, also due to concerns about the ability of the pools to continue to generate sufficient cash flows to service the debt. Three of these securities, with a book value of $1.1 million (included in the total of $1.6 million, above) have deferred interest payments as of June 30, 2013. All other material classified assets were performing in accordance with terms at June 30, 2013.

Other Loans of Concern. In addition to the classified assets discussed above, there was also an aggregate of $3.6 million in loans, with respect to which management has doubts as to the ability of the borrowers to continue to comply with present loan repayment terms, which may ultimately result in the classification of such assets. Included in other loans of concern were a $1.6 million relationship secured primarily by multi-family residential property, and a $1.2 million relationship secured primarily by commercial real estate and general business liens. These loans continued to perform according to terms as of June 30, 2013, but were identified as other loans of concern due to concerns regarding the borrower's ability to continue to generate sufficient cash flows to service the debt.

Allowance for Loan Losses. The Bank's allowance for loan losses is established through a provision for loan losses based on management's evaluation of the risk inherent in the loan portfolio and changes in the nature and volume of loan activity, including those loans which are being specifically monitored. Such evaluation, which includes a review of loans for which full collectibility may not be reasonably assured, considers among other matters, the estimated fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate provision for loan losses. These provisions for loan losses are charged against earnings in the year they are established. The Bank had an allowance for loan losses at June 30, 2013, of $8.4 million, which represented 165% of nonperforming assets as compared to an allowance of $7.5 million, which represented 189% of nonperforming assets at June 30, 2012.

At June 30, 2013, the Bank also had an allowance for credit losses on off-balance sheet credit exposures of $497,000, as compared to $473,000 at June 30, 2012. This amount is maintained as a separate liability account to cover estimated potential credit losses associated with off-balance sheet credit instruments such as off-balance sheet loan commitments, standby letters of credit, and guarantees.

Although management believes that it uses the best information available to determine the allowance, unforeseen market conditions could result in adjustments and net earnings could be significantly affected if circumstances differ substantially from assumptions used in making the final determination. Future additions to the allowance will likely be the result of periodic loan, property and collateral reviews and thus cannot be predicted with certainty in advance.

The following table sets forth an analysis of the Bank's allowance for loan losses for the periods indicated. Where specific loan loss reserves have been established, any difference between the loss reserve and the amount of loss realized has been charged or credited to current income.

	Year Ended June 30,				
	2013	2012	2011	2010	2009
	(Dollars in thousands)				
Allowance at beginning of period	$ 7,492	$ 6,438	$ 4,509	$ 3,993	$ 3,199
Recoveries					
Residential real estate	4	7	3	8	3
Construction real estate	1	1	25	---	---
Commercial real estate	5	---	1	3	6
Commercial business	8	16	7	5	3
Consumer	16	15	18	5	14
Total recoveries	34	39	54	21	26
Charge offs:					
Residential real estate	302	98	158	153	19
Construction real estate	35	---	158	---	---
Commercial real estate	422	41	60	76	11
Commercial business	50	436	67	118	242
Consumer	47	195	66	83	111
Total charge offs	856	770	509	430	383
Net recoveries (charge offs)	(822)	(731)	(455)	(409)	(357)
Provision for loan losses	1,716	1,785	2,385	925	1,151
Balance at end of period	$ 8,386	$ 7,492	$ 6,439	$ 4,509	$ 3,993
Ratio of allowance to total loans outstanding at the end of the period	1.28%	1.27%	1.14%	1.06%	1.07%
Ratio of net charge offs to average loans outstanding during the period	0.13%	0.13%	0.09%	0.10%	0.10%

The following table sets forth the breakdown of the allowance for loan losses by loan category for the periods indicated.

	At June 30,									
	2013		2012		2011		2010		2009	
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)									
Residential real estate	$ 1,810	35.11%	$ 1,635	33.05%	$ 1,618	34.99%	$ 902	36.71%	$ 750	42.40%
Construction	273	4.61	243	6.61	193	5.24	198	6.47	128	3.96
Commercial real estate	3,602	36.37	2,986	33.04	2,671	32.41	1,605	28.14	1,217	24.37
Consumer	472	4.27	484	4.77	441	5.25	473	6.10	367	6.11
Commercial business	2,229	19.64	2,144	22.53	1,515	22.11	1,330	22.58	1,038	23.16
Unallocated	---	---	---	---	---	---	---	---	493	---
Total allowance for loan losses	$ 8,386	100.00%	$ 7,492	100.00%	$ 6,438	100.00%	$ 4,508	100.00%	$ 3,993	100.00%

Investment Activities

General. Under Missouri law, the Bank is permitted to invest in various types of liquid assets, including U.S. Government and State of Missouri obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, banker's acceptances, repurchase agreements, federal funds, commercial paper, investment grade corporate debt securities and obligations of States and their political subdivisions. Generally, the investment policy of the Company is to invest funds among various categories of investments and repricing characteristics based upon the Bank's need for liquidity, to provide collateral for borrowings and public unit deposits, to help reach financial performance targets and to help maintain asset/liability management objectives.

The Company's investment portfolio is managed in accordance with the Bank's investment policy which was adopted by the Board of Directors of the Bank and is implemented by members of the asset/liability management committee which consists of the President/CEO, the CFO, the COO and four outside directors.

Investment purchases and/or sales must be authorized by the appropriate party, depending on the aggregate size of the investment transaction, prior to any investment transaction. The Board of Directors reviews all investment transactions. All investment purchases are identified as available-for-sale ("AFS") at the time of purchase. The Company has not classified any investment securities as held-to-maturity over the last five years. Securities classified as "AFS" must be reported at fair value with unrealized gains and losses recorded as a separate component of stockholders' equity. At June 30, 2013, AFS securities totaled $80.0 million (excluding FHLB and FRB membership stock). For information regarding the amortized cost and market values of the Company's investments, see Note 2 of Notes to the Consolidated Financial Statements contained in Item 8.

As of June 30, 2013, the Company had no derivative instruments and no outstanding hedging activities. Management has reviewed potential uses for derivative instruments and hedging activities, but has no immediate plans to employ these tools.

Debt and Other Securities. At June 30, 2013, the Company's debt and other securities portfolio totaled $63.2 million, or 7.94% of total assets as compared to $55.9 million, or 7.55% of total assets at June 30, 2012. During fiscal 2013, the Bank had $20.1 million in maturities and $40.1 million in security purchases. Of the securities that matured, $19.9 million was called for early redemption. At June 30, 2013, the investment securities portfolio included $22.4 million in U.S. government and government agency bonds, of which $20.4 million is subject to early redemption at the option of the issuer, and $39.3 million in municipal bonds, of which $35.4 million is subject to early redemption at the option of the issuer. The remaining portfolio consists of $1.6 million in other securities (including $446,000 estimated fair value in pooled trust preferred securities). Based on projected maturities, the weighted average life of the debt and other securities portfolio at June 30, 2013, was 46 months. Membership stock held in the FHLB of Des Moines, totaling $2.0 million, and the FRB of St. Louis, totaling $1.0 million, was not included in the above totals.

At June 30, 2013, the Company owned four pooled trust preferred securities with a fair value of $446,000 and a book value of $1.6 million. The June 30, 2013, cash flow analysis for three of these securities showed it is probable the Company will receive all contracted principal and related interest projected, though interest payments have been deferred on two of the three securities. For the fourth security, an analysis at December 31, 2008, indicated other-than temporary impairment (OTTI), and the Company performed further analysis to determine the portion of the loss that was related to credit conditions of the underlying issuers. The credit loss was calculated by comparing expected discounted cash flows based on performance indicators of the underlying assets in the security to the carrying value of the investment. The discounted cash flow was based on anticipated default and recovery rates, and the resulting projected cash flows were discounted based on the yield anticipated at the time the security was purchased. Based on this analysis, the Company recorded an impairment charge of $375,000 for the credit portion of the unrealized loss for this trust preferred security. This loss established a new, lower amortized cost basis of $125,000 for this security, and reduced non-interest income for the second quarter and fiscal year ended June 30, 2009. Analyses performed quarterly and at fiscal year end in 2013 indicated no further impairment of any securities owned by the Company. See Note 2 of Notes to the Consolidated Financial Statements contained in Item 8.

Mortgage-Backed Securities. At June 30, 2013, MBS totaled $16.7 million, or 2.1%, of total assets, as compared to $19.3 million, or 2.6%, of total assets at June 30, 2012. During fiscal 2013, the Bank had maturities and prepayments of $13.0 million and $11.1 million in purchases of MBS. At June 30, 2013, the MBS portfolio included $124,000 in adjustable-rate MBS, $6.2 million in fixed-rate MBS, $5.3 million in fixed rate collateralized mortgage obligations (CMOs), and $5.1 million in floating-rate CMOs, all of which passed the Federal Financial Institutions Examination Council's sensitivity test. Based on recent prepayment rates, the weighted average life of the MBS and CMOs at June 30, 2013, was 39 months. Prepayment rates may cause the anticipated average life of MBS portfolio to extend or shorten based upon actual prepayment rates.

Investment Securities Analysis

The following table sets forth the Company's debt and other securities portfolio, at carrying value, and membership stock, at cost, at the dates indicated.

	At June 30,					
	2013		2012		2011	
	Fair Value	Percent of Portfolio	Fair Value	Percent of Portfolio	Fair Value	Percent of Portfolio
	(Dollars in thousands)					
U.S. government and government agencies	$ 22,408	33.80%	$ 18,100	30.73%	$ 12,976	30.98%
State and political subdivisions	39,323	59.31	36,381	61.77	24,981	59.65
Other securities	1,559	2.35	1,393	2.37	834	1.99
FHLB membership stock	2,007	3.03	2,018	3.43	2,369	5.66
FRB membership stock	1,004	1.51	1,001	1.70	719	1.72
Total	$ 66,301	100.00%	$ 58,893	100.00%	$ 41,879	100.00%

The following table sets forth the maturities and weighted average yields of AFS debt securities in the Company's investment securities portfolio and membership stock at June 30, 2013.

	Available for Sale Securities June 30, 2013		
	Amortized Cost	Fair Value	Tax-Equiv. Wtd.-Avg. Yield
	(Dollars in thousands)		
U.S. government and government agency securities:			
Due within 1 year	$ ---	$ ---	---%
Due after 1 year but within 5 years	5,001	4,951	0.79
Due after 5 years but within 10 years	16,971	16,481	1.53
Due over 10 years	1,000	976	1.00
Total	22,972	22,408	1.34%
State and political subdivisions:			
Due within 1 year	436	437	0.67%
Due after 1 year but within 5 years	5,341	5,401	2.48
Due after 5 years but within 10 years	10,514	10,846	6.07
Due over 10 years	21,844	22,639	4.85
Total	38,135	39,323	4.81%
Other securities:			
Due within 1 year	---	---	---%
Due after 1 year but within 5 years	1,076	1,113	3.20
Due after 5 years but within 10 years	---	---	---
Due over 10 years	1,562	446	0.85
Total	2,638	1,559	1.81%
No stated maturity:			
FHLB membership stock	2,007	2,007	1.98%
FRB membership stock	1,004	1,004	6.00
Total	3,011	3,011	2.01%
Total debt and other securities	$ 66,756	$ 66,301	3.37%

The following table sets forth certain information at June 30, 2013 regarding the dollar amount of MBS and CMOs at amortized cost due, based on their contractual terms to maturity, but does not include scheduled payments or potential prepayments. MBS and CMOs that have adjustable rates are shown at amortized cost as maturing at their next repricing date.

	At June 30, 2013
	(In thousands)
Amounts due:	
Within 1 year	$ 57
After 1 year through 3 years	12
After 3 years through 5 years	2,528
After 5 years	13,983
Total	$ 16,580

The following table sets forth the dollar amount of all MBS and CMOs at amortized cost due, based on their contractual terms to maturity, one year after June 30, 2013, which have fixed, floating, or adjustable interest rates.

	At June 30, 2013
	(In thousands)
Interest rate terms on amounts due after 1 year:	
Fixed	$ 11,298
Adjustable	5,225
Total	$ 16,523

The following table sets forth certain information with respect to each MBS and CMO security at the dates indicated.

	At June 30,					
	2013		2012		2011	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
FHLMC certificates	$ 3,405	$ 3,509	$ 3,420	$ 3,666	$ 4,830	$ 5,186
GNMA certificates	70	72	79	81	89	91
FNMA certificates	2,701	2,846	4,437	4,694	4,633	4,987
Collateralized mortgage obligations issued by government agencies	10,404	10,287	10,758	10,812	13,938	14,272
Total	$ 16,580	$ 16,714	$ 18,694	$ 19,253	$ 23,490	$ 24,536

Deposit Activities and Other Sources of Funds

General. The Company's primary sources of funds are deposits, borrowings, payments of principal and interest on loans, MBS and CMOs, interest and principal received on investment securities and other short-term investments, and funds provided from operating results. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general market interest rates and overall economic conditions.

Borrowings, including FHLB advances, have been used at times to provide additional liquidity. Borrowings are used on an overnight or short-term basis to compensate for periodic fluctuations in cash flows, and are used on a longer term basis to fund loan growth and to help manage the Company's sensitivity to fluctuating interest rates.

Deposits. The Bank's depositors are generally residents and entities located in the State of Missouri or Arkansas. Deposits are attracted from within the Bank's market area through the offering of a broad selection of deposit instruments, including demand deposit accounts, negotiable order of withdrawal ("NOW") accounts, money market deposit accounts, saving accounts, certificates of deposit and retirement savings plans. Deposit account terms vary according to the minimum balance required, the time periods the funds may remain on deposit and the interest rate, among other factors. In determining the terms of its deposit accounts, the Bank considers current market interest rates, profitability to the Bank, managing interest rate sensitivity and its customer preferences and concerns. The Bank's Asset/Liability Committee regularly reviews its deposit mix and pricing.

The Bank will periodically promote a particular deposit product as part of the Bank's overall marketing plan. Deposit products have been promoted through various mediums, which include radio and newspaper advertisements, as well as "grassroots" marketing techniques, such as sponsorship of – or activity at – community events. The emphasis of these campaigns is to increase consumer awareness and market share of the Bank.

The flow of deposits is influenced significantly by general economic conditions, changes in prevailing interest rates, and competition. Based on its experience, the Bank believes that its deposits are relatively stable sources of funds. However, the ability of the Bank to attract and maintain certificates of deposit, and the rates paid on these deposits, has been and will continue to be significantly affected by market conditions. The following table depicts the composition of the Bank's deposits at June 30, 2013:

As of June 30, 2013					
Weighted Average Interest Rate	Term	Category	Minimum Amount	Balance	Percentage of Total Deposits
				(In thousands)	
0.00%	None	Non-interest Bearing	$ 100	$ 45,442	7.19%
1.01	None	NOW Accounts	100	208,048	32.90
0.34	None	Savings Accounts	100	84,373	13.34
0.27	None	Money Market Deposit Accounts	1,000	22,275	3.52
		Certificates of Deposit			
0.57	Less than 6 months	Fixed Rate/Term	1,000	12,953	2.05
0.48	Less than 6 months	IRA Fixed Rate/Term	1,000	1,653	0.26
0.85	7-12 months	Fixed Rate/Term	1,000	92,124	14.57
0.73	7-12 months	IRA Fixed Rate/Term	1,000	9,849	1.56
1.00	13-24 months	Fixed Rate/Term	1,000	58,572	9.26
0.99	13-24 months	IRA Fixed Rate/Term	1,000	7,677	1.21
1.00	13-24 months	IRA Variable Rate/Fixed Term	1,000	228	0.04
1.60	25-36 months	Fixed Rate/Term	1,000	25,850	4.09
1.61	25-36 months	IRA Fixed Rate/Term	1,000	6,780	1.07
2.44	48 months and more	Fixed Rate/Term	1,000	42,251	6.68
2.40	48 months and more	IRA Fixed Rate/Term	1,000	14,304	2.26
				$ 632,379	100.00%

The following table indicates the amount of the Bank's jumbo certificates of deposit by time remaining until maturity as of June 30, 2013. Jumbo certificates of deposit require minimum deposits of $100,000 and rates paid on such accounts are generally negotiable.

Maturity Period	Amount
	(In thousands)
Three months or less	$ 20,062
Over three through six months	21,020
Over six through twelve months	43,158
Over 12 months	68,145
Total	$ 152,385

Time Deposits by Rates

The following table sets forth the time deposits in the Bank classified by rates at the dates indicated.

	At June 30,		
	2013	2012	2011
	(In thousands)		
0.00 - 0.99%	$ 129,001	$ 59,459	$ 26,139
1.00 - 1.99%	98,757	106,610	148,430
2.00 - 2.99%	24,345	37,864	57,994
3.00 - 3.99%	19,431	24,186	25,888
4.00 - 4.99%	708	2,499	4,651
5.00 - 5.99%	---	696	1,545
Total	$ 272,242	$ 231,314	$ 264,647

The following table sets forth the amount and maturities of all time deposits at June 30, 2013.

	Amount Due						
	Less Than One Year	1-2 Years	2-3 Years	3-4 Years	After 4 Years	Total	Percent of Total Certificate Accounts
	(Dollars in thousands)						
0.00 – 0.99%	$ 115,871	$ 9,999	$ 3,027	$ 104	$ ---	$ 129,001	47.38%
1.00 – 1.99%	26,801	35,890	11,076	8,770	16,220	98,757	36.28
2.00 - 2.99%	11,844	1,375	7,124	3,350	652	24,345	8.94
3.00 - 3.99%	5,874	7,814	5,743	---	---	19,431	7.14
4.00 - 4.99%	608	100	---	---	---	708	0.26
5.00 - 5.99%	---	---	---	---	---	---	---
Total	$ 160,998	$ 55,178	$ 26,970	$ 12,224	$ 16,872	$ 272,242	100.00%

Deposit Flow

The following table sets forth the balance of savings deposits in the various types of savings accounts offered by the Bank at the dates indicated.

	At June 30,								
	2013			2012			2011		
	Amount	Percent of Total	Increase (Decrease)	Amount	Percent of Total	Increase (Decrease)	Amount	Percent of Total	Increase (Decrease)
	(Dollars in thousands)								
Noninterest bearing	$ 45,442	7.19%	$ (9,371)	$ 54,813	9.37%	$ 21,965	$ 32,848	5.86%	$ 4,053
NOW checking	208,048	32.90	14,177	193,870	33.15	41,395	152,475	27.22	48,762
Savings accounts	84,373	13.34	(2,344)	86,717	14.83	(7,662)	94,379	16.85	3,994
Money market deposit	22,275	3.52	4,176	18,099	3.09	2,297	15,802	2.82	8,322
Fixed-rate certificates which mature[1]:									
Within one year	160,868	25.44	1,995	158,873	27.17	(22,351)	181,224	32.35	33,400
Within three years	82,050	12.97	32,386	49,664	8.49	(11,613)	61,277	10.94	29,918
After three years	29,095	4.60	6,554	22,542	3.85	643	21,899	3.91	8,814
Variable-rate certificates which mature:									
Within one year	130	0.02	130	---	0.00	(123)	123	0.02	(1)
Within three years	98	0.02	(138)	236	0.04	112	124	0.02	(4)
Total	$ 632,379	100.00%	$ 47,565	$ 584,814	100.00%	$ 24,663	$ 560,151	100.00%	$ 137,258

(1) At June 30, 2013, 2012 and 2011, certificates in excess of $100,000 totaled $152.4 million, $117.4 million and $132.6 million, respectively.

The following table sets forth the deposit activities of the Bank for the periods indicated.

	At June 30,		
	2013	2012	2011
		(In thousands)	
Beginning Balance	$ 584,814	$ 560,151	$ 422,893
Net increase before interest credited	41,492	17,817	129,772
Interest credited	6,073	6,846	7,486
Net increase in deposits	47,565	24,663	137,258
Ending balance	$ 632,379	$ 584,814	$ 560,151

In the unlikely event the Bank is liquidated, depositors will be entitled to payment of their deposit accounts prior to any payment being made to the Company as the sole stockholder of the Bank.

Borrowings. As a member of the FHLB of Des Moines, the Bank has the ability to apply for FHLB advances. These advances are available under various credit programs, each of which has its own maturity, interest rate and repricing characteristics. Additionally, FHLB advances have prepayment penalties as well as limitations on size or term. In order to utilize FHLB advances, the Bank must be a member of the FHLB system, have sufficient collateral to secure the requested advance and own stock in the FHLB equal to 4.45% of the amount borrowed. See "REGULATION – The Bank – Federal Home Loan Bank System."

Although deposits are the Bank's primary and preferred source of funds, the Bank has actively used FHLB advances. The Bank's general policy has been to utilize borrowings to meet short-term liquidity needs, or to provide a longer-term source of funding loan growth when other cheaper funding sources are unavailable or to aide in asset/liability management. As of June 30, 2013, the Bank had $24.5 million in FHLB advances, all of which had an original term of ten years, subject to early redemption by the FHLB after an initial period of one to five years, and no short-term borrowings. In order for the Bank to borrow from the FHLB, it has pledged $311.5 million of its residential and commercial real estate loans to the FHLB (although the actual collateral required for advances taken and letters of credit issued amounts to $36.6 million) and has purchased $2.0 million in FHLB stock. At June 30, 2013, the Bank had additional borrowing capacity on its pledged residential and commercial real estate loans from the FHLB of $189.0 million, as compared to $153.4 million at June 30, 2012.

Additionally, the Bank is approved to borrow from the FRB's discount window on a primary credit basis. Primary credit is available to approved institutions on a generally short-term basis at the "discount rate" set by the FOMC. The Bank has pledged agricultural real estate and other loans to farmers as collateral for any amounts borrowed through the discount window. As of June 30, 2013, the Bank was approved to borrow up to $65.0 million through the discount window, but no balance was outstanding.

Also classified as borrowings are the Bank's securities sold under agreements to repurchase ("repurchase agreements"). These agreements are typically entered into with local public units or corporations. Generally, the Bank pays interest on these agreements at a rate similar to those available on repurchase agreements with wholesale funding sources, but in the current rate environment the Bank is paying a rate slightly higher than the market for such funding. The Bank views repurchase agreements with local entities as a stable funding source, and collateral requirements relating to public units are somewhat easier to manage using repurchase agreements. At June 30, 2013, the Bank had outstanding $27.8 million in repurchase agreements, as compared to $25.6 million at June 30, 2012.

Southern Missouri Statutory Trust I, a Delaware business trust subsidiary of the Company, issued $7.0 million in Floating Rate Capital Securities (the "Trust Preferred Securities") with a liquidation value of $1,000 per share in March, 2004. The securities are due in 30 years, were redeemable after five years and bear interest at a floating rate based on LIBOR. At June 30, 2013, the current rate was 3.02%. The securities represent undivided beneficial interests in the trust, which was established by Southern Missouri Bancorp for the purpose of issuing the securities. The Trust Preferred Securities were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended (the "Act") and have not been registered under the Act. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Southern Missouri Statutory Trust I used the proceeds of the sale of the Trust Preferred Securities to purchase Junior Subordinated Debentures of Southern Missouri Bancorp. Southern Missouri Bancorp is using the net proceeds for working capital and investment in its subsidiaries. Trust Preferred Securities currently qualify as Tier I

Capital for regulatory purposes. See "Regulation" for further discussion on the treatment of the trust-preferred securities.

The following table sets forth certain information regarding short-term borrowings by the Bank at the end of and during the periods indicated:

	Year Ended June 30,		
	2013	2012	2011
	(Dollars in thousands)		
Year end balances			
Short-term FHLB advances	$ ---	$ ---	$ ---
Securities sold under agreements to repurchase	27,788	25,642	25,230
Total short-term borrowings	$ 27,788	$ 25,642	$ 25,230
Weighted average rate at year end	0.58%	0.77%	0.85%

The following table sets forth certain information as to the Bank's borrowings for the periods indicated:

	Year Ended June 30,		
	2013	2012	2011
	(Dollars in thousands)		
FHLB advances			
Daily average balance	$ 30,374	$ 30,624	$ 37,114
Weighted average interest rate	3.29%	4.03%	4.19%
Maximum outstanding at any month end	$ 45,270	$ 33,500	$ 43,500
Securities sold under agreements to repurchase			
Daily average balance	$ 27,359	$ 26,956	$ 29,285
Weighted average interest rate	0.74%	0.87%	0.99%
Maximum outstanding at any month end	$ 30,945	$ 29,949	$ 34,917
Subordinated Debt			
Daily average balance	$ 7,217	$ 7,217	$ 7,217
Weighted average interest rate	3.15%	3.22%	3.14%
Maximum outstanding at month end	$ 7,217	$ 7,217	$ 7,217

Subsidiary Activities

The Bank has one subsidiary, SMS Financial Services, Inc., which had no assets or liabilities at June 30, 2013, and is currently inactive. The activities of the subsidiary are not significant to the financial condition or results of the Bank's operations.

REGULATION

The following is a brief description of certain laws and regulations applicable to the Company and the Bank. Descriptions of laws and regulations here and elsewhere in this prospectus do not purport to be complete and are qualified in their entirety by reference to the actual laws and regulations. Legislation is introduced from time to time in the United States Congress or the Missouri state legislature that may affect the operations of the Company and the Bank. In addition, the regulations governing us may be amended from time to time. Any such legislation or regulatory changes in the future could adversely affect our operations and financial condition.

Recent Legislation

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") imposed various restrictions and an expanded framework of regulatory oversight for financial institutions, including depository institutions. The following discussion summarizes significant aspects of the Dodd-Frank Act that may affect the Bank and the Company. For certain of these changes, implementing regulations have not been promulgated, so we cannot determine the full impact of the Dodd-Frank Act on our business and operations at this time.

The following aspects of the Dodd-Frank Act are related to the operations of the Bank:

- The Consumer Financial Protection Bureau ("CFPB"), an independent consumer compliance regulatory agency within the Federal Reserve has been established. The CFPB is empowered to exercise broad regulatory, supervisory and enforcement authority over financial institutions with total assets of over $10 billion with respect to both new and existing consumer financial protection laws. Financial institutions with assets of less than $10 billion, like the Bank, will continue to be subject to supervision and enforcement by their primary federal banking regulator with respect to federal consumer financial protection laws. The CFPB also has authority to promulgate new consumer financial protection regulations and amend existing consumer financial protection regulations;

- The Federal Deposit Insurance Act was amended to require depository institution holding companies to serve as a source of strength for their depository institution subsidiaries;

- The prohibition on payment of interest on demand deposits was repealed, effective July 21, 2011;

- Deposit insurance was permanently increased to $250,000 and unlimited deposit insurance for noninterest-bearing transaction accounts was extended through December 31, 2012;

- The deposit insurance assessment base for FDIC insurance is the depository institution's average consolidated total assets less the average tangible equity during the assessment period; and

- The minimum reserve ratio of the FDIC's Deposit Insurance Fund ("DIF") increased to 1.35 percent of estimated annual insured deposits or the comparable percentage of the assessment base; however, the FDIC is directed to "offset the effect" of the increased reserve ratio for insured depository institutions with total consolidated assets of less than $10 billion. Pursuant to the Dodd-Frank Act, the FDIC issued a rule setting a designated reserve ratio at 2.0% of insured deposits.

The following aspects of the Dodd-Frank Act are related to the operations of the Company:

- Tier 1 capital treatment for "hybrid" capital items like trust preferred securities is eliminated subject to various grandfathering and transition rules. As required by the Act, the federal banking agencies have promulgated new rules on regulatory capital for both depository institutions and their holding companies;

- Public companies are required to provide their shareholders with a non-binding vote: (i) at least once every three years on the compensation paid to executive officers, and (ii) at least once every six years on whether they should have a "say on pay" vote every one, two or three years;

- A separate, non-binding shareholder vote is required regarding golden parachutes for named executive officers when a shareholder vote takes place on mergers, acquisitions, dispositions or other transactions that would trigger the parachute payments;

- Securities exchanges are required to prohibit brokers from using their own discretion to vote shares not beneficially owned by them for certain "significant" matters, which include votes on the election of directors, executive compensation matters, and any other matter determined to be significant;

- Stock exchanges are prohibited from listing the securities of any issuer that does not have a policy providing for (i) disclosure of its policy on incentive compensation payable on the basis of financial information reportable under the securities laws, and (ii) the recovery from current or former executive officers, following an accounting restatement triggered by material noncompliance with securities law reporting requirements, of any incentive compensation paid erroneously during the three-year period preceding the date on which the restatement was required that exceeds the amount that would have been paid on the basis of the restated financial information;

- Smaller reporting companies are exempt from complying with the internal control auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

The Bank

General. As a state-chartered, federally-insured trust company with banking powers, the Bank is subject to extensive regulation. Lending activities and other investments must comply with various statutory and regulatory requirements, including prescribed minimum capital standards. The Bank is regularly examined by the FRB and the Missouri Division of Finance and files periodic reports concerning the Bank's activities and financial condition with its regulators. The Bank's relationship with depositors and borrowers also is regulated to a great extent by both federal law and the laws of Missouri, especially in such matters as the ownership of savings accounts and the form and content of mortgage documents.

Federal and state banking laws and regulations govern all areas of the operation of the Bank, including reserves, loans, mortgages, capital, issuance of securities, payment of dividends and establishment of branches. Federal and state bank regulatory agencies also have the general authority to limit the dividends paid by insured banks and bank holding companies if such payments should be deemed to constitute an unsafe and unsound practice. The respective primary federal regulators of the Company and the Bank have authority to impose penalties, initiate civil and administrative actions and take other steps intended to prevent banks from engaging in unsafe or unsound practices.

State Regulation and Supervision. As a state-chartered trust company with banking powers, the Bank is subject to applicable provisions of Missouri law and the regulations of the Missouri Division of Finance adopted thereunder. Missouri law and regulations govern the Bank's ability to take deposits and pay interest thereon, to make loans on or invest in residential and other real estate, to make consumer loans, to invest in securities, to offer various banking services to its customers, and to establish branch offices.

Federal Reserve System. The FRB requires all depository institutions to maintain non-interest bearing reserves at specified levels against their transaction accounts (checking, NOW and Super NOW checking accounts). At June 30, 2013, the Bank was in compliance with these reserve requirements.

The Bank is authorized to borrow from the Federal Reserve Bank "discount window." FRB regulations require associations to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the FRB.

Federal Home Loan Bank System. The Bank is a member of the FHLB of Des Moines, which is one of 12 regional FHLBs that administer the home financing credit function of savings institutions. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans or advances to members in accordance with policies and procedures, established by the Board of Directors of the FHLB, which are subject to the oversight of the Federal Housing Finance Agency. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing. See Business - Deposit Activities and Other Sources of Funds - Borrowings.

As a member, the Bank is required to purchase and maintain stock in the FHLB of Des Moines. At June 30, 2013, the Bank had $2.0 million in FHLB stock, which was in compliance with this requirement. The Bank received $54,000 and $69,000 in dividends from the FHLB of Des Moines for the years ended June 30, 2013 and 2012, respectively.

The FHLBs continue to contribute to low- and moderately-priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in value of the Bank's FHLB stock may result in a corresponding reduction in the Bank's capital.

Federal Deposit Insurance Corporation. The Bank's deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The general insurance limit is $250,000. Under the Dodd-Frank Act, noninterest-bearing transaction accounts (but not NOW or IOLTA accounts) had unlimited deposit insurance coverage from December 30, 2010, through December 31, 2012. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the fund. The FDIC also has the authority to initiate enforcement actions against a member bank of the Federal Reserve system after giving the FRB an opportunity to take such action.

As a result of a decline in the reserve ratio (the ratio of the net worth of the Deposit Insurance Fund to estimated insured deposits) and concerns about expected failure costs and available liquid assets in the Deposit Insurance Fund, the FDIC adopted a rule requiring each insured institution to prepay on December 30, 2009 the estimated amount of its quarterly assessments for the fourth quarter of 2009 and all quarters through the end of 2012 (in addition to the regular quarterly assessment for the third quarter due on December 30, 2009). The prepaid amount was recorded as an asset with a zero risk weight and the institution continued to record quarterly expenses for deposit insurance. For purposes of calculating the prepaid amount, assessments were measured at the institution's assessment rate as of September 30, 2009, with a uniform increase of 3 basis points effective January 1, 2011, and were based on the institution's assessment base for the third quarter of 2009, with growth assumed quarterly at annual rate of 5%. Where events caused actual assessments during the prepayment period to vary from the prepaid amount, institutions paid excess assessments in cash, or received a rebate of prepaid amounts not exhausted after collection of assessments due on June 13, 2013, as applicable. Collection of the prepayment did not preclude the FDIC from changing assessment rates or revising the risk-based assessment system in the future. The balance of Southern Bank's prepaid assessment at June 30, 2013 was $0.

The Dodd-Frank Act establishes 1.35% as the minimum reserve ratio. The FDIC has adopted a plan under which it will meet this ratio by September 30, 2020, the deadline imposed by the Dodd-Frank Act. The Dodd-Frank Act requires the FDIC to offset the effect on institutions with assets less than $10 billion of the increase in the statutory minimum reserve ratio to 1.35% from the former statutory minimum of 1.15%. The FDIC has not yet announced how it will implement this offset. In addition to the statutory minimum ratio, the FDIC must designate a reserve ratio, known as the designated reserve ratio or DRR, which may exceed the statutory minimum. The FDIC has established 2.0% as the DRR.

The Dodd-Frank Act requires the FDIC's deposit insurance assessments to be based on assets instead of deposits. The FDIC has issued rules which specify that the assessment base for a bank is equal to its total average consolidated assets less average tangible equity. The FDIC assessment rates range from approximately 2.5 basis points to 45 basis points, depending on applicable adjustments for unsecured debt issued by an institution and brokered deposits (and to further adjustment for institutions that hold unsecured debt of other FDIC-insured institutions), until such time as the FDIC's reserve ratio equals 1.15%. Once the FDIC's reserve ratio reaches 1.15% and the reserve ratio for the immediately prior assessment period is less than 2.0%, the applicable assessment rates may range from 1.5 basis points to 40 basis points (subject to adjustments as described above). If the reserve ratio for the prior assessment period is equal to, or greater than 2.0% and less than 2.5%, the assessment rates may range from 1.0 basis points to 38 basis points and if the reserve ratio for the prior assessment period is greater than 2.5%, the assessment rates may range from 0.5 basis points to 35 basis points (in each case subject to adjustments as described above). No institution may pay a dividend if it is in default on its federal deposit insurance assessment.

A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. There can be no prediction as to what insurance assessment rates will be in the future. Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. Management of the Bank is not aware of any practice, condition or violation that might lead to termination of the Bank's deposit insurance.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. This payment is established quarterly and during the fourth quarter of fiscal 2013 was 0.64 basis points (annualized) of assessable deposits.

Prompt Corrective Action. Under the Federal Deposit Insurance Act ("FDIA"), each federal banking agency is required to implement a system of prompt corrective action for depository institutions that it regulates. The federal banking agencies have promulgated substantially similar regulations to implement this system of prompt corrective action. Under the regulations, an institution shall be deemed to be (i) "well capitalized" if it has a total risk-based capital ratio of 10.0% or more, has a Tier 1 risk-based capital ratio of 6.0% or more, has a leverage ratio of 5.0% or more, and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if it has a total risk-based capital ratio of 8.0% or more, has a Tier 1 risk-based capital ratio of 4.0% or more, has a leverage ratio of 4.0% or more (3.0% under certain circumstances) and does not meet the definition of "well capitalized;" (iii) "undercapitalized" if it has a total risk-based capital ratio that is less than 8.0%, has a Tier 1 risk-based capital ratio that is less than 4.0% or has a leverage ratio that is less than 4.0% (3.0% under certain circumstances); (iv) "significantly undercapitalized" if it has a total risk-based capital ratio that is less than 6.0%, has a Tier 1 risk-based capital ratio that is less than 3.0% or has a leverage ratio that is less than 3.0%; and (v) "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

In connection with the new capital rules discussed under "New Capital Rules" below, effective January 1, 2015, an institution will be deemed to be "well capitalized" if it has (i) a total risk-based capital ratio of 10.0% or more, (ii) a common equity Tier 1 risk-based capital ratio of 6.5% or more' (iii) a Tier 1 risk-based capital ratio of 8.0% or more and (iv) a leverage ratio of 5.0% or more, and is not subject to specified requirements to meet and maintain a specific capital level for any capital measure.

A federal banking agency may, after notice and an opportunity for a hearing, reclassify a well capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category if the institution is in an unsafe or unsound condition or has received in its most recent examination, and has not corrected, a less than satisfactory rating for asset quality, management, earnings, liquidity or sensitivity to market risk. (The agency may not, however, reclassify a significantly undercapitalized institution as critically undercapitalized.)

An undercapitalized, significantly undercapitalized, or critically undercapitalized institution is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. The plan must specify (i) the steps the institution will take to become adequately capitalized, (ii) the capital levels to be attained each year, (iii) how the institution will comply with any regulatory sanctions then in effect against the institution and (iv) the types and levels of activities in which the institution will engage. The banking agency may not accept a capital restoration plan unless the agency determines, among other things, that the plan is based on realistic assumptions, and is likely to succeed in restoring the institution's capital and would not appreciably increase the risks to which the institution is exposed. An institution that is not well capitalized is subject to restrictions on brokered deposits.

The FDIA provides that the appropriate federal regulatory agency must require an insured depository institution that is significantly undercapitalized or is undercapitalized and either fails to submit an acceptable capital restoration plan within the time period allowed or fails in any material respect to implement a capital restoration plan accepted by the appropriate federal banking agency to take one or more of the following actions: (i) sell enough shares, including voting shares, to become adequately capitalized; (ii) merge with (or be sold to) another institution (or holding company), but only if grounds exist for appointing a conservator or receiver; (iii) restrict certain transactions with banking affiliates as if the "sister bank" requirements of Section 23A of the Federal Reserve Act ("FRA") did not exist; (iv) otherwise restrict transactions with bank or non-bank affiliates; (v) restrict interest rates that the institution pays on deposits to "prevailing rates" in the institution's region; (vi) restrict asset growth or reduce total assets; (vii) alter, reduce or terminate activities; (viii) hold a new election of directors; (ix) require dismissal of any director or senior executive officer who held office for more than 180 days immediately before the institution became undercapitalized; (x) require employment of qualified senior executive officers; (xi) prohibit acceptance of deposits from correspondent depository institutions; (xii) require divestiture of certain non-depository affiliates which pose a danger to the institution; (xiii) be divested by a parent holding company; (xiv) require prior FRB approval for payment of dividends by a Bank Holding Company; and (xv) take any other action which the FRB, in the case of a state member bank, determines would better carry out the purposes of the prompt corrective action provisions.

A critically undercapitalized institution is subject to further restrictions and to appointment of a receiver or conservator 90 days after becoming critically undercapitalized unless the FDIC and, in the case of a state member Bank, the FRB concur that other action better serves the purposes of the prompt corrective action provisions.

At June 30, 2013, the Bank was categorized as "well capitalized" under the prompt corrective action regulations of the FRB.

Standards for Safety and Soundness. The federal banking regulatory agencies have prescribed, by regulation, standards for all insured depository institutions relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; (v) asset growth; (vi) asset quality; (vii) earnings; and (viii) compensation, fees and benefits ("Guidelines"). The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the FRB determines that the Bank fails to meet any standard prescribed by the Guidelines, the agency may require the Bank to submit to the agency an acceptable plan to achieve compliance with the standard.

Guidance on Subprime Mortgage Lending. The federal banking agencies have issued guidance on subprime mortgage lending to address issues related to certain mortgage products marketed to subprime borrowers, particularly adjustable rate mortgage products that can involve "payment shock" and other risky characteristics. Although the guidance focuses on subprime borrowers, the banking agencies note that institutions should look to the principles contained in the guidance when offering such adjustable rate mortgages to non-subprime borrowers. The guidance prohibits predatory lending programs; provides that institutions should underwrite a mortgage loan on the borrower's ability to repay the debt by its final maturity at the fully-indexed rate, assuming a fully amortizing repayment schedule; encourages reasonable workout arrangements with borrowers who are in default; mandates clear and balanced advertisements and other communications; encourages arrangements for the escrowing of real estate taxes and insurance; and states that institutions should develop strong control and monitoring systems. The guidance recommends that institutions refer to the Guidelines (discussed above) which provide underwriting standards for all real estate loans.

The federal banking agencies announced their intention to carefully review the risk management and consumer compliance processes, policies and procedures of their supervised financial institutions and their intention to take action against institutions that engage in predatory lending practices, violate consumer protection laws or fair lending laws, engage in unfair or deceptive acts or practices, or otherwise engage in unsafe or unsound lending practices.

Guidance on Commercial Real Estate Concentrations. The federal banking agencies have issued guidance on sound risk management practices for concentrations in commercial real estate lending. The particular focus is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be sensitive to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is not to limit a bank's commercial real estate lending but to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The FRB and other bank regulatory agencies will be focusing their supervisory resources on institutions that may have significant commercial real estate loan concentration risk. A bank that has experienced rapid growth in commercial real estate lending, has notable exposure to a specific type of commercial real estate loan, or is approaching or exceeding the following supervisory criteria may be identified for further supervisory analysis with respect to real estate concentration risk.

Current Capital Requirements. The FRB's minimum capital standards applicable to FRB-regulated banks and savings banks require the most highly-rated institutions to meet a "Tier 1" leverage capital ratio of at least 3% of total assets. Tier 1 (or "core capital") consists of common stockholders' equity, noncumulative perpetual preferred stock and minority interests in consolidated subsidiaries minus all intangible assets other than limited amounts of purchased mortgage servicing rights and certain other accounting adjustments. All other banks must have a Tier 1 leverage ratio of at least 100-200 basis points above the 3% minimum. The FRB capital regulations establish a minimum leverage ratio of not less than 4% for banks that are not the most highly rated or are anticipating or experiencing significant growth.

FRB regulations also require that banks meet a risk-based capital standard. The risk-based capital standard requires the maintenance of total capital (which is defined as Tier 1 capital and Tier 2 or supplementary capital) to risk weighted assets of 8% and Tier 1 capital to risk-weighted assets of 4%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet items, are multiplied by a risk-weight of 0% to 100%, based on the risks the FRB believes are inherent in the type of asset or item. The components of Tier 1 capital are equivalent to those discussed above under the 3% leverage requirement. The components of supplementary capital currently include cumulative perpetual preferred stock, adjustable-rate perpetual preferred stock, mandatory convertible securities, term subordinated debt, intermediate-term preferred stock and allowance for possible loan and lease losses. Allowance for possible loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of Tier 1 capital. The FRB includes in its evaluation of a bank's capital adequacy an assessment of the exposure to declines in the economic value of the bank's capital due to changes in interest rates.

The FRB has adopted the Federal Financial Institutions Examination Council's recommendation regarding the adoption of ASC Topic 320, formerly Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Specifically, the agencies determined that net unrealized holding gains or losses on available for sale debt and equity securities should not be included when calculating core and risk-based capital ratios.

FRB capital requirements are designated as the minimum acceptable standards for banks whose overall financial condition is fundamentally sound, which are well-managed and have no material or significant financial weaknesses. The FRB capital regulations state that, where the FRB determines that the financial history or condition, including off-balance sheet risk, managerial resources and/or the future earnings prospects of a bank are not adequate and/or a bank has a significant volume of assets classified substandard, doubtful or loss or otherwise criticized, the FRB may determine that the minimum adequate amount of capital for that bank is greater than the minimum standards established in the regulation.

The Bank's management believes that, under the current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future. However, events beyond the control of the Bank, such as a downturn in the economy in areas where the Bank has most of its loans, could adversely affect future earnings and, consequently, the ability of the Bank to meet its capital requirements.

For a discussion of the Bank's capital position relative to its FRB capital requirements at June 30, 2013, see Note 13 of the Notes to the Consolidated Financial Statements contained in Item 8.

New Capital Rules. In July 2013, the FRB and the federal banking agencies published final rules that substantially amend the regulatory risk-based capital rules applicable to the Company and the Bank. These rules implement the "Basel III" regulatory capital reforms and changes required by the Dodd-Frank Act. "Basel III" refers to various documents released by the Basel Committee on Banking Supervision.

Effective in 2015, the Bank and the Company will be subject to new capital regulations (with some provisions transitioned into full effectiveness over two to four years). The new requirements create a new required ratio for common equity Tier 1 ("CET1") capital, increases the leverage and Tier 1 capital ratios, changes the risk-weights of certain assets for purposes of the risk-based capital ratios, creates an additional capital conservation buffer over the required capital ratios and changes what qualifies as capital for purposes of meeting these various capital requirements. Beginning in 2016, failure to maintain the required capital conservation buffer will limit the ability of Southern Bank to pay dividends, repurchase shares or pay discretionary bonuses.

When these new requirements become effective certain of the minimum capital requirements for the Bank will change the minimum leverage ratio of 4% of adjusted total assets and total capital ratio of 8% of risk-weighted assets will remain the same; however the Tier 1 capital ratio will increase from 4.0% to 6.5% of risk-weighted assets. In addition, Southern Bank will have to meet the new minimum CET1 capital ratio of 4.5% of risk-weighted assets. CET1 consists generally of common stock, retained earnings and AOCI, subject to certain adjustments.

For all of these capital requirements, there are a number of changes in what constitutes regulatory capital, some of which are subject to a transition period. However, for a bank holding company with less than $15 billion in consolidated assets as of December 31, 2009, TARPS and cumulative perpetual preferred stock included in Tier 1 capital prior to May 19, 2010 is grandfathered and included as Tier 1 capital under the new capital regulations.

Mortgage servicing rights, certain deferred tax assets and investments in unconsolidated subsidiaries over designated percentages of common stock will be deducted from capital, subject to a two-year transition period. In addition, Tier 1 capital will include accumulated other comprehensive income, which includes all unrealized gains and losses on available for sale debt and equity securities, subject to a two-year transition period. Because of its asset size, Southern Bank has the one-time option of deciding in the first quarter of 2015 whether to permanently opt-out of the inclusion of accumulated other comprehensive income in its capital calculations. Southern Bank is considering whether to take advantage of this opt-out to reduce the impact of market volatility on its regulatory capital levels.

The new requirements also include changes in the risk-weights of certain assets to better reflect credit risk and other risk exposures. These include a 150% risk weight (up from 100%) for certain high volatility commercial real estate acquisition, development and construction loans and for non-residential mortgage loans that are 90 days past due or otherwise in nonaccrual status; a 20% (up from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable (currently set at 0%); a 250% risk weight (up from 100%) for mortgage servicing and deferred tax assets that are not deducted from capital; and increased risk-weights (0% to 600%) for equity exposures.

In addition to the minimum CET1, Tier 1 and total capital ratios, [NAME OF BANK] will have to maintain a capital conservation buffer consisting of additional CET1 capital equal to 2.5% of risk-weighted assets above each of the required minimum capital levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying certain discretionary bonuses. This new capital conservation buffer requirement is be phased in beginning in January 2016 at 0.625% of risk-weighted assets and increasing each year until fully implemented in January 2019.

The FRB's prompt corrective action standards will change when these new capital ratios become effective. Under the new standards, in order to be considered well-capitalized, Southern Bank would be required to have at least a CET1 ratio of 6.5% (new), a Tier 1 ratio of 8% (increased from 6%), a total capital ratio of 10% (unchanged) and a leverage ratio of 5% (unchanged) and not be subject to specified requirements to meet and maintain a specific capital for a capital measure.

Southern Bank has conducted a pro forma analysis of the application of these new capital requirements as of June 30, 2013. We have determined that Southern Bank meets all these new requirements, including the full 2.5% capital conservation buffer, and would remain well capitalized if these new requirements had been in effect on that date.

In addition, as noted above, beginning in 2016, if Southern Bank does not have the required capital conservation buffer, its ability to pay dividends to Southern Missouri Bancorp, Inc. would be limited.

Activities and Investments of Insured State-Chartered Banks. The FDIA generally limits the activities and equity investments of FDIC-insured, state-chartered banks to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things, (i) acquiring or retaining a majority interest in a subsidiary, (ii) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank's total assets, (iii) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors', trustees' and officers' liability insurance coverage or bankers' blanket bond group insurance coverage for insured depository institutions, and (iv) acquiring or retaining the voting shares of a depository institution if certain requirements are met.

Subject to certain regulatory exceptions, FDIC regulations provide that an insured state-chartered bank may not, directly, or indirectly through a subsidiary, engage as "principal" in any activity that is not permissible for a national bank unless the FDIC has determined that such activities would pose no risk to the insurance fund of which it is a member and the bank is in compliance with applicable regulatory capital requirements.

Affiliate Transactions. The Company and the Bank are legal entities separate and distinct. Various legal limitations restrict the Bank from lending or otherwise supplying funds to the Company (or any other affiliate), generally limiting such transactions with the affiliate to 10% of the Bank's capital and surplus and limiting all such transactions with all affiliates to 20% of the Bank's capital and surplus. Such transactions, including extensions of credit, sales of securities or assets and provision of services, also must be on terms and conditions consistent with safe and sound banking practices, including credit standards, that are substantially the same or at least as favorable to the Bank as those prevailing at the time for transactions with unaffiliated companies.

Federally insured banks are subject, with certain exceptions, to certain additional restrictions (including collateralization) on extensions of credit to their parent holding companies or other affiliates, on investments in the stock or other securities of affiliates and on the taking of such stock or securities as collateral from any borrower. In addition, such banks are prohibited from engaging in certain tying arrangements in connection with any extension of credit or the providing of any property or service.

Community Reinvestment Act. Banks are also subject to the provisions of the Community Reinvestment Act of 1977 ("CRA"), which requires the appropriate federal bank regulatory agency, in connection with its regular examination of a bank, to assess the bank's record in meeting the credit needs of the community serviced by the bank, including low and moderate income neighborhoods. The regulatory agency's assessment of the bank's record is made available to the public. Further, such assessment is required of any bank which has applied, among other things, to establish a new branch office that will accept deposits, relocate an existing office or merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution. The Bank received a "satisfactory" rating during its most recent CRA examination.

Dividends. Dividends from the Bank constitute the major source of funds for dividends that may be paid by the Company. The amount of dividends payable by the Bank to the Company depends upon the Bank's earnings and capital position, and is limited by federal and state laws, regulations and policies.

The amount of dividends actually paid by the Bank during any one period will be strongly affected by the Bank's management policy of maintaining a strong capital position. Federal law further provides that no insured depository institution may make any capital distribution (which would include a cash dividend) if, after making the distribution, the institution would be "undercapitalized," as defined in the prompt corrective action regulations. Moreover, the federal bank regulatory agencies also have the general authority to limit the dividends paid by insured banks if such payments should be deemed to constitute an unsafe and unsound practice.

The Company

Federal Securities Law. The stock of the Company is registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As such, the Company is subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Exchange Act.

The Company's stock held by persons who are affiliates (generally officers, directors and principal stockholders) of the Company may not be resold without registration or unless sold in accordance with certain resale restrictions. If the Company meets specified current public information requirements, each affiliate of the Company is able to sell in the public market, without registration, a limited number of shares in any three-month period.

The SEC has adopted rules under which, if certain conditions are met, the holders of 3% of voting shares of the Company who have held their shares for three years may require the Company to include their nominees for board seats in proxy materials distributed by the Company. "Smaller reporting companies", like the Company, will be subject to these new rules after a three-year phase-in period.

Bank Holding Company Regulation. Bank holding companies are subject to comprehensive regulation by the FRB under the Bank Holding Company Act ("BHCA"). As a bank holding company, the Company is required to file reports with the FRB and such additional information as the FRB may require, and the Company and its non-banking affiliates are subject to examination by the FRB. Under FRB policy, a bank holding company must serve as a source of financial strength for its subsidiary banks. Under this policy the FRB may require, and has required in the past, a holding company to contribute additional capital to an undercapitalized subsidiary bank. Under the Dodd-Frank Act, this policy is codified and rules to implement it will be established. Under the BHCA, a bank holding company must obtain FRB approval before: (i) acquiring, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares); (ii) acquiring all or substantially all of the assets of another bank or bank holding company; or (iii) merging or consolidating with another bank holding company.

The Company is subject to the activity limitations imposed on bank holding companies that are not financial holding companies. The BHCA prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company, or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain non-bank activities which, by statute or by FRB regulation or order, have been identified as activities closely related to the business of banking or managing or controlling banks. The list of activities permitted by the FRB includes, among other things, operating a savings institution, mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing certain investment and financial advice; underwriting and acting as an insurance agent for certain types of credit-related insurance; leasing property on a full-payout, non-operating basis; selling money orders, travelers' checks and United States Savings Bonds; real estate and personal property appraising; providing tax planning and preparation services; and, subject to certain limitations, providing securities brokerage services for customers.

The FRB has established minimum leverage ratio and risk-based capital requirements for bank holding companies that are substantially the same as those for FRB-regulated banks. Effective January 1, 2015, the Company will be subject to the same minimum capital requirements as described above for the Bank.

TAXATION

Federal Taxation

General. The Company and the Bank report their income on a fiscal year basis using the accrual method of accounting and are subject to federal income taxation in the same manner as other corporations with some exceptions, including particularly the Bank's reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to the Bank or the Company.

Bad Debt Reserve. Historically, savings institutions, such as the Bank used to be, which met certain definitional tests primarily related to their assets and the nature of their business ("qualifying thrift"), were permitted to establish a reserve for bad debts and to make annual additions thereto, which may have been deducted in arriving at their taxable income. The Bank's deductions with respect to their loans, which are generally loans secured by certain interests in real property, historically has been computed using an amount based on the Bank's actual loss experience, in accordance with IRC Section 585(B)(2). Due to the Bank's loss experience, the Bank generally recognized a bad debt deduction equal to their net charge-offs.

The Bank's average assets for the current year exceeded $500 million, thus classifying it as a large bank for purposes of IRC Section 585. Under IRC Section 585(c)(3), a bank that becomes a large bank must change its method of accounting from the reserve method to a specific charge-off method under IRC Section 166. The Bank's deductions with respect to their loans are computed under the specific charge-off method. The specific charge-off method will be used in the current year and all subsequent tax years.

Distributions. To the extent that the Bank makes "nondividend distributions" to the Company, such distributions will be considered to result in distributions from the balance of its bad debt reserve as of December 31, 1987 (or a lesser amount if the Bank's loan portfolio decreased since December 31, 1987) and then from the supplemental reserve for losses on loans ("Excess Distributions"), and an amount based on the Excess Distributions will be included in the Bank's taxable income. Nondividend distributions include distributions in excess of the Bank's current and accumulated earnings and profits, distributions in redemption of stock and distributions in partial or complete liquidation. However, dividends paid out of the Bank's current or accumulated earnings and profits, as calculated for federal income tax purposes, will not be considered to result in a distribution from the Bank's bad debt reserve. The amount of additional taxable income created from an Excess Distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Thus, if the Bank makes a "nondividend distribution," then approximately one and one-half times the Excess Distribution would be includable in gross income for federal income tax purposes, assuming a 34% corporate income tax rate (exclusive of state and local taxes). See "REGULATION" for limits on the payment of dividends by the Bank. The Bank does not intend to pay dividends that would result in a recapture of any portion of its tax bad debt reserve.

Corporate Alternative Minimum Tax. The Internal Revenue Code imposes a tax on alternative minimum taxable income ("AMTI") at a rate of 20%. In addition, only 90% of AMTI can be offset by net operating loss carry-overs. AMTI is increased by an amount equal to 75% of the amount by which the Bank's adjusted current earnings exceeds its AMTI (determined without regard to this preference and prior to reduction for net operating losses).

Dividends-Received Deduction. The Company may exclude from its income 100% of dividends received from the Bank as a member of the same affiliated group of corporations. The corporate dividends-received deduction is generally 70% in the case of dividends received from unaffiliated corporations with which the Company and the Bank will not file a consolidated tax return, except that if the Company or the Bank owns more than 20% of the stock of a corporation distributing a dividend, then 80% of any dividends received may be deducted.

Missouri Taxation

General. Missouri-based banks, such as the Bank, are subject to a Missouri bank franchise and income tax.

Bank Franchise Tax. The Missouri bank franchise tax is imposed on (i) the bank's taxable income at the rate of 7%, less credits for certain Missouri taxes, including income taxes. However, the credits excludes taxes paid for real estate, unemployment taxes, bank tax, and taxes on tangible personal property owned by the Bank and held for lease or rentals to others - income-based calculation; and (ii) the bank's net assets at a rate of .033%. Net assets are defined as total assets less deposits and the investment in greater than 50% owned subsidiaries - asset-based calculation.

Income Tax. The Bank and its holding company and related subsidiaries are subject to an income tax that is imposed on the consolidated taxable income apportioned to Missouri at the rate of 6.25%. The return is filed on a consolidated basis by all members of the consolidated group including the Bank.

Arkansas Taxation

General. Due to its loan activity and the acquisition of an Arkansas banks in recent periods, the Bank is subject to an Arkansas income tax. The tax is imposed on the Bank's apportioned taxable income at a rate of 6%.

Audits

There have been no IRS audits of the Company's Federal income tax returns or audits of the Bank's state income tax returns during the past five years.

For additional information regarding taxation, see Note 11 of Notes to the Consolidated Financial Statements contained in Item 8.

PERSONNEL

As of June 30, 2013, the Company had 159 full-time employees and 22 part-time employees. The Company believes that employees play a vital role in the success of a service company and that the Company's relationship with its employees is good. The employees are not represented by a collective bargaining unit.

EXECUTIVE OFFICERS

Greg A. Steffens, the Company's President and Chief Executive Officer, has been with us since 1998. He was hired in 1998 as Chief Financial Officer and was appointed President and CEO in1999. He has over 23 years of experience in the banking industry, including service from 1993 to 1998 as chief financial officer of Mount Vernon, Missouri-based Sho-Me Financial Corp, prior to the sale of that company. Mr. Steffens also served from 1989 to 1993 as an examiner with the Office of Thrift Supervision.

Matthew T. Funke, the Company's Chief Financial Officer, has worked for us since 2003. He has more than 14 years of banking and finance experience. Mr. Funke was initially hired to establish an internal audit function for the Company, and served as internal auditor and compliance officer until 2006, when he was named Chief Financial Officer. Previously, Mr. Funke was employed with Central Bancompany, Inc., where he advanced to the role of internal audit manager, and as a fiscal analyst with the Missouri General Assembly.

Lora L. Daves, the Company's Chief Credit Officer, has worked for us since 2006. Ms. Daves is responsible for the administration of the Company's credit portfolio, including analysis of proposed new credits and monitoring of the portfolio's credit quality. Ms. Daves has over 24 years of banking and finance experience, including 11 years beginning with Mercantile Bank of Poplar Bluff, which merged with and into US Bank, a subsidiary of U.S. Bancorp, headquartered in Minneapolis, Minnesota, during her tenure there. Ms. Daves' responsibilities with US Bank included credit analysis, underwriting, credit presentation, credit approval, monitoring credit quality, and analysis of the allowance for loan losses. She advanced to hold responsibility for regional credit administration, loan review, compliance, and problem credit management. Ms. Daves' experience also includes four years as Chief Financial Officer of a Southeast Missouri healthcare provider which operated a critical access hospital, eight rural health clinics, two retail pharmacies, an ambulatory surgery center, and provided outpatient radiology and physical therapy services; and four years with a national real estate development and management firm, working in their St. Louis-based Midwest regional office as a general accounting manager.

William D. Hribovsek, our Chief Lending Officer, has been with us since 1999. Mr. Hribovsek joined the Company as its senior commercial lender, and was named Chief Lending Officer in 2006. He has over 33 years banking experience. Prior to joining the Company, Mr. Hribovsek was employed as a commercial lender from 1979 to 1999 with Commerce Bank of Poplar Bluff, which was since merged with and into Commerce Bank, N.A., a subsidiary of Commerce Bancshares, Inc., headquartered in Kansas City, Missouri. While with Commerce Bank, Mr. Hribovsek oversaw the institution's installment loan department for 12 years.

Kimberly A. Capps, the Company's Chief Operations Officer, has been with us since 1994. She has over 21 years banking experience. Ms. Capps is responsible for the Company's retail deposit operations, product development and marketing, and data processing and network administration functions. Ms. Capps was initially hired by our bank subsidiary as controller, and was named Chief Financial Officer in 2001. In 2006, Ms. Capps was named Chief Operations Officer. Prior to joining the Company, Ms. Capps was employed for more than three years with the accounting firm of Kraft, Miles & Tatum, where she specialized in financial institution audits and taxation.

INTERNET WEBSITE

We maintain a website with the address of www.bankwithsouthern.com. The information contained on our website is not included as a part of, or incorporated by reference into, this Annual Report on Form 10-K. This Annual Report on Form 10-K and our other reports, proxy statements and other information, including earnings press releases, filed with the SEC are available at http://investors.bankwithsouthern.com. For more information regarding access to these filings on our website, please contact our Corporate Secretary, Southern Missouri Bancorp, Inc., 531 Vine Street, Poplar Bluff, Missouri, 63901; telephone number (573) 778-1800.

Item 1A. Risk Factors

Risks Relating to Our Business and Operating Environment

An investment in our securities is subject to inherent risks. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included in this report. In addition to the risks and uncertainties described below, other risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition and results of operations. The value or market price of our securities could decline due to any of these identified or other risks, and you could lose all or part of your investment.

Our allowance for loan losses may prove to be insufficient to absorb probable losses in our loan portfolio.

Lending money is a substantial part of our business. Every loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

- cash flow of the borrower and/or the project being financed;
- in the case of a collateralized loan, the changes and uncertainties as to the future value of the collateral;
- the credit history of a particular borrower;
- changes in economic and industry conditions; and
- the duration of the loan.

We maintain an allowance for loan losses which we believe is appropriate to provide for potential losses in our loan portfolio. The amount of this allowance is determined by our management through a periodic review and consideration of several factors, including, but not limited to:

- an ongoing review of the quality, size and diversity of the loan portfolio;
- evaluation of non-performing loans;
- historical default and loss experience;
- historical recovery experience;
- existing economic conditions;
- risk characteristics of the various classifications of loans; and
- the amount and quality of collateral, including guarantees, securing the loans.

If our loan losses exceed our allowance for probable loan losses, our business, financial condition and profitability may suffer.

If our nonperforming assets increase, our earnings will be adversely affected.

At June 30, 2013 and June 30, 2012, our nonperforming assets were $4.6 million and $4.0 million, respectively, or 0.58% and 0.54% of total assets, respectively. Our nonperforming assets adversely affect our net income in various ways:

- We do not record interest income on nonaccrual loans, nonperforming investment securities, or other real estate owned.
- We must provide for probable loan losses through a current period charge to the provision for loan losses.

- Non-interest expense increases when we must write down the value of properties in our other real estate owned portfolio to reflect changing market values or recognize other-than-temporary impairment on nonperforming investment securities.
- There are legal fees associated with the resolution of problem assets, as well as carrying costs, such as taxes, insurance, and maintenance fees related to our other real estate owned.
- The resolution of nonperforming assets requires the active involvement of management, which can distract them from more profitable activity.

If additional borrowers become delinquent and do not pay their loans and we are unable to successfully manage our nonperforming assets, our losses and troubled assets could increase significantly, which could have a material adverse effect on our financial condition and results of operations.

Changes in economic conditions, particularly a further economic slowdown in southeast or southwest Missouri or northeast or north central Arkansas, could hurt our business.

Our business is directly affected by market conditions, trends in industry and finance, legislative and regulatory changes, and changes in governmental monetary and fiscal policies and inflation, all of which are beyond our control. In 2008, the housing and real estate sectors experienced an economic slowdown that has continued. Further deterioration in economic conditions, particularly within our primary market area in southeast and southwest Missouri and northeast and north central Arkansas, could result in the following consequences, among others, any of which could hurt our business materially:

- loan delinquencies may increase;
- problem assets and foreclosures may increase;
- demand for our products and services may decline;
- collateral for our loans may decline in value, in turn reducing a customer's borrowing power and reducing the value of collateral securing our loans; and
- the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us.

Downturns in the real estate markets in our primary market area could hurt our business.

Our business activities and credit exposure are primarily concentrated in southeast and southwest Missouri and northeast and north central Arkansas. While we did not and do not have a sub-prime lending program, our residential real estate, construction and land loan portfolios, our commercial and multifamily loan portfolios and certain of our other loans could be affected by the downturn in the residential real estate market. We anticipate that significant declines in the real estate markets in our primary market area would hurt our business and would mean that collateral for our loans would hold less value. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on defaulted loans. The events and conditions described in this risk factor could therefore have a material adverse effect on our business, results of operations and financial condition.

Our construction lending exposes us to significant risk.

Our construction loan portfolio, which totaled $30.7 million, or 4.75% of loans, net, at June 30, 2013, includes residential and non-residential construction and development loans. This type of lending is generally considered to have more complex credit risks than traditional single-family residential lending because the principal is concentrated in a limited number of loans with repayment dependent on the successful completion and sale of the related real estate project. Consequently, these loans are often more sensitive to adverse conditions in the real estate market or the general economy than other real estate loans. These loans are generally less predictable and more difficult to evaluate and monitor and collateral may be difficult to dispose of in a market decline. Additionally, we may experience significant construction loan losses because independent appraisers or project engineers inaccurately estimate the cost and value of construction loan projects.

Deterioration in our construction portfolio could result in increases in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our loan portfolio possesses increased risk due to our percentage of commercial real estate and commercial business loans.

At June 30, 2013, 57.7% of our loans, net, consisted of commercial real estate and commercial business loans to small and mid-sized businesses, generally located in our primary market area, which are the types of businesses that have a heightened vulnerability to local economic conditions. Over the last several years, we have increased this type of lending from 48.8% of our portfolio at June 30, 2008, in order to improve the yield on our assets. At June 30, 2013, our loan portfolio included $242.3 million of commercial real estate loans and $130.9 million of commercial business loans compared to $85.9 million and $81.6 million, respectively, at June 30, 2008. The credit risk related to these types of loans is considered to be greater than the risk related to one- to four-family residential loans because the repayment of commercial real estate loans and commercial business loans typically is dependent on the successful operation and income stream of the borrowers' business and the real estate securing the loans as collateral, which can be significantly affected by economic conditions. Additionally, commercial loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential real estate loans. Commercial loans not collateralized by real estate are often secured by collateral that may depreciate over time, be difficult to appraise and fluctuate in value (such as accounts receivable, inventory and equipment). If loans that are collateralized by real estate become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could require us to increase our provision for loan losses and adversely affect our operating results and financial condition.

Several of our commercial borrowers have more than one commercial real estate or business loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to significantly greater risk of loss compared to an adverse development with respect to any one- to four-family residential mortgage loan. Finally, if we foreclose on a commercial real estate loan, our holding period for the collateral, if any, typically is longer than for one- to four-family residential property because there are fewer potential purchasers of the collateral. Since we plan to continue to increase our originations of these loans, it may be necessary to increase the level of our allowance for loan losses due to the increased risk characteristics associated with these types of loans. Any increase to our allowance for loan losses would adversely affect our earnings. Any delinquent payments or the failure to repay these loans would hurt our earnings.

Included in the commercial real estate loans described above are agricultural real estate loans totaling $53.0 million, or 8.2% of our loan portfolio, net, at June 30, 2013. Agricultural real estate lending involves a greater degree of risk and typically involves larger loans to single borrowers than lending on single-family residences. Payments on agricultural real estate loans are dependent on the profitable operation or management of the farm property securing the loan. The success of the farm may be affected by many factors outside the control of the farm borrower, including adverse weather conditions that prevent the planting of a crop or limit crop yields (such as hail, drought and floods), loss of livestock due to disease or other factors, declines in market prices for agricultural products (both domestically and internationally) and the impact of government regulations (including changes in price supports, subsidies and environmental regulations). In addition, many farms are dependent on a limited number of key individuals whose injury or death may significantly affect the successful operation of the farm. If the cash flow from a farming operation is diminished, the borrower's ability to repay the loan may be impaired. The primary crops in our market areas are cotton, rice, corn and soybean. Accordingly, adverse circumstances affecting these crops could have an adverse effect on our agricultural real estate loan portfolio. Our agricultural real estate lending has grown significantly since June 30, 2008, when these loans totaled $14.9 million, or 4.3% of our loan portfolio.

Included in the commercial business loans described above are agricultural production and equipment loans. At June 30, 2013, these loans totaled $47.4 million, or 7.3%, of our loan portfolio, net. As with agricultural real estate loans, the repayment of operating loans is dependent on the successful operation or management of the farm property. Likewise, agricultural operating loans which are unsecured or secured by rapidly depreciating assets such as farm equipment or assets such as livestock or crops. Any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation to the collateral. Our agricultural operating loans have also grown significantly since June 30, 2008, when such loans totaled $22.7 million, or 6.6% of our loan portfolio.

Lack of seasoning of our commercial real estate and commercial business loan portfolios may increase the risk of credit defaults in the future.

Due to our increasing emphasis on commercial real estate and commercial business lending, a substantial amount of the loans in our commercial real estate and commercial business portfolios and our lending relationships are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process referred to as "seasoning." A portfolio of older loans will usually behave more predictably than a newer portfolio. As a result, because a large portion of our loan portfolio is relatively new, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which would adversely affect our results of operations and financial condition.

Changes in interest rates may negatively affect our earnings and the value of our assets.

Our earnings and cash flows depend substantially upon our net interest income. Net interest income is the difference between interest income earned on interest-earnings assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond our control, including general economic conditions, competition and policies of various governmental and regulatory agencies and, in particular, the policies of the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and investment securities and the amount of interest they pay on deposits and borrowings, but these changes could also affect: (i) our ability to originate loans and obtain deposits; (ii) the fair value of our financial assets and liabilities, including our securities portfolio; and (iii) the average duration of our interest-earning assets. This also includes the risk that interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk), the risk that the individual interest rates or rate indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and the risk of changing interest rate relationships across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk), including a prolonged flat or inverted yield curve environment. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse affect on our financial condition and results of operations.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities or the terms of which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or an adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry generally.

We have pursued a strategy of supplementing internal growth by acquiring other financial companies or their assets and liabilities that we believe will help us fulfill our strategic objectives and enhance our earnings. There are risks associated with this strategy, including the following:

- We may be exposed to potential asset quality issues or unknown or contingent liabilities of the banks, businesses, assets and liabilities we acquire. If these issues or liabilities exceed our estimates, our results of operations and financial condition may be adversely affected;

- Prices at which acquisitions can be made fluctuate with market conditions. We have experienced times during which acquisitions could not be made in specific markets at prices we considered acceptable and expect that we will experience this condition in the future;

- The acquisition of other entities generally requires integration of systems, procedures and personnel of the acquired entity into our company to make the transaction economically successful. This integration process is complicated and time consuming and can also be disruptive to the customers of the acquired business. If the integration process is not conducted successfully and with minimal effect on the acquired business and its customers, we may not realize the anticipated economic benefits of particular acquisitions within the expected time frame, and we may lose customers or employees of the acquired business. We may also experience greater than anticipated customer losses even if the integration process is successful.

- To the extent our costs of an acquisition exceed the fair value of the net assets acquired, the acquisition will generate goodwill. We are required to assess our goodwill for impairment at least annually, and any goodwill impairment charge could have a material adverse effect on our results of operations and financial condition;

- To finance an acquisition, we may borrow funds, thereby increasing our leverage and diminishing our liquidity, or raise additional capital, which could dilute the interests of our existing shareholders; and

- We have completed two acquisitions within the past three years and opened additional banking offices in the past few years that enhanced our rate of growth. We may not be able to continue to sustain our past rate of growth or to grow at all in the future.

Our growth or future losses may require us to raise additional capital in the future, but that capital may not be available when it is needed or the cost of that capital may be very high.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. While we anticipate that our capital resources will satisfy our capital requirements for the foreseeable future, we may at some point need to raise additional capital to support our operations or continued growth, both internally and through acquisitions. Any capital we obtain may result in the dilution of the interests of existing holders of our common stock, or otherwise adversely affect your investment.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. Accordingly, we cannot make assurances of our ability to raise additional capital if needed, or if the terms will be acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired and our financial condition and liquidity could be materially and adversely affected.

Legislative or regulatory changes or actions, or significant litigation, could adversely impact us or the businesses in which we are engaged.

The financial services industry is extensively regulated. We are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of our operations. Laws and regulations may change from time to time and are primarily intended for the protection of consumers, depositors and the deposit insurance funds, and not to benefit our shareholders. The impact of any changes to laws and regulations or other actions by regulatory agencies may negatively impact us or our ability to increase the value of our business. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Additionally, actions by regulatory agencies or significant litigation against us could require us to devote significant time and resources to defending our business and may lead to penalties that materially affect us and our shareholders.

Impairment of investment securities, other intangible assets, or deferred tax assets could require charges to earnings, which could result in a negative impact on our results of operations.

In assessing the impairment of investment securities, we consider the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuers, whether the market decline was affected by macroeconomic conditions and whether we have the intent to sell the debt security or will be required to sell the debt security before its anticipated recovery. In fiscal 2009, we incurred charges to recognize the other-than-temporary impairment (OTTI) of available-for-sale investments related to investments in Freddie Mac preferred stock ($304,000 impairment realized in the first quarter of fiscal 2009) and a pooled trust preferred collateralized debt obligation, Trapeza CDO IV, Ltd., class C2 ($375,000 impairment realized in the second quarter of fiscal 2009). The Company currently holds three additional collateralized debt obligations (CDOs) which have not been deemed other-than-temporarily impaired, based on the Company's best judgment using information currently available.

Under current accounting standards, goodwill and certain other intangible assets with indeterminate lives are no longer amortized but, instead, are assessed for impairment periodically or when impairment indicators are present. As of June 30, 2013, the Company determined that none of its goodwill or other intangible assets were impaired.

Deferred tax assets are only recognized to the extent it is more likely than not they will be realized. Should our management determine it is not more likely than not that the deferred tax assets will be realized, a valuation allowance with a charge to earnings would be reflected in the period. At June 30, 2013, the Company's net deferred tax asset was $2.0 million, none of which was disallowed for regulatory capital purposes. Based on the levels of taxable income in prior years and the Company's expectation of profitability in the current year and future years, management has determined that no valuation allowance was required at June 30, 2013. If the Company is required in the future to take a valuation allowance with respect to its deferred tax asset, its financial condition, results of operations and regulatory capital levels would be negatively affected.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral that we hold cannot be realized upon or is liquidated at prices insufficient to recover the full amount of the loan. We cannot assure you that any such losses would not materially and adversely affect our business, financial condition or results of operations.

Non-compliance with USA Patriot Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA Patriot and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury's Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions. During the last year, several banking institutions have received large fines for non-compliance with these laws and regulations. Although we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that these policies and procedures will be effective in preventing violations of these laws and regulations.

We operate in a highly regulated environment and may be adversely affected by changes in federal and state laws and regulations, including new financial reform legislation recently enacted by Congress that is expected to increase our costs of operations.

We are currently subject to extensive examination, supervision and comprehensive regulation by the FDIC and the DFI and by the Federal Reserve. The FDIC, DFI and the Federal Reserve govern the activities in which we may engage, primarily for the protection of depositors and the Deposit Insurance Fund. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the ability to impose restrictions on an institution's operations, reclassify assets, determine the adequacy of an institution's allowance for loan losses and determine the level of deposit insurance premiums assessed. Any change in such regulation and oversight, whether in the form of regulatory policy, new regulations or legislation or additional deposit insurance premiums could have a material adverse impact on our operations. Because our business is highly regulated, the laws and applicable regulations are subject to frequent change. Any new laws, rules and regulations could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition or growth prospects. Such changes could subject us to additional costs, limit the types of financial services and products we may offer and/or increase the ability of non-banks to offer competing financial services and products, among other things.

The Dodd-Frank Act has significantly changed the bank regulatory structure and will affect the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. The Dodd-

Frank Act requires various federal agencies to adopt a broad range of new implementing rules and regulations, and to prepare numerous studies and reports for Congress. The federal agencies are given significant discretion in drafting and implementing rules and regulations, and consequently, many of the details and much of the impact of the Dodd-Frank Act may not be known for many months or years.

Certain provisions of the Dodd-Frank Act are expected to have a near term impact on us. For example, a provision of the Dodd-Frank Act eliminates the federal prohibitions on paying interest on demand deposits, thus allowing businesses to have interest bearing checking accounts. Depending on competitive responses, this significant change to existing law could have an adverse impact on our interest expense.

The Dodd-Frank Act also broadens the base for FDIC insurance assessments. Assessments are now based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act also permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor, and noninterest-bearing transaction accounts have unlimited deposit insurance through December 31, 2012.

The Dodd-Frank Act creates a new Consumer Financial Protection Bureau with broad powers to supervise and enforce consumer protection laws. The Consumer Financial Protection Bureau has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Consumer Financial Protection Bureau has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets. Financial institutions such as the Bank with $10 billion or less in assets will continue to be examined for compliance with the consumer laws by their primary bank regulators.

It is difficult to predict at this time what specific impact the Dodd-Frank Act and the yet to be written implementing rules and regulations will have on community banks. However, it is expected that at a minimum they will increase our operating and compliance costs and could increase our interest expense. Any additional changes in our regulation and oversight, whether in the form of new laws, rules or regulations, could make compliance more difficult or expensive or other wise materially adversely affect our business, financial condition or prospects.

Significant legal actions could subject the Company to substantial liabilities.

The Company is from time to time subject to claims related to its operations. These claims and legal actions, including supervisory actions by the Company's regulators, could involve large monetary claims and significant defense costs. As a result, the Company may be exposed to substantial liabilities, which could adversely affect the Company's results of operations and financial condition.

Our future success is dependent on our ability to compete effectively in the highly competitive banking industry.

We face substantial competition in all phases of our operations from a variety of different competitors. Our future growth and success will depend on our ability to compete effectively in this highly competitive environment. To date, we have grown our business successfully by focusing on our business lines in geographic markets and emphasizing the high level of service and responsiveness desired by our customers. We compete for loans, deposits and other financial services with other commercial banks, thrifts, credit unions, brokerage houses, mutual funds, insurance companies and specialized finance companies. Many of our competitors offer products and services which we do not offer, and many have substantially greater resources and lending limits, name recognition and market presence that benefit them in attracting business. In addition, larger competitors may be able to price loans and deposits more aggressively than we do, and smaller newer competitors may also be more aggressive in terms of pricing loan and deposit products than we are in order to obtain a share of the market. Some of the financial institutions and financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies, federally insured state-chartered banks and national banks and federal savings banks. As a result, these nonbank competitors have certain advantages over us in accessing funding and in providing various services.

We are subject to security and operational risks relating to our use of technology that could damage our reputation and our business.

Security breaches in our internet banking activities could expose us to possible liability and damage our reputation. Any compromise of our security also could deter customers from using our internet banking services that involve the transmission of confidential information. We rely on standard internet security systems to provide the security and authentication necessary to effect secure transmission of data. These precautions may not protect our systems from compromises or breaches of our security measures that could result in damage to our reputation and our business.

Risks Relating to Our Common Stock

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell our common stock when you want or at prices you find attractive.

We cannot predict how our common stock will trade in the future. The market value of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control, as well as the other factors described in this "Risk Factors" section:

- actual or anticipated quarterly fluctuations in our operating and financial results;
- developments related to investigations, proceedings or litigation that involve us;
- changes in financial estimates and recommendations by financial analysts;
- dispositions, acquisitions and financings;
- actions of our current stockholders, including sales of common stock by existing stockholders and our directors and executive officers;
- fluctuations in the stock price and operating results of our competitors;
- regulatory developments; and
- developments related to the financial services industry.

The market value of our common stock may also be affected by conditions affecting the financial markets in general, including price and trading fluctuations. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, our common stock and (ii) sales of substantial amounts of our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance. These broad market fluctuations may adversely affect the market value of our common stock.

There may be future sales of additional common stock or other dilution of our stockholders' equity, which may adversely affect the market price of our common stock.

We are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any substantially similar securities. The market value of our common stock could decline as a result of sales by us of a large number of shares of common stock or similar securities in the market or the perception that such sales could occur.

The Company may issue debt and equity securities that are senior to Company common stock as to distributions and in liquidation, which could negatively affect the value of Company common stock.

In the future, the Company may increase its capital resources by entering into debt or debt-like financing or issuing debt or equity securities, which could include issuances of senior notes, subordinated notes, preferred stock or common stock. In the event of the Company's liquidation, its lenders and holders of its debt or preferred securities would receive a distribution of the Company's available assets before distributions to the holders of Company common stock. The Company's decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond its control. The Company cannot predict or estimate the amount, timing or nature of its future offerings and debt financings. Future offerings could reduce the value of shares of Company common stock and dilute a shareholder's interest in the Company.

Regulatory and contractual restrictions may limit or prevent us from paying dividends on and repurchasing our common stock.

Southern Missouri Bancorp, Inc. is an entity separate and distinct from its principal subsidiary, Southern Bank, and derives substantially all of its revenue in the form of dividends from that subsidiary. Accordingly, the Company is and will be dependent upon dividends from the Bank to pay the principal of and interest on its indebtedness, to satisfy its other cash needs and to pay dividends on its common and preferred stock. The Bank's ability to pay dividends is subject to its ability to earn net income and to meet certain regulatory requirements. In the event the Bank is unable to pay dividends to the Company, the Company may not be able to pay dividends on its common or preferred stock. Also, the Company's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors.

Under the terms of the SBLF Preferred Stock and the securities purchase agreement between us and the Treasury in connection with the SBLF transaction our ability to pay dividends on or repurchase our common stock is subject to a limit requiring us generally not to reduce out Tier 1 capital from the level on the SBLF closing date by more than 10%. In addition, if we fail to pay an SBLF dividend, there are further restrictions on our ability to pay dividends on or repurchase our common stock. The terms of our outstanding junior subordinated debt securities prohibit us from paying dividends on or repurchasing our common stock at any time when we have elected to defer the payment of interest on such debt securities or certain events of default under the terms of those debt securities have occurred and are continuing. These restrictions could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could reduce, suspend or eliminate our common stock cash dividend in the future.

The Company's participation in the SBLF program restricts the Company's ability to pay dividends to common shareholders, restricts the Company's ability to repurchase shares of common stock, and could have other negative effects.

In July 2011, we sold to the U.S. Treasury $20.0 million of the SBLF preferred stock. We have the right to redeem the SBLF preferred stock at any time subject to consultation with our federal banking regulator. The payment of dividends on the SBLF preferred stock reduces the amount of earnings available to pay dividends to common shareholders, as described in the next risk factor. This could negatively affect our ability to pay dividends on our common stock. The terms of the SBLF preferred stock also restrict our ability to pay dividends on, and repurchase, our common stock.

The dividend rate on the SBLF preferred stock will fluctuate initially. The cost to us of the capital we received from the SBLF preferred stock will increase significantly if the level of our "Qualified Small Business Lending" decreases.

The per annum dividend rate on the SBLF preferred stock can fluctuate on a quarterly basis during the first ten quarters during which the SBLF preferred stock is outstanding, based upon changes in the amount of "Qualified Small Business Lending" or "QSBL" by the Bank from a "baseline" level (the average of the Bank's quarter-end QSBL for the four quarters ended June 30, 2010, adjusted for balance increases attributable to acquisitions, mergers, or purchases of loans; the Bank's adjusted QSBL baseline is $188.6 million.

The dividend rate for the SBLF preferred stock has varied between 1.00000% and 3.90230% for the initial ten measurement periods (beginning March 31, 2011, through June 30, 2013). The dividend payment due January 1, 2014, is expected to be at a rate of 1.00000%, based on the Bank's level of QSBL reported at June 30, 2013. However, the Bank's level of QSBL reported at September 30, 2013, will determine the dividend payment due on April 1, 2014, and it may be adjusted to between one percent (1%) and five percent (5%), to reflect the amount of percentage change in the Bank's level of QSBL from the baseline level. Additionally, the September 30, 2013, report of QSBL will fix the dividend rate until four and one-half years after the issuance date (i.e., to January 19, 2016) at that same rate of between one percent (1%) and five percent (5%), except that, if there is no increase (or if there is a decrease) in QSBL, the rate for our Company will be fixed at nine percent (9%), because of our participation in the Treasury's Capital Purchase Program. From and after four and one-half years following the issuance date, the dividend rate will be fixed at nine percent (9%), regardless of the amount of QSBL.

For fiscal 2013, the SBLF dividend rate averaged approximately 1.73%, providing an annualized cost of this capital to us of approximately $345,000. An increase in the dividend rate to five percent would increase the annual cost of this capital to $1.0 million and an increase to nine percent would increase the annual cost of this capital to $1.8 million. Depending on our financial condition at the time, any such increases in the dividend rate could have a material negative effect on our liquidity and the availability of funds to pay dividends on our common stock.

If we defer payments of interest on our outstanding junior subordinated debt securities or if certain defaults relating to those debt securities occur, we will be prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, our common stock.

As of June 30, 2013 we had outstanding $7.2 million aggregate principal amount of junior subordinated debt securities issued in connection with the sale of trust preferred securities by a subsidiary of ours that is a statutory business trust. We have also guaranteed those trust preferred securities. The indenture under which the junior subordinated debt securities were issued, together with the guarantee, prohibits us, subject to limited exceptions, from declaring or paying any dividends or distributions on, or redeeming, repurchasing, acquiring or making any liquidation payments with respect to, any of our capital stock (including the SBLF preferred stock and our common stock) at any time when (i) there shall have occurred and be continuing an event of default under the indenture; or (ii) we are in default with respect to payment of any obligations under the guarantee; or (iii) we have elected to defer payment of interest on the junior subordinated debt securities. In that regard, we are entitled, at our option but subject to certain conditions, to defer payments of interest on the junior subordinated debt securities from time to time for up to five years.

Events of default under the indenture generally consist of our failure to pay interest on the junior subordinated debt securities under certain circumstances, our failure to pay any principal of or premium on such junior subordinated debt securities when due, our failure to comply with certain covenants under the indenture, and certain events of bankruptcy, insolvency or liquidation relating to us.

As a result of these provisions, if we were to elect to defer payments of interest on the junior subordinated debt securities, or if any of the other events described in clause (i) or (ii) of the first paragraph of this risk factor were to occur, we would be prohibited from declaring or paying any dividends on the SBLF preferred stock and our common stock, from redeeming, repurchasing or otherwise acquiring any of the SBLF preferred stock or our common stock, and from making any payments to holders of the SBLF preferred stock or our common stock in the event of our liquidation, which would likely have a material adverse effect on the market value of our common stock. Moreover, without notice to or consent from the holders of our common stock or the SBLF preferred stock, we may issue additional series of junior subordinated debt securities in the future with terms similar to those of our existing junior subordinated debt securities or enter into other financing agreements that limit our ability to purchase or to pay dividends or distributions on our capital stock, including our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Description of Properties

The following table sets forth certain information regarding the Bank's offices as of June 30, 2013.

Location	Year Opened	Building Net Book Value as of June 30, 2013	Land Owned/ Leased	Building Owned/ Leased
		(Dollars in thousands)		
Main Office				
531 Vine St. Poplar Bluff, Missouri	1966	$ 862	Owned	Owned
Branch Offices				
502 Main St. Van Buren, Missouri	1982	6	Owned	Owned
1330 N. Westwood Blvd. Poplar Bluff, Missouri	1976	47	Leased	Owned
2080 Three Rivers Blvd. Poplar Bluff, Missouri	2011	---	Leased	Leased
4214 Highway PP Poplar Bluff, Missouri	2001	440	Owned	Owned
713 Business 60 West Dexter, Missouri	1979	18	Owned	Owned
301 First St. Kennett, Missouri	2000	679	Owned	Owned
302 Washington St. Doniphan, Missouri	2001	519	Owned	Owned
13371 Highway 53 Qulin, Missouri	2000	74	Owned	Owned
1205 S. Main St. Sikeston, Missouri	2006	806	Owned	Owned
100 W. Main St. Matthews, Missouri	2008	---	Leased	Leased
1727 W. Kingshighway Paragould, Arkansas	2009	432	Leased	Owned
2775 E. Nettleton Jonesboro, Arkansas	2009	864	Owned	Owned
1925 S. Main Jonesboro, Arkansas	2013	2,408	Owned	Owned
601 N. Holman Brookland, Arkansas	2009	94	Owned	Owned
1583 S. St. Louis St Batesville, Arkansas	2010	2,967	Owned	Owned
500 E. Race Ave. Searcy, Arkansas	2010	---	Leased	Leased
4650 South National, Suite C-4 Springfield, Missouri	2010	---	Leased	Leased

Item 3. Legal Proceedings

In the opinion of management, the Bank is not a party to any pending claims or lawsuits that are expected to have a material effect on the Bank's financial condition or operations. Periodically, there have been various claims and lawsuits involving the Bank mainly as a defendant, such as claims to enforce liens, condemnation proceedings on properties in which the Bank holds security interests, claims involving the making and servicing of real property loans and other issues incident to the Bank's business. Aside from such pending claims and lawsuits, which are incident to the conduct of the Bank's ordinary business, the Bank is not a party to any material pending legal proceedings that would have a material effect on the financial condition or operations of the Bank.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of Southern Missouri Bancorp, Inc. is traded under the symbol "SMBC" on the Nasdaq Global Market. The table below shows the high and low closing prices for our common stock for the periods indicated. This information was provided by the Nasdaq. At June 30, 2013, there were 3,294,040 shares of common stock outstanding and approximately 249 common stockholders of record.

	Stock Price				Dividends	
	High		Low		per Share	
2013 Quarters:						
Fourth Quarter (ended 6/30/2013)	$	26.35	$	24.00	$	0.15
Third Quarter (ended 3/31/2013)		26.90		22.83		0.15
Second Quarter (ended 12/31/2012)		24.50		22.35		0.15
First Quarter (ended 9/30/2012)		24.50		21.50		0.15
2012 Quarters:						
Fourth Quarter (ended 6/30/2012)	$	25.85	$	21.20	$	0.12
Third Quarter (ended 3/31/2012)		25.90		22.10		0.12
Second Quarter (ended 12/31/2011)		23.73		20.28		0.12
First Quarter (ended 9/30/2011)		22.98		20.39		0.12
2011 Quarters:						
Fourth Quarter (ended 6/30/2011)	$	26.14	$	20.00	$	0.12
Third Quarter (ended 3/31/2011)		24.07		17.35		0.12
Second Quarter (ended 12/31/2010)		17.29		14.83		0.12
First Quarter (ended 9/30/2010)		16.01		14.55		0.12

Our cash dividend payout policy is continually reviewed by management and the Board of Directors. The Company intends to continue its policy of paying quarterly dividends; however, future dividend payments will depend upon a number of factors, including capital requirements, regulatory limitations (See "Item 1. Description of Business – Regulation"), the Company's financial condition, results of operations and the Bank's ability to pay dividends to the Company. The Company relies significantly upon such dividends originating from the Bank to accumulate earnings for payment of cash dividends to stockholders. The terms of our SBLF preferred shares limits our ability to pay dividends to common stockholders if dividends on the SBLF preferred shares are not paid. See "Item 1A. Risk Factors – Risks Relating to our Common Stock – Regulatory and Contractual Restrictions may limit or prevent us from paying dividends on and repurchasing our common stock."

Information regarding our equity compensation plans is included in Item 11 of this Form 10-K.

The following table summarizes the Company's stock repurchase activity for each month during the three months ended June 30, 2013.

	Total # of Shares Purchased	Average Price Paid Per Share	Total # of Shares Purchased as Part of a Publicly Announced Program	Maximum Number of Shares That May Yet Be Purchased
06/01/13 - 06/30/13 period..........	-	-	-	-
05/01/13 - 05/31/13 period..........	-	-	-	-
04/01/13 - 04/30/13 period..........	-	-	-	-

Item 6. Selected Financial Data

(dollars in thousands)	At June 30				
Financial Condition Data:	**2013**	2012	2011	2010	2009
Total assets	$ 796,391	$ 739,189	$ 688,200	$ 552,084	$ 466,334
Loans receivable, net	647,166	583,465	556,576	418,683	368,993
Mortgage-backed securities	16,714	19,253	24,536	34,334	40,269
Cash, interest-bearing deposits and investment securities	77,059	90,568	73,479	67,103	27,983
Deposits	632,379	584,814	560,151	422,893	311,955
Borrowings	52,288	50,142	58,730	73,869	102,498
Subordinated debt	7,217	7,217	7,217	7,217	7,217
Stockholders' equity	101,829	94,728	55,732	45,649	42,008

(dollars in thousands, except per share data)	For The Year Ended June 30				
Operating Data:	**2013**	2012	2011	2010	2009
Interest income	$ 36,291	$ 38,965	$ 35,048	$ 27,541	$ 25,301
Interest expense	7,501	9,943	11,285	11,225	11,204
Net interest income	28,790	29,022	23,763	16,316	14,097
Provision for loan losses	1,716	1,785	2,385	925	1,151
Net interest income after provision for loan losses	27,074	27,237	21,378	15,391	12,946
Noninterest income	4,468	4,063	10,502	3,094	1,820
Noninterest expense	17,521	16,605	14,458	12,348	9,134
Income before income taxes	14,021	14,695	17,422	6,137	5,632
Income taxes	3,954	4,597	5,952	1,511	1,797
Net income	$ 10,067	$ 10,098	$ 11,470	$ 4,626	$ 3,835
Less: charge for early redemption of preferred stock issued at a discount	-	94	-	-	-
Less: effective dividend on preferred stock	345	424	512	510	289
Net income available to common stockholders	$ 9,722	$ 9,580	$ 10,958	$ 4,116	$ 3,546
Basic earnings per share available to common stockholders	$ 2.95	$ 3.43	$ 5.25	$ 1.98	$ 1.67
Diluted earnings per share available to common stockholders	2.88	3.32	5.12	1.95	1.67
Dividends per share	0.60	0.48	.48	.48	.48

(dollars in thousands)	At June 30				
Other Data:	**2013**	2012	2011	2010	2009
Number of:					
Real estate loans	3,637	3,583	3,758	3,282	2,957
Deposit accounts	31,980	31,307	30,243	25,353	22,069
Full service offices	18	18	16	14	10
Loan production offices	-	-	2	-	-

	For The Year Ended June 30				
Key Operating Ratios:	**2013**	2012	2011	2010	2009
Return on assets (net income divided by average assets)	1.32%	1.37%	1.81%	.88%	.87%
Return on average common equity (net income available to common stockholders divided by average common equity)	12.34	15.15	27.08	11.85	11.38
Average equity to average assets	12.92	11.18	7.89	8.39	8.29
Interest rate spread (spread between weighted average rate on all interest-earning assets and all interest-bearing liabilities)	3.85	3.90	3.71	3.06	3.10
Net interest margin (net interest income as a percentage of average interest-earning assets)	4.02	4.12	3.92	3.27	3.37
Noninterest expense to average assets	2.29	2.25	2.28	2.35	2.07
Average interest-earning assets to average interest-bearing liabilities	116.68	115.19	111.29	109.57	109.77
Allowance for loan losses to gross loans (1)	1.28	1.27	1.14	1.06	1.07
Allowance for loan losses to nonperforming loans (1)	583.41	312.38	918.84	1,358.45	501.63
Net charge-offs (recoveries) to average outstanding loans during the period	.13	.13	.09	.10	.10
Ratio of nonperforming assets to total assets (1)	.58	.54	.35	.37	.29
Common shareholder dividend payout ratio (common dividends as a percentage of earnings available to common shareholders)	20.31	13.40	9.17	24.35	28.88

(1) At end of period

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Southern Missouri Bancorp, Inc. is a Missouri corporation originally organized for the principal purpose of becoming the holding company of Southern Bank. The principal business of Southern Bank consists of attracting deposits from the communities it serves and investing those funds in loans secured by one- to four-family residences and commercial real estate, as well as commercial business and consumer loans. These funds have also been used to purchase investment securities, mortgage-backed securities (MBS), U.S. government and federal agency obligations and other permissible securities.

Southern Bank's results of operations are primarily dependent on the levels of its net interest margin and noninterest income, and its ability to control operating expenses. Net interest margin is dependent primarily on the difference or spread between the average yield earned on interest-earning assets (including loans, mortgage-related securities, and investments) and the average rate paid on interest-bearing liabilities (including deposits, securities sold under agreements to repurchase, and borrowings), as well as the relative amounts of these assets and liabilities. Southern Bank is subject to interest rate risk to the degree that its interest-earning assets mature or reprice at different times, or on a varying basis, from its interest-bearing liabilities.

Southern Bank's noninterest income consists primarily of fees charged on transaction and loan accounts, interchange income from customer debit and ATM card use, gains on sales of loans to the secondary market, and increased cash surrender value of bank owned life insurance ("BOLI"). Southern Bank's operating expenses include: employee compensation and benefits, occupancy expenses, legal and professional fees, federal deposit insurance premiums, amortization of intangible assets, and other general and administrative expenses.

Southern Bank's operations are significantly influenced by general economic conditions including monetary and fiscal policies of the U.S. government and the Federal Reserve Board. Additionally, Southern Bank is subject to policies and regulations issued by financial institution regulatory agencies including the Federal Reserve, the Missouri Division of Finance, and the Federal Deposit Insurance Corporation. Each of these factors may influence interest rates, loan demand, prepayment rates and deposit flows. Interest rates available on competing investments as well as general market interest rates influence the Bank's cost of funds. Lending activities are affected by the demand for real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered. Lending activities are funded through the attraction of deposit accounts consisting of checking accounts, passbook and statement savings accounts, money market deposit accounts, certificate of deposit accounts with terms of 60 months or less, securities sold under agreements to repurchase, advances from the Federal Home Loan Bank of Des Moines, and, to a lesser extent, brokered deposits. The Bank intends to continue to focus on its lending programs for one- to four-family residential real estate, commercial real estate, commercial business and consumer financing on loans secured by properties or collateral located primarily in southeast Missouri and northeast and north central Arkansas.

NON-GAAP FINANCIAL INFORMATION

This Annual Report on Form 10-K contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (GAAP). These measures include:

- Fiscal year 2011 net income available to common stockholders per diluted common share excluding bargain purchase gain, net of transaction expenses related to the December 2010 FDIC-assisted acquisition involving the former First Southern Bank (the "Acquisition"), net of tax;
- Fiscal year 2013, 2012 and 2011 net income available to common stockholders excluding accretion of fair value discount on acquired loans, amortization of fair value premium on assumed time deposits, and bargain purchase gain, net of transaction expenses, related to the Acquisition, net of tax;
- Fiscal year 2013, 2012 and 2011 return on average assets excluding accretion of fair value discount on acquired loans, amortization of fair value premium on assumed time deposits, and bargain purchase gain, net of transaction expenses, related to the Acquisition, net of tax;
- Fiscal year 2013, 2012 and 2011 return on average common equity excluding accretion of fair value discount on acquired loans, amortization of fair value premium on assumed time deposits, and bargain purchase gain, net of transaction expenses, related to the Acquisition, net of tax;
- Fiscal year 2013, 2012 and 2011 net interest margin excluding accretion of fair value discount on acquired loans and amortization of fair value premium on assumed time deposits related to the Acquisition;

Management believes that showing these amounts and measures excluding these items is useful for investors because it better reflects our core operating results and provides useful information by which to evaluate the Company's operating performance on an ongoing basis from period to period.

The following table presents a reconciliation of the calculation of fiscal 2011 diluted earnings per share available to common shareholders excluding bargain purchase gain and transaction expenses related to the Acquisition:

	For the twelve months ended June 30, 2011
Diluted earnings per share available to common stockholders	$ 5.12
Less: impact of excluding bargain purchase gain, net of transaction expenses, related to the Acquisition, net of tax	1.92
Diluted earnings per share available to common stockholders - excluding bargain purchase gain, net of tax and transaction expenses, related to the Acquisition	$ 3.20

The following table presents a reconciliation of the calculation of net income available to common stockholders, excluding accretion of fair value discount on acquired loans, amortization of premium on acquired time deposits, and bargain purchase gain, net of transaction expenses, related to the Acquisition, net of tax:

(dollars in thousands)	For the twelve months ended June 30, 2013	June 30, 2012	June 30, 2011
Net income available to common stockholders	$ 9,722	$ 9,580	$ 10,958
Less: impact of excluding accretion of fair value discount on acquired loans and amortization of fair value premium on acquired time deposits, and bargain purchase gain, net of transaction expenses, related to the Acquisition, net of tax	873	2,446	5,435
Net income available to common shareholders - excluding accretion of fair value discount on acquired loans and amortization of fair value premium on acquired time deposits, and bargain purchase gain, net of transaction expenses, related to the Acquisition, net of tax	$ 8,849	$ 7,134	$ 5,523

The following table presents a reconciliation of the calculation of return on average assets, excluding accretion of fair value discount on acquired loans, amortization of premium on acquired time deposits, and bargain purchase gain, net of transaction expenses, related to the Acquisition, net of tax:

	For the twelve months ended June 30, 2013	June 30, 2012	June 30, 2011
Return on average assets	1.32%	1.37%	1.81%
Less: impact of excluding accretion of fair value discount on acquired loans and amortization of fair value premium on acquired time deposits, and bargain purchase gain, net of transaction expenses, related to the Acquisition, net of tax	0.12%	0.33%	0.86%
Return on average assets - excluding accretion of fair value discount on acquired loans and amortization of fair value premium on acquired time deposits, and bargain purchase gain, net of transaction expenses, related to the Acquisition, net of tax	1.20%	1.04%	0.95%

The following table presents a reconciliation of the calculation of return on average common equity, excluding accretion of fair value discount on acquired loans, amortization of premium on acquired time deposits, and bargain purchase gain, net of transaction expenses, related to the Acquisition, net of tax:

	For the twelve months ended		
	June 30, 2013	June 30, 2012	June 30, 2011
Return on average common equity	12.34%	15.15%	27.08%
Less: impact of excluding accretion of fair value discount on acquired loans and amortization of fair value premium on acquired time deposits, and bargain purchase gain, net of transaction expenses, related to the Acquisition, net of tax	1.11%	3.87%	13.43%
Return on average common equity - excluding accretion of fair value discount on acquired loans and amortization of fair value premium on acquired time deposits, and bargain purchase gain, net of transaction expenses, related to the Acquisition, net of tax	11.23%	11.28%	13.65%

The following table presents a reconciliation of the calculation of net interest margin, excluding accretion of fair value discount on acquired loans and amortization of premium on acquired time deposits related to the Acquisition:

	For the twelve months ended		
	June 30, 2013	June 30, 2012	June 30, 2011
Net interest margin	4.02%	4.12%	3.92%
Less: impact of excluding accretion of fair value discount on acquired loans and amortization of fair value premium on acquired time deposits related to the Acquisition	0.19%	0.57%	0.35%
Net interest margin - excluding accretion of fair value discount on acquired loans and amortization of fair value premium on acquired time deposits related to the Acquisition	3.83%	3.55%	3.57%

The non-GAAP disclosures contained herein should not be viewed as substitutes for the results determined to be in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

CRITICAL ACCOUNTING POLICIES

The Company has established various accounting policies, which govern the application of accounting principles generally accepted in the United States of America in the preparation of our financial statements. Our significant accounting policies are described in Item 8 under the Notes to the Consolidated Financial Statements. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The allowance for losses on loans represents management's best estimate of probable losses in the existing loan portfolio. The allowance for losses on loans is increased by the provision for losses on loans charged to expense and reduced by loans charged off, net of recoveries.

The provision for losses on loans is determined based on management's assessment of several factors: reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, current economic conditions and the related impact on specific borrowers and industry groups, historical loan loss experience, the level of classified and nonperforming loans and the results of regulatory examinations.

Integral to the methodology for determining the adequacy of the allowance for loan losses is portfolio segmentation and impairment measurement. Under the Company's methodology, loans are first segmented into 1) those comprising large groups of smaller-balance homogeneous loans, including single-family mortgages and installment loans, which are collectively evaluated for impairment and 2) all other loans which are individually evaluated. Those loans in the second category are further segmented utilizing a defined grading system which involves categorizing loans by severity of risk based on conditions that may affect the ability of the borrowers to repay their debt, such as current financial information, collateral valuations, historical payment experience, credit documentation, public information, and current trends. The loans subject to credit classification represent the portion of the portfolio subject to the greatest credit risk and where adjustments to the allowance for losses on loans as a result of provisions and charge-offs are most likely to have a significant impact on operations.

A periodic review of selected credits (based on loan size and type) is conducted to identify loans with heightened risk or probable losses and to assign risk grades. The primary responsibility for this review rests with the loan administration personnel. This review is supplemented with periodic examinations of both selected credits and the credit review process by applicable regulatory agencies. The information from these reviews assists management in the timely identification of problems and potential problems and provides a basis for deciding whether the credit represents a probable loss or risk that should be recognized.

Loans are considered impaired if, based on current information and events, it is probable that Southern Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. The measurement of impaired loans is generally based on the fair value of the collateral for collateral-dependent loans. If the loan is not collateral-dependent, the measurement of impairment is based on the present value of expected future cash flows discounted at the historical effective interest rate or the observable market price of the loan. In measuring the fair value of the collateral, management uses the assumptions (i.e., discount rates) and methodologies (i.e., comparison to the recent selling price of similar assets) consistent with those that would be utilized by unrelated third parties. Impairment identified through this evaluation process is a component of the allowance for loan losses. If a loan that is individually evaluated for impairment is found to have none, it is grouped together with loans having similar characteristics (i.e., the same risk grade), and an allowance for loan losses is based upon a quantitative factor (historical average charge-offs for similar loans over the past one to five years), and qualitative factors such as qualitative factors such as changes in lending policies; national, regional, and local economic conditions; changes in mix and volume of portfolio; experience, ability, and depth of lending management and staff; entry to new markets; levels and trends of delinquent, nonaccrual, special mention, and classified loans; concentrations of credit; changes in collateral values; agricultural economic conditions; and regulatory risk. For portfolio loans that are evaluated for impairment as part of homogenous pools, an allowance is maintained based upon similar quantitative and qualitative factors. Changes in the financial condition of individual borrowers, in economic conditions, in historical loss experience and in the conditions of the various markets in which collateral may be sold may all affect the required level of the allowance for losses on loans and the associated provision for losses on loans.

FINANCIAL CONDITION

General. The Company experienced balance sheet growth in fiscal 2013, with total assets increasing $57.2 million, or 7.7%, to $796.4 million at June 30, 2013, as compared to $739.2 million at June 30, 2012. Balance sheet growth was primarily due to growth in loan and available-for-sale securities balances, and investments in fixed assets. Balance sheet growth was funded primarily by increases in deposits and retention of net income.

Cash and equivalents. Cash equivalents and time deposits were down $20.9 million, or 60.3%, as compared to June 30, 2012, as growth in loans and investments outpaced increases in deposit balances.

Loans. Loans, net of the allowance for loan losses, increased $63.7 million, or 10.9%, to $647.2 million at June 30, 2013, as compared to $583.5 million at June 30, 2012. Increases in commercial, agricultural, and residential real estate lending were partially offset by decreases in commercial business and agricultural operating and equipment loan balances. Residential real estate loan growth was primarily attributable to loans secured by multi-family housing.

Allowance for Loan Losses. The allowance for loan losses increased $900,000, or 11.9%, to $8.4 million at June 30, 2013, from $7.5 million at June 30, 2012. The allowance represented 1.28% of gross loans receivable at June 30, 2013, as compared to 1.27% of gross loans receivable at June 30, 2012. At June 30, 2013, nonperforming loans, which included loans past due greater than 90 days and nonaccruing loans, were $1.4 million, compared to $2.4 million at June 30, 2012. See also, Provision for Loan Losses, under Comparison of Operating Results for the Years Ended June 30, 2013 and 2012.

In its quarterly evaluation of the adequacy of its allowance for loan losses, the Company employs historical data, including past due percentages, charge offs, and recoveries for the previous one to five years for each loan category. Average net charge offs are calculated as net charge offs for the period by portfolio type as a percentage of the average balance of the respective portfolio type over the same period. As the Company and industry have seen increases in loan defaults in the past several years, the Company believes that it is prudent to emphasize more recent historical factors in the allowance evaluation.

The following table sets forth the Company's historical net charge offs as of June 30, 2013:

Portfolio segment	Net charge offs - 1-year historical	Net charge offs - 5-year historical
Real estate loans:		
Residential	0.12%	0.08%
Construction	0.17	0.04
Commercial	0.18	0.12
Consumer loans	0.15	0.45
Commercial loans	0.06	0.17

Additionally, in its quarterly evaluation of the adequacy of the allowance for loan losses, the Company evaluates changes in the financial condition of individual borrowers; changes in local, regional, and national economic conditions; the Company's historical loss experience; and changes in market conditions for property pledged to the Company as collateral. The Company has identified specific qualitative factors that address these issues and subjectively assigns a percentage to each factor. Qualitative factors are reviewed quarterly and may be adjusted as necessary to reflect improving or declining trends. At June 30, 2013, these qualitative factors included:

- Changes in lending policies
- National, regional, and local economic conditions
- Changes in mix and volume of portfolio
- Experience, ability, and depth of lending management and staff
- Entry to new markets
- Levels and trends of delinquent, nonaccrual, special mention and classified loans
- Concentrations of credit
- Changes in collateral values
- Agricultural economic conditions
- Regulatory risk

The qualitative factors are applied to the allowance for loan losses based upon the following percentages by loan type:

Portfolio segment	Qualitative factor applied at **June 30, 2013**	Qualitative factor applied at June 30, 2012
Real estate loans:		
Residential	0.67%	0.83%
Construction	1.22	1.10
Commercial	1.29	1.32
Consumer loans	1.30	1.38
Commercial loans	1.30	1.38

At June 30, 2013, the amount of our allowance for loan losses attributable to these qualitative factors was approximately $6.2 million, as compared to $6.3 million at June 30, 2012. The general decrease in qualitative factors was attributable to an improving level of classified and delinquent loans, generally stable economic conditions, and other factors .

Investments. The available-for-sale investment portfolio increased $4.9 million, or 6.5%, to $80.0 million at June 30, 2013, as compared to $75.1 million at June 30, 2012. The increase was primarily the result of a $4.3 million increase in obligations of U.S. government agencies and a $3.0 million increase in obligations of state and political subdivisions, partially offset by a $2.6 million decrease in mortgage-backed securities and collateralized mortgage obligations.

Premises and Equipment. Premises and equipment increased $6.2 million, or 54.4%, to $17.5 million at June 30, 2013, as compared to $11.3 million at June 30, 2012. The increase was due to completion of two new branch facilities, the continuing construction of a third new branch facility, and the purchase of software and equipment, partially offset by increases in accumulated depreciation.

BOLI. The Bank purchased "key person" life insurance policies on employees in fiscal 2003 and fiscal 2005 for original premiums totaling $6.0 million. In fiscal 2012, the Bank purchased additional "key person" life insurance policies for original premiums totaling $7.5 million. At June 30, 2013, the cash surrender value of these policies had increased to $16.5 million.

Intangible Assets. Intangible assets generated through branch acquisitions in fiscal 2000 decreased $255,000 to $562,000 as of June 30, 2013, and will continue to be amortized in accordance with ASC Topic 350. The July 2009 acquisition of the Southern Bank of Commerce resulted in goodwill of $126,000, which will not be amortized, but will be tested for impairment at least annually, and a $184,000 core deposit intangible, which is being amortized over a five-year period using the straight-line method. The December 2010 assumption of the deposits of the former First Southern Bank resulted in a $625,000 core deposit intangible, which is being amortized over a five-year period using the straight-line method.

Deposits. Deposits increased $47.6 million, or 8.1%, to $632.4 million at June 30, 2013, as compared to $584.8 million at June 30, 2012. Increased balances were noted in certificates of deposit, interest-bearing checking, and money market deposit accounts, and were partially offset by decreases in savings and noninterest-bearing checking accounts. The average loan-to-deposit ratio for the fourth quarter of fiscal 2013 was 101.9%, as compared to 96.0% for the same period of the prior fiscal year.

Borrowings. FHLB advances were $24.5 million at June 30, 2013, unchanged in comparison to June 30, 2012; however, overnight FHLB advances were utilized during fiscal 2013 (the average amount of overnight borrowings was $5.9 million) to manage the Company's daily funding position. Securities sold under agreements to repurchase totaled $27.8 million at June 30, 2013, as compared to $25.6 million at June 30, 2012, an increase of 8.4%. At both dates, the full balance of repurchase agreements was due to local small business and government counterparties.

Subordinated Debt. In March 2004, $7.0 million of Floating Rate Capital Securities of Southern Missouri Statutory Trust I, with a liquidation value of $1,000 per share were issued. The securities mature in March 2034, were redeemable beginning in March 2009, and bear interest at a floating rate of three-month LIBOR plus 275 basis points.

Stockholders' Equity. The Company's stockholders' equity increased $7.1 million, or 7.5%, to $101.8 million at June 30, 2013, from $94.7 million at June 30, 2012. The increase was due primarily to retention of net income, partially offset by cash dividends paid on common and preferred stock, and by a decrease in accumulated other comprehensive income, as the market value of the available-for-sale investment portfolio declined, net of tax.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2013 AND 2012

Net Income. The Company's net income available to common stockholders for the fiscal year ended June 30, 2013, was $9.7 million, an increase of $142,000, or 1.5%, from the $9.6 million available to common stockholders for the prior fiscal year. Before an effective dividend on preferred shares of $345,000, net income was $10.1 million for the 2013 fiscal year, unchanged from the $10.1 million in net income for the prior fiscal year. Exclusive of fair value discount accretion on acquired loans and amortization of fair value premium on acquired time deposits related to the Acquisition, net of tax, net income available to common stockholders for fiscal 2013 was $8.8 million, as compared to $7.1 million for fiscal 2012.

Net Interest Income. Net interest income for fiscal 2013 was $28.8 million, a decrease of $232,000, or 0.8%, when compared to the prior fiscal year. The decrease, as compared to the prior fiscal year, was attributable to a decline in the net interest margin, from 4.12% to 4.02%, partially offset by a 1.6% increase in the average balance of interest-earning assets. Accretion of fair value discount on loans and amortization of fair value premiums on time deposits related to the Acquisition declined from $3.9 million in fiscal 2012 to $1.4 million in fiscal 2013. This component of net interest income contributed 19 basis points to net interest margin in fiscal 2013, as compared to 57 basis points in fiscal 2012. The Company expects the impact of the fair value discount accretion to continue to decline, over time, as the assets acquired at a discount continue to mature or prepay.

Interest Income. Interest income for fiscal 2013 was $36.3 million, a decrease of $2.7 million, or 6.9%, when compared to the prior fiscal year. The decrease was due to a 46 basis point decrease in the average yield earned on interest-earning assets, from 5.53% in fiscal 2012, to 5.07% in fiscal 2013, partially offset by an increase of $11.2 million in the average balance of interest-earning assets.

Interest income on loans receivable for fiscal 2013 was $34.4 million, a decrease of $1.9 million, or 5.5%, when compared to the prior fiscal year. The decrease was due to a 96 basis point decrease in the average yield earned on loans receivable, partially offset by a $60.4 million increase in the average balance of loans receivable. Accretion of fair value discount on loans attributable to the Acquisition declined from $3.7 million in fiscal 2012 to $1.3 million in fiscal 2013.

Interest income on the investment portfolio and other interest-earning assets was $1.9 million for fiscal 2013, a decrease of $680,000, or 26.0%, when compared to the prior fiscal year. The decrease was due to a $49.2 million decrease in the average balance of these assets partially offset by a 20 basis point increase in the average yield earned on these assets, as the Company shifted asset balances from excess reserves to relatively higher-yielding loans and other investments.

Interest Expense. Interest expense was $7.5 million for fiscal 2013, a decrease of $2.4 million, or 25.8%, when compared to the prior fiscal year. The decrease was due to a 41 basis point decrease in the average rate paid on interest-bearing liabilities, from 1.63% in fiscal 2012 to 1.22% in fiscal 2013, partially offset by the $1.8 million increase in the average balance of interest-bearing liabilities.

Interest expense on deposits was $6.1 million for fiscal 2013, a decrease of $2.1 million, or 26.3%, when compared to the prior fiscal year. The decrease was due to a 40 basis point decrease in the average rate paid on deposits outstanding, reflecting the decrease in market rates, partially offset by a $1.7 million increase in the average balance of interest-bearing deposits.

Interest expense on FHLB advances was $1.0 million for fiscal 2013, a decrease of $234,000, or 19.0%, when compared to the prior fiscal year. The decrease was due to a 74 basis point decrease in the average rate paid on advances, while the average balance of FHLB advances was unchanged.

Provision for Loan Losses. A provision for loan losses is charged to earnings to bring the total allowance for loan losses to a level considered adequate by management to provide for probable loan losses based on prior loss experience, type and amount of loans in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Management also considers other factors relating to the collectability of the loan portfolio.

The provision for loan losses was $1.7 million for fiscal 2013, compared to $1.8 million for the prior fiscal year. The decrease in provision was attributed to management's analysis of the loan portfolio, which noted an improving level of classified and delinquent loans, partially offset by an increase in loan balances. In fiscal 2013, net charge offs were $822,000, compared to $731,000 for the prior fiscal year. At June 30, 2013, classified loans totaled $5.5 million, or 0.84% of gross loans, as compared to $9.2 million, or 1.55% of gross loans at June 30, 2012. Classified loans were comprised primarily of commercial real estate loans and commercial business loans. All loans so designated were classified due to concerns as to the borrowers' ability to continue to generate sufficient cash flows to service the debt.

The above provision was made based on management's analysis of the various factors which affect the loan portfolio and management's desire to maintain the allowance at a level considered adequate. Management performed a detailed analysis of the loan portfolio, including types of loans, the charge-off history, and an analysis of the allowance for loan losses. Management also considered the continued origination of loans secured by commercial businesses and commercial and agricultural real estate, which bear an inherently higher level of credit risk. While management believes the allowance for loan losses at June 30, 2013, is adequate to cover all losses inherent in the portfolio, there can be no assurance that, in the future, increases in the allowance will not be necessary, or that actual losses will not exceed the allowance.

Noninterest Income. Noninterest income was $4.5 million for fiscal 2013, an increase of $405,000, or 10.0%, when compared to the prior fiscal year. The increase was primarily the result of increased earnings on bank-owned life insurance (the result of a March 2012 investment in such policies), increased loan origination and other fees, and increases in bank card interchange income, partially offset by inclusion in the prior period's results of a benefit recognized on settlement of a legal claim obtained in the Acquisition.

Noninterest Expense. Noninterest expense was $17.5 million for fiscal 2013, an increase of $915,000, or 5.5%, when compared to the prior fiscal year. The increase resulted primarily from higher employee compensation and benefits, occupancy, legal and professional fees, and postage and office supplies. The increase would have been larger, had the prior period's results not included $476,000 in FHLB prepayment penalties, with no corresponding charges in the current period. Compensation expenses were $10.1 million for fiscal 2013, an increase of $900,000 or 9.7%, when compared to the prior fiscal year. The increase was due to the addition of key personnel, increased salaries, and increased benefit expenses. Occupancy expenses were $2.8 million for fiscal 2013, an increase of $285,000, or 11.3%, as depreciation expense increased on new facilities and equipment during the year.

Provision for Income Taxes. The Company recorded an income tax provision of $3.9 million for fiscal 2013, a decrease of $654,000, as compared to $4.6 million expensed for fiscal 2012. The effective tax rate for fiscal 2013 was 28.1%, as compared to 31.3% for fiscal 2012. The decrease in the effective tax rate was attributable to additional tax-advantaged investments in municipal securities and limited partnerships which generate tax credits, as well as lower pre-tax income in fiscal 2013.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED JUNE 30, 2012 AND 2011

Net Income. The Company's net income available to common stockholders for the fiscal year ended June 30, 2012, was $9.6 million, a decrease of $1.4 million, or 12.6%, from the $11.0 million net income available to common stockholders for the prior fiscal year. Before an effective dividend on preferred shares of $424,000 and a charge of $94,000 for the repurchase of preferred stock issued at a discount under the TARP program, net income was $10.1 million for the 2012 fiscal year, a decrease of $1.4 million, or 12.0%, as compared to the $11.5 million in net income for the prior fiscal year. The decrease in net income was primarily due to a $6.4 million decrease in noninterest income and a $2.1 million increase in noninterest expense, partially offset by a $5.3 million increase in net interest income, a $1.4 million decrease in provision for income taxes, and a $600,000 decrease in provision for loan losses. Exclusive of fair value discount accretion on acquired loans, amortization of fair value premium on acquired time deposits, and bargain purchase gain, net of transaction expenses, related to the Acquisition, net of tax, net income available to common stockholders for fiscal 2012 was $7.1 million, as compared to $5.5 million for fiscal 2011.

Net Interest Income. Net interest income for fiscal 2012 was $29.0 million, an increase of $5.3 million, or 22.1%, when compared to the prior fiscal year. The increase was due to a $98.3 million increase in average interest-earning assets, combined with a 20 basis point increase in the net interest margin. Both the increase in average interest-earning assets and interest rate margin were primarily a result of the Acquisition. Accretion of fair value discount on loans and amortization of fair value premium on time deposits, resulting from the Acquisition, increased from $2.1 million in fiscal 2011 to $3.9 million in fiscal 2012. The change in this component increased net interest income by $1.8 million and net interest margin by 25 basis points for fiscal 2012, as compared to fiscal 2011. The Company expects the impact of the fair value discount accretion will decline, over time, as the assets acquired at a discount continue to mature or prepay. For fiscal 2012, the net interest margin was 4.12%, compared to 3.92% for fiscal year 2011. At June 30, 2012, the net interest margin was 4.23%.

Interest Income. Interest income for fiscal 2012 was $39.0 million, an increase of $3.9 million, or 11.2%, when compared to the prior fiscal year. The increase was due to the $98.3 million increase in the average balance of interest-earning assets, partially offset by a 25 basis point decline in the average yield earned on interest-earning assets, from 5.78% in fiscal 2011 to 5.53% in fiscal 2012.

Interest income on loans receivable for fiscal 2012 was $36.3 million, an increase of $4.1 million, or 12.7%, when compared to the prior fiscal year. The increase was due to a $55.9 million increase in the average balance of loans receivable, combined with a nine basis point increase in the average yield earned on loans receivable. The increase in average balances was attributed to both organic growth and the Acquisition. The increase in the average yield was attributable to the Acquisition and the resulting fair value discount on the loan portfolio accreted to income.

Interest income on the investment portfolio and other interest-earning assets was $2.6 million for fiscal 2012, a decrease of $166,000, or 6.0%, when compared to the prior fiscal year. The decrease was due to a 90 basis point decrease in the average yield earned on these assets, partially offset by a $42.5 million increase in the average balance of these assets. The decreased yield was attributed to a higher percentage of these assets held in lower-yielding cash equivalents, as well as lower available yields on investment securities, reflecting the low interest rate environment.

Interest Expense. Interest expense was $9.9 million for fiscal 2012, a decrease of $1.3 million, or 11.9%, when compared to the prior fiscal year. The decrease was due to a 45 basis point decrease in the average rate paid on interest-bearing liabilities, from 2.07% in fiscal 2011 to 1.63% in fiscal 2012, partially offset by the $66.9 million increase in the average balance of interest-bearing liabilities.

Interest expense on deposits was $8.2 million for fiscal 2012, a decrease of $1.0 million, or 10.5%, when compared to the prior fiscal year. The decrease was due to a 45 basis point decrease in the average rate paid on deposits outstanding, reflecting the decrease in market rates, partially offset by a $75.7 million increase in the average balance of interest-bearing deposits.

Interest expense on FHLB advances was $1.2 million for fiscal 2012, a decrease of $321,000, or 20.7%, when compared to the prior fiscal year. The decrease was due to a $6.5 million decrease in the average balance of FHLB advances, combined with a 16 basis point decrease in the average rate paid on advances, reflecting the repayment of advances which carried higher rates than the average of the advances that remain outstanding.

Provision for Loan Losses. A provision for loan losses is charged to earnings to bring the total allowance for loan losses to a level considered adequate by management to provide for probable loan losses based on prior loss experience, type and amount of loans in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions. Management also considers other factors relating to the collectability of the loan portfolio.

The provision for loan losses was $1.8 million for fiscal 2012, compared to $2.4 million for the prior fiscal year. The decrease in provision was attributed to management's analysis of the loan portfolio, which noted slower loan growth and relatively stable credit quality throughout the fiscal year. In fiscal 2012, net charge offs were $731,000, compared to $455,000 for the prior fiscal year. At June 30, 2012, classified loans totaled $9.2 million, or 1.55% of gross loans, as compared to $8.5 million, or 1.52% of gross loans at June 30, 2011. Classified loans were comprised primarily of commercial real estate loans and commercial loans. All loans so designated were classified due to concerns as to the borrowers' ability to continue to generate sufficient cash flows to service the debt.

The above provision was made based on management's analysis of the various factors which affect the loan portfolio and management's desire to maintain the allowance at a level considered adequate. Management performed a detailed analysis of the loan portfolio, including types of loans, the charge-off history, and an analysis of the allowance for loan losses. Management also considered the continued origination of loans secured by commercial businesses and commercial and agricultural real estate, which bear an inherently higher level of credit risk. While management believes the allowance for loan losses at June 30, 2012, is adequate to cover all losses inherent in the portfolio, there can be no assurance that, in the future, increases in the allowance will not be necessary, or that actual losses will not exceed the allowance.

Noninterest Income. Noninterest income was $4.1million for fiscal 2012, a decrease of $6.4 million, or 61.3%, when compared to the prior fiscal year. The decrease was primarily due to the inclusion in fiscal 2011 results of a bargain purchase gain of $7.0 million (pre-tax) recognized in the second quarter of fiscal 2011 as a result of the Acquisition, partially offset by higher bank card network interchange revenues (resulting from additional bank card transaction volume), income recognized on settlement of a legal claim obtained as a result of the Acquisition, an increase in gains on secondary market loan sales, and larger increases in the cash value of Bank-owned life insurance (resulting from additional investments in policies).

Noninterest Expense. Noninterest expense was $16.6 million for fiscal 2012, an increase of $2.1 million, or 14.8%, when compared to the prior fiscal year. The increase resulted primarily from higher compensation, penalties on the early redemption of FHLB advances, higher occupancy expenses, bank card network fees, postage and office supplies, advertising expenses, and charges to amortize intangible assets, partially offset by a decline in deposit insurance premiums and professional fees. Compensation expenses were $9.2 million for fiscal 2012, an increase of $1.2 million, or 15.6%, when compared to the prior fiscal year. The increase was due to the mid-fiscal 2011 Acquisition, the addition of key personnel, increased salaries, and increased benefit expenses. Occupancy expenses were $2.5 million for fiscal 2012, an increase of $289,000, or 12.9%, as additional locations from Acquisition, an expanded location for our new full-service branch in Springfield, and an expanded headquarters facility were in operation for the entirety of our fiscal year. Prepayment penalties on FHLB advances were $476,000 in fiscal 2012, as compared to $59,000 in fiscal 2011.

Provision for Income Taxes. The Company recorded an income tax provision of $4.6 million for fiscal 2012, a decrease of $1.4 million, as compared to $6.0 million expensed for fiscal 2011. The effective tax rate for fiscal 2012 was 31.3%, as compared to 34.2% for fiscal 2011. The decrease in the effective tax rate was attributable to additional investments in tax-advantaged investments in municipal securities and limited partnerships which generate tax credits, as well as lower pre-tax income in fiscal 2012.

LIQUIDITY AND CAPITAL RESOURCES

Southern Missouri's primary potential sources of funds include deposit growth, securities sold under agreements to repurchase, FHLB advances, amortization and prepayment of loan principal, investment maturities and sales, and ongoing operating results. While scheduled repayments on loans and securities as well as the maturity of short-term investments are a relatively predictable source of funding, deposit flows, FHLB advance redemptions and loan and security prepayment rates are significantly influenced by factors outside of the Bank's control, including general economic conditions and market competition. The Bank has relied on FHLB advances as a source for funding cash or liquidity needs.

Southern Missouri uses its liquid assets as well as other funding sources to meet ongoing commitments, to fund loan demand, to repay maturing certificates of deposit and FHLB advances, to make investments, to fund other deposit withdrawals and to meet operating expenses. At June 30, 2013, the Bank had outstanding commitments to extend credit of $97.3 million (including $72.4 million in unused lines of credit). Total commitments to originate fixed-rate loans with terms in excess of one year were $9.2 million at rates ranging from 2.95% to 8.0%, with a weighted-average rate of 4.6%. Management anticipates that current funding sources will be adequate to meet foreseeable liquidity needs.

For the year ended June 30, 2013, Southern Missouri increased deposits and securities sold under agreements to repurchase by $47.6 million and $2.1 million, respectively, as FHLB advances were unchanged. During the prior year, Southern Missouri increased deposits and securities sold under agreements to repurchase by $24.7 million and $412,000, respectively, and decreased FHLB advances by $9.0 million. At June 30, 2013, the Bank had pledged $311.5 million of its residential and commercial real estate loan portfolios to the FHLB for available credit of approximately $213.5 million, of which $24.5 million had been advanced, and $0 had been used for the issuance of letters of credit to secure public unit deposits. The Bank had also pledged $99.7 million of its agricultural real estate and agricultural operating and equipment loans to the Federal Reserve's discount window for available credit of approximately $66.8 million, as of June 30, 2013, none of which had been advanced. In addition, the Bank has the ability to pledge several of its other loan portfolios, including, for example, its home equity and commercial business loans. In total, FHLB borrowings are generally limited to 35% of Bank assets, or approximately $275.4 million, which means that an amount up to $250.9 million may still be eligible to be borrowed from the

FHLB, subject to available collateral. Along with the ability to borrow from the FHLB and Federal Reserve, management believes its liquid resources will be sufficient to meet the Company's liquidity needs.

Liquidity management is an ongoing responsibility of the Bank's management. The Bank adjusts its investment in liquid assets based upon a variety of factors including (i) expected loan demand and deposit flows, (ii) anticipated investment and FHLB advance maturities, (iii) the impact on profitability, and (iv) asset/liability management objectives.

At June 30, 2013, the Bank had $161.0 million in CDs maturing within one year and $387.9 million in other deposits and securities sold under agreements to repurchase without a specified maturity, as compared to the prior year of $158.9 million in CDs maturing within one year and $379.1 million in other deposits and securities sold under agreements to repurchase without a specified maturity. Management believes that most maturing interest-bearing liabilities will be retained or replaced by new interest-bearing liabilities. Also at June 30, 2013, the Bank had $24.5 million in FHLB advances eligible for early redemption by the lender within one year.

REGULATORY CAPITAL

Federally insured financial institutions are required to maintain minimum levels of regulatory capital. Federal Reserve regulations establish capital requirements, including a leverage (or core capital) requirement and a risk-based capital requirement. The Federal Reserve is also authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

At June 30, 2013, the Bank exceeded regulatory capital requirements with core and total risk-based capital of $84.9 million and $92.6 million, or 10.87% and 15.10% of adjusted total assets and risk-weighted assets, respectively. These capital levels exceeded minimum requirements of 4.0% and 8.0%, respectively, and well-capitalized requirements of 5% and 10%, respectively for adjusted total assets and risk-weighted assets. At June 30, 2012, the Company exceeded regulatory capital requirements with core and total risk based capital of $77.1 million and $84.0 million, or 10.52% and 15.21% of adjusted total assets and risk-weighted assets, respectively. These capital levels exceed minimum requirements of 4.0% and 8.0%, respectively. See Note 13 of the Notes to the Consolidated Financial Statements contained in Item 8.

IMPACT OF INFLATION

The consolidated financial statements and related data presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which require the measurement of financial position and operating results in historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates generally have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services. In the current interest rate environment, liquidity and maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

AVERAGE BALANCE, INTEREST AND AVERAGE YIELDS AND RATES

The table on the following page sets forth certain information relating to the Company's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and the average cost of liabilities for the periods indicated. These yields and costs are derived by dividing income or expense by the average balance of assets or liabilities, respectively, for the years indicated. Nonaccrual loans are included in the net loan category.

The table also presents information with respect to the difference between the weighted-average yield earned on interest-earning assets and the weighted-average rate paid on interest-bearing liabilities, or interest rate spread, which financial institutions have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its net yield on interest-earning assets, which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

(dollars in thousands)	2013			2012			2011		
Year Ended June 30	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Interest-earning assets:									
Mortgage loans (1)	$ 464,216	$ 25,907	5.58%	$ 405,818	$ 26,561	6.55%	$ 366,368	$ 24,196	6.60%
Other loans (1)	155,471	8,448	5.43	153,480	9,788	6.38	137,057	8,069	5.89
Total net loans	619,687	34,355	5.54	559,298	36,349	6.50	503,425	32,265	6.41
Mortgage-backed securities	17,159	341	1.99	20,197	925	4.58	28,503	1,377	4.83
Investment securities (2)	62,800	1,528	2.43	52,450	1,482	2.83	40,473	1,287	3.18
Other interest-earning assets	16,227	67	0.41	72,683	209	0.29	33,901	119	0.35
TOTAL INTEREST-EARNING ASSETS (1)	715,873	36,291	5.07	704,628	38,965	5.53	606,302	35,048	5.78
Other noninterest-earning assets (3)	48,751	---	---	33,975	---	---	26,356	---	---
TOTAL ASSETS	$ 764,624	36,291	---	$ 738,603	38,965	---	$ 632,658	35,048	---
Interest-bearing liabilities:									
Savings accounts	$ 84,191	421	0.50	$ 92,961	731	0.79	$ 89,699	1,040	1.16%
NOW accounts	200,108	2,132	1.07	181,390	3,229	1.78	130,337	3,273	2.51
Money market accounts	21,275	124	0.58	17,754	158	0.89	13,598	176	1.29
Certificates of deposit	243,005	3,396	1.40	254,804	4,125	1.62	237,531	4,725	1.99
TOTAL INTEREST-BEARING DEPOSITS	548,579	6,073	1.11	546,909	8,243	1.51	471,165	9,214	1.96
Borrowings:									
Securities sold under agreements to repurchase	27,359	202	0.74	26,956	235	0.87	29,285	290	0.99
FHLB advances	30,374	999	3.29	30,624	1,233	4.03	37,114	1,554	4.19
Junior subordinated debt	7,217	227	3.15	7,217	232	3.21	7,217	227	3.15
TOTAL INTEREST-BEARING LIABILITIES	613,529	7,501	1.22	611,706	9,943	1.63	544,781	11,285	2.07
Noninterest-bearing demand deposits	51,472	---	---	42,261	---	---	35,098	---	---
Other liabilities	836	---	---	2,055	---	---	2,882	---	---
TOTAL LIABILITIES	665,837	7,501	1.13	656,022	9,943	1.52	582,761	11,285	1.94
Stockholders' equity	98,787	---	---	82,581	---	---	49,897	---	---
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 764,624	7,501	0.98	$ 738,603	9,943	1.35	$ 632,658	11,285	1.78
Net interest income		$ 28,790			$ 29,022			$ 23,763	
Interest rate spread (4)			3.85%			3.90%			3.71%
Net interest margin (5)			4.02%			4.12%			3.92%
Ratio of average interest-earning assets to average interest-bearing liabilities	116.68%			115.19%			111.29%		

(1) Calculated net of deferred loan fees, loan discounts and loans-in-process. Nonaccrual loans are included in average loans.
(2) Includes FHLB stock, FRB stock, and related cash dividends.
(3) Includes equity securities and related cash dividends.
(4) Represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.
(5) Represents net interest income divided by average interest-earning assets.

YIELDS EARNED AND RATES PAID

The following table sets forth for the periods and at the date indicated, the weighted average yields earned on the Company's assets, the weighted average interest rates paid on the Company's liabilities, together with the net yield on interest-earning assets.

	At June 30, 2013	For The Year Ended June 30, 2013	2012	2011
Weighted-average yield on loan portfolio	5.04%	5.54%	6.50%	6.41%
Weighted-average yield on mortgage-backed securities	1.82	1.99	4.58	4.83
Weighted-average yield on investment securities (1)	2.29	2.43	2.83	3.18
Weighted-average yield on other interest-earning assets	0.39	0.41	0.29	0.35
Weighted-average yield on all interest-earning assets	4.83	5.07	5.53	5.78
Weighted-average rate paid on deposits	0.90	1.11	1.51	1.96
Weighted-average rate paid on securities sold under agreements to repurchase	0.58	0.74	0.87	0.99
Weighted-average rate paid on FHLB advances	3.94	3.29	4.03	4.19
Weighted-average rate paid on subordinated debt	3.02	3.15	3.21	3.15
Weighted-average rate paid on all interest-bearing liabilities	1.03	1.22	1.63	2.07
Interest rate spread (spread between weighted average rate on all interest-earning assets and all interest-bearing liabilities)	3.81	3.85	3.90	3.71
Net interest margin (net interest income as a percentage of average interest-earning assets)	4.01	4.02	4.12	3.92

(1) Includes Federal Home Loan Bank, Federal Reserve Bank stock.

RATE/VOLUME ANALYSIS

The following table sets forth the effects of changing rates and volumes on net interest income of the Company. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate), (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) changes in rate/volume (change in rate multiplied by change in volume).

	Years Ended June 30, 2013 Compared to 2012 Increase (Decrease) Due to				Years Ended June 30, 2012 Compared to 2011 Increase (Decrease) Due to			
(dollars in thousands)	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net
Interest-earning assets:								
Loans receivable (1)	$ (5,369)	$ 3,925	$ (550)	$ (1,994)	$ 453	$ 3,582	$ 49	$ 4,084
Mortgage-backed securities	(523)	(139)	78	(584)	(71)	(401)	20	(452)
Investment securities (2)	(210)	293	(36)	47	(142)	381	(44)	195
Other interest-earning deposits	87	(164)	(66)	(143)	(20)	136	(25)	90
Total net change in income on interest-earning assets	(6,015)	3,915	(574)	(2,674)	220	3,698	---	3,918
Interest-bearing liabilities:								
Deposits	(2,172)	104	(101)	(2,169)	(2,216)	1,717	(471)	(970)
Securities sold under agreements to repurchase	(35)	4	(2)	(33)	(35)	(23)	3	(55)
Subordinated debt	(4)	---	(1)	(5)	4	---	1	5
FHLB advances	(227)	(10)	3	(234)	(59)	(272)	10	(321)
Total net change in expense on interest-bearing liabilities	(2,438)	98	(101)	(2,442)	(2,306)	1,422	(457)	(1,341)
Net change in net interest income	$ (3,577)	$ 3,817	$ (473)	$ (233)	$ 2,526	$ 2,276	$ 457	$ 5,259

(1) Does not include interest on loans placed on nonaccrual status.
(2) Does not include dividends earned on equity securities.

Item 7A Quantitative and Qualitative Disclosures About Market Risk

The goal of the Company's asset/liability management strategy is to manage the interest rate sensitivity of both interest-earning assets and interest-bearing liabilities in order to maximize net interest income without exposing the Company to an excessive level of interest rate risk. The Company employs various strategies intended to manage the potential effect that changing interest rates may have on future operating results. The primary asset/liability management strategy has been to focus on matching the anticipated repricing intervals of interest-earning assets and interest-bearing liabilities. At times, however, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the Company may increase its interest rate risk position in order to maintain its net interest margin.

In an effort to manage the interest rate risk resulting from fixed rate lending, the Company has utilized longer term (up to 10 year maturities), fixed-rate FHLB advances, which may be subject to early redemption, to offset interest rate risk. Other elements of the Company's current asset/liability strategy include: (i) increasing originations of commercial real estate, commercial business loans, agricultural real estate, and agricultural operating lines, which typically provide higher yields and shorter repricing periods, but inherently increase credit risk, (ii) limiting the price volatility of the investment portfolio by maintaining a weighted average maturity of five years or less, (iii) actively soliciting less rate-sensitive deposits, and (iv) offering competitively priced money market accounts and CDs with maturities of up to five years. The degree to which each segment of the strategy is achieved will affect profitability and exposure to interest rate risk.

The Company continues to generate long-term, fixed-rate residential loans. During the fiscal year ended June 30, 2013, fixed rate residential loan originations totaled $15.3 million (of which $7.6 million was originated for sale into the secondary market), compared to $21.6 million during the prior year. At June 30, 2013, the fixed-rate residential loan portfolio totaled $111.5 million, with a weighted average maturity of 184 months, compared to $105.2 million with a weighted average maturity of 176 months at June 30, 2012. The Company originated $40.4 million (of which $58,000 was originated for sale into the secondary market) in adjustable rate residential loans during the fiscal year ended June 30, 2013, compared to $25.8 million during the prior fiscal year. At June 30, 2013, fixed rate loans with remaining maturities in excess of 10 years totaled $55.0 million, or 8.5%, of loans receivable, compared to $70.5 million, or 12.1%, of loans receivable, at June 30, 2012. The Company originated $79.3 million in fixed rate commercial and commercial real estate loans during the year ended June 30, 2013, compared to $74.2 million during the prior fiscal year. The Company also originated $54.6 million in adjustable rate commercial and commercial real estate loans during the fiscal year ended June 30, 2013, compared to $39.3 million during the prior year. At June 30, 2013, adjustable-rate home equity lines of credit had decreased to $15.8 million, compared to $15.9 million as of June 30, 2012. At June 30, 2013, the Company's weighted average life of its investment portfolio was 4.1 years , compared to 3.1 years at June 30, 2012. At June 30, 2013, CDs with original terms of two years or more totaled $111.2 million, compared to $74.3 million at June 30, 2012.

INTEREST RATE SENSITIVITY ANALYSIS

The following table sets forth as of June 30, 2013 and 2012, management's estimates of the projected changes in net portfolio value in the event of 1%, 2% and 3%, instantaneous, permanent increases or decreases in market interest rates.

Computations in the table below are based on prospective effects of hypothetical changes in interest rates and are based on an internally generated model using the actual maturity and repricing schedules for Southern Bank's loans and deposits, adjusted by management's assumptions for prepayment rates and deposit runoff. Further, the computations do not consider any reactions that the Bank may undertake in response to changes in interest rates. These projected changes should not be relied upon as indicative of actual results in any of the aforementioned interest rate changes.

Management cannot accurately predict future interest rates or their effect on the Company's NPV and net interest income in the future. Certain shortcomings are inherent in the method of analysis presented in the computation of NPV and net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Additionally, most of Southern Bank's loans have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the foregoing table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

June 30, 2013

	Net Portfolio			NPV as % of PV of Assets	
Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
	(dollars in thousands)				
+300 bp	$ 93,468	$ (12,328)	(12)	11.70%	-1.26%
+200 bp	97,693	(8,104)	(8)	12.15%	-0.82%
+100 bp	101,241	(4,555)	(4)	12.50%	-0.46%
0 bp	105,796	---	---	12.96%	0.00%
-100 bp	110,740	4,944	5	13.49%	0.52%
-200 bp	115,237	9,440	9	13.96%	0.99%
-300 bp	120,167	14,371	14	14.47%	1.51%

June 30, 2012

	Net Portfolio			NPV as % of PV of Assets	
Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change
	(dollars in thousands)				
+300 bp	$ 87,871	$ (8,909)	(9)	11.60%	-1.02%
+200 bp	91,106	(5,674)	(6)	11.99%	-0.63%
+100 bp	93,831	(2,949)	(3)	12.29%	-0.33%
0 bp	96,780	---	---	12.62%	0.00%
-100 bp	99,147	2,367	2	12.88%	0.25%
-200 bp	102,753	5,973	6	13.28%	0.66%
-300 bp	106,045	9,266	10	13.65%	1.02%

The Company has worked to limit its exposure to rising rates in the current historically low rate environment by (a) increasing the share of funding on its balance sheet obtained from non-maturity transaction accounts, (b) reducing FHLB borrowings and (c) limiting the duration of its available-for-sale investment portfolio.

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors
and Stockholders
Southern Missouri Bancorp, Inc.
Poplar Bluff, Missouri

We have audited the accompanying consolidated balance sheets of Southern Missouri Bancorp, Inc. ("Company") as of June 30, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2013. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Missouri Bancorp, Inc. as of June 30, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ BKD, LLP

St. Louis, Missouri
September 24, 2013

> CONSOLIDATED BALANCE SHEETS <

JUNE 30, 2013 AND 2012

Southern Missouri Bancorp, Inc.

	2013	2012
Assets		
Cash and cash equivalents	$ 12,788,950	$ 33,421,099
Interest-bearing time deposits	980,000	1,273,000
Available for sale securities (Note 2)	80,004,226	75,126,845
Stock in FHLB of Des Moines	2,006,600	2,018,200
Stock in Federal Reserve Bank of St. Louis	1,004,450	1,001,050
Loans receivable, net of allowance for loan losses of $8,385,980 and $7,492,054 at June 30, 2013, and June 30, 2012, respectively (Notes 3 and 4)	647,165,899	583,464,521
Accrued interest receivable	3,969,697	3,694,344
Premises and equipment, net (Note 5)	17,515,834	11,347,064
Bank owned life insurance – cash surrender value	16,467,043	15,957,500
Intangible assets, net	1,040,426	1,457,557
Prepaid expenses and other assets	13,448,115	10,427,788
TOTAL ASSETS	$ 796,391,240	$ 739,188,968
Liabilities and Stockholder's Equity		
Deposits (Note 6)	$ 632,378,933	$ 584,813,624
Securities sold under agreements to repurchase (Note 7)	27,788,192	25,642,407
Advances from FHLB of Des Moines (Note 8)	24,500,000	24,500,000
Accounts payable and other liabilities	2,149,234	1,662,207
Accrued interest payable	528,528	625,659
Subordinated debt (Note 9)	7,217,000	7,217,000
TOTAL LIABILITIES	694,561,887	644,460,897
Commitments and contingencies (Note 15)	-	-
Preferred stock, $.01 par value, $1,000 liquidation value; 500,000 shares authorized; 20,000 shares issued and outstanding at June 30, 2013, and June 30, 2012	20,000,000	20,000,000
Common stock, $.01 par value; 4,000,000 shares authorized; 3,294,040 and 3,289,670 shares issued at June 30, 2013 and June 30, 2012, respectively	32,620	32,527
Warrants to acquire common stock	176,790	176,790
Additional paid-in capital	22,752,744	22,479,767
Retained earnings	59,046,139	51,365,401
Treasury stock of 0 and 2,230 shares at June 30, 2013, and June 30, 2012, respectively, at cost	-	(26,315)
Accumulated other comprehensive (loss) income	(178,940)	699,901
TOTAL STOCKHOLDERS' EQUITY	101,829,353	94,728,071
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 796,391,240	$ 739,188,968

See accompanying notes to consolidated financial statements.

> CONSOLIDATED STATEMENTS OF INCOME <
YEARS ENDED JUNE 30, 2013, 2012 AND 2011
Southern Missouri Bancorp, Inc.

	2013	2012	2011
Interest Income:			
Loans	$ 34,355,076	$ 36,349,320	$ 32,265,395
Investment securities	1,528,530	1,482,094	1,286,779
Mortgage-backed securities	341,128	924,771	1,376,856
Other interest-earning assets	66,603	209,119	118,627
TOTAL INTEREST INCOME	36,291,337	38,965,304	35,047,657
Interest Expense:			
Deposits	6,073,149	8,243,381	9,213,424
Securities sold under agreements to repurchase	201,662	234,562	290,203
Advances from FHLB of Des Moines	999,046	1,232,919	1,554,344
Subordinated debt	227,127	232,154	226,776
TOTAL INTEREST EXPENSE	7,500,984	9,943,016	11,284,747
NET INTEREST INCOME	28,790,353	29,022,288	23,762,910
Provision for loan losses (Note 3)	1,716,050	1,784,715	2,384,799
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	27,074,303	27,237,573	21,378,111
Noninterest income:			
Deposit account charges and related fees	1,873,125	1,524,733	1,570,096
Bank credit transaction fees	1,186,345	1,109,503	889,176
Loan late charges	239,928	221,550	231,897
Other loan fees	290,017	200,260	196,185
Net realized gains on sale of loans	302,538	315,674	173,168
Bargain purchase gain on acquisitions	-	-	6,996,750
Earnings on bank owned life insurance	509,543	343,031	277,540
Other income	66,774	348,459	167,480
TOTAL NONINTEREST INCOME	4,468,270	4,063,210	10,502,292
Noninterest expense:			
Compensation and benefits	10,136,068	9,237,003	7,987,470
Occupancy and equipment, net	2,816,738	2,531,587	2,242,284
Deposit insurance premiums	377,587	375,001	563,751
Legal and professional fees	477,020	442,931	530,133
Advertising	313,025	340,654	262,294
Postage and office supplies	470,497	441,866	362,201
Intangible amortization	417,132	417,131	354,636
Bank card network fees	567,101	567,584	442,775
Other operating expense	1,945,719	2,251,654	1,713,225
TOTAL NONINTEREST EXPENSE	17,520,887	16,605,411	14,458,769
INCOME BEFORE INCOME TAXES	14,021,686	14,695,372	17,421,634
Income Taxes (Note 11)			
Current	3,724,085	6,006,254	4,443,982
Deferred	230,386	(1,409,145)	1,507,621
	3,954,471	4,597,109	5,951,603
NET INCOME	$ 10,067,215	$ 10,098,263	$ 11,470,031
Less: charge for early redemption of preferred stock issued at a discount	-	94,365	-
Less: dividend on preferred shares	345,115	424,184	511,814
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$ 9,722,100	$ 9,579,714	$ 10,958,217
Basic earnings per share available to common stockholders	$ 2.95	$ 3.43	$ 5.25
Diluted earnings per share available to common stockholders	2.88	3.32	5.12
Dividends paid	0.60	0.48	0.48

See accompanying notes to consolidated financial statements.

> CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME <

YEARS ENDED JUNE 30, 2013, 2012 AND 2011

Southern Missouri Bancorp, Inc.

	2013	2012	2011
NET INCOME	$ 10,067,215	$ 10,098,263	$ 11,470,031
Other comprehensive (loss) income:			
Unrealized (losses) gains on securities available-for-sale	(1,419,554)	327,640	(185,554)
Unrealized gains (losses) on available-for-sale securities for which a portion of an other-than-temporary impairment has been recognized in income	15,957	(72,626)	97,826
Defined benefit pension plan net gain	5,426	3,622	2,905
Tax benefit (expense)	519,330	(94,355)	32,479
Total other comprehensive (loss) income	(878,841)	164,281	(52,344)
COMPREHENSIVE INCOME	$ 9,188,374	$ 10,262,544	$ 11,417,687

See accompanying notes to consolidated financial statements.

> CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY <

YEARS ENDED JUNE 30, 2013, 2012 AND 2011

Southern Missouri Bancorp, Inc.

	Preferred Stock	Common Stock	Warrants to Acquire Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCE AS OF JUNE 30, 2010	$ 9,421,321	$ 29,572	$ 176,790	$ 16,367,698	$ 33,060,723	$ (13,994,870)	$ 587,964	$ 45,649,198
Net Income					11,470,031			11,470,031
Change in unrealized gain on available for sale securities							(55,249)	(55,249)
Defined benefit pension plan net gain							2,905	2,905
Dividends paid on common stock ($.48 per share)					(1,004,749)			(1,004,749)
Dividends paid on preferred stock					(477,500)			(477,500)
Accretion of discount on preferred stock	34,314				(34,314)			-
Stock option expense				10,388				10,388
Stock grant expense				13,152				13,152
Tax benefit of stock grants				6,860				6,860
Exercise of stock options				(157,895)		240,625		82,730
Tax benefit of stock options				34,342				34,342
BALANCE AS OF JUNE 30, 2011	9,455,635	29,572	176,790	16,274,545	43,014,191	(13,754,245)	535,620	55,732,108
Net Income					10,098,263			10,098,263
Change in unrealized gain on available for sale securities							160,659	160,659
Defined benefit pension plan net gain							3,622	3,622
Dividends paid on common stock ($.48 per share)					(1,283,928)			(1,283,928)
Dividends paid on preferred stock					(368,760)			(368,760)
Stock option expense				11,860				11,860
Stock grant expense				10,711				10,711
Tax benefit of stock grants				3,135				3,135
Treasury stock issued						13,700,155		13,700,155
Exercise of stock options				(4,930)		27,775		22,845
Redemption of preferred stock	(9,550,000)							(9,550,000)
Common stock issued		2,955		6,211,238				6,214,193
Preferred stock issued	20,000,000			(26,792)				19,973,208
Accretion of discount on preferred stock	94,365				(94,365)			-
BALANCE AS OF JUNE 30, 2012	20,000,000	32,527	176,790	22,479,767	51,365,401	(26,315)	699,901	94,728,072

> CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY <
YEARS ENDED JUNE 30, 2013, 2012 AND 2011
Southern Missouri Bancorp, Inc.

	Preferred Stock	Common Stock	Warrants to Acquire Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCE AS OF JUNE 30, 2012	20,000,000	32,527	176,790	22,479,768	51,365,401	(26,315)	699,901	94,728,072
Net Income					10,067,215			10,067,215
Change in unrealized gain (loss) on available for sale securities							(884,267)	(884,267)
Defined benefit pension plan net gain							5,426	5,426
Dividends paid on common stock ($.60 per share)					(1,974,924)			(1,974,924)
Dividends paid on preferred stock					(411,553)			(411,553)
Stock option expense				14,190				14,190
Stock grant expense				171,999				171,999
Tax benefit of stock grant				12,677				12,677
Exercise of stock options		43		74,160		26,315		100,518
Common stock issued		50		(50)				-
BALANCE AS OF JUNE 30, 2013	$ 20,000,000	$ 32,620	$ 176,790	$ 22,752,744	$ 59,046,139	$ -	$ (178,940)	$ 101,829,353

See accompanying notes to consolidated financial statements.

> CONSOLIDATED STATEMENTS OF CASH FLOWS <

YEARS ENDED JUNE 30, 2013, 2012 AND 2011

Southern Missouri Bancorp, Inc.

	2013	2012	2011
Cash Flows From Operating Activities:			
NET INCOME	$ 10,067,215	$ 10,098,263	$ 11,470,031
Items not requiring (providing) cash:			
Depreciation	1,151,199	937,647	733,131
Loss on disposal of fixed assets	100,895	-	-
Stock option and stock grant expense	198,866	25,705	64,742
Loss (gain) on sale of foreclosed assets	69,346	(23,089)	71,964
Amortization of intangible assets	417,132	417,131	354,636
Increase in cash surrender value of bank owned life insurance	(509,543)	(343,031)	(277,540)
Provision for loan losses	1,716,050	1,784,715	2,384,799
Amortization of premiums and discounts on securities	607,562	389,958	258,606
Bargain purchase gain on acquisition	-	-	(6,996,750)
Decrease (increase) deferred income taxes	230,386	(1,409,145)	1,507,621
Originations of loans held for sale	(7,669,380)	(8,345,902)	(6,687,924)
Proceeds from sales of loans held for sale	7,405,403	7,974,128	6,543,552
Gains on sales of loans held for sale	(302,538)	(315,674)	(173,168)
Changes in:			
Accrued interest receivable	(275,353)	105,591	100,525
Prepaid expenses and other assets	1,383,306	1,098,761	662,040
Accounts payable and other liabilities	762,306	(4,835,162)	4,248,091
Accrued interest payable	(97,131)	(208,685)	(107,241)
NET CASH PROVIDED BY OPERATING ACTIVITIES	15,255,721	7,351,211	14,157,115
Cash flows from investing activities:			
Net increase in loans	(68,738,090)	(28,632,405)	(26,488,788)
Net cash received in acquisitions	-	-	38,249,286
Net change in interest-bearing deposits	293,000	(481,000)	-
Proceeds from maturities of available for sale securities	33,198,504	39,251,480	26,595,224
Proceeds from maturities of interest-bearing time deposits	-	-	297,000
Net redemptions of Federal Home Loan Bank stock	11,600	351,000	1,020,900
Net purchases of Federal Reserve Bank of Saint Louis stock	(3,400)	(282,300)	(135,650)
Purchases of available-for-sale securities	(40,087,044)	(51,186,068)	(23,303,316)
Purchases of premises and equipment	(7,556,825)	(4,227,182)	(1,139,257)
Purchases of bank owned life insurance	-	(7,500,000)	-
Investments in state & federal tax credits	(2,744,436)	(686,109)	(2,138,984)
Proceeds from sale of fixed assets	135,961	-	-
Proceeds from sale of foreclosed assets	2,177,725	783,889	724,667
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(83,313,005)	(52,608,695)	13,681,082
Cash flows from financing activities:			
Net increase in demand deposits and savings accounts	6,637,811	57,996,020	39,133,943
Net increase (decrease) in certificates of deposits	40,927,498	(33,333,213)	(32,714,693)
Net increase (decrease) in securities sold under agreements to repurchase	2,145,785	412,356	(5,138,697)
Proceeds from Federal Home Loan Bank advances	92,285,000	-	-
Repayments of Federal Home Loan Bank advances	(92,285,000)	(9,000,000)	(27,206,803)
Preferred stock issued	-	19,973,208	-
Redemption of preferred stock	-	(9,550,000)	-
Common stock issued	-	19,914,349	-
Exercise of stock options	100,518	22,845	82,730
Dividends paid on preferred stock	(411,553)	(368,760)	(477,500)
Dividends paid on common stock	(1,974,924)	(1,283,928)	(1,004,749)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	47,425,135	44,782,877	(27,325,769)
(Decrease) increase in cash and cash equivalents	(20,632,149)	(474,607)	512,428
Cash and cash equivalents at beginning of period	33,421,099	33,895,706	33,383,278
Cash and cash equivalents at end of period	$ 12,788,950	$ 33,421,099	$ 33,895,706
Supplemental disclosures of cash flow information:			
Noncash investing and financing activities:			
Conversion of loans to foreclosed real estate	$ 3,690,950	$ 1,149,502	$ 896,875
Conversion of foreclosed real estate to loans	68,400	651,550	157,500
Conversion of loans to repossessed assets	264,627	148,720	396,229
Cash paid during the period for:			
Interest (net of interest credited)	$ 2,504,600	$ 2,862,935	$ 3,079,647
Income taxes	2,736,084	6,946,830	1,947,171

See accompanying notes to consolidated financial statements.

NOTE 1: Organization and Summary of Significant Accounting Policies

Organization. Southern Missouri Bancorp, Inc., a Missouri corporation (the Company) was organized in 1994 and is the parent company of Southern Bank (the Bank). Substantially all of the Company's consolidated revenues are derived from the operations of the Bank, and the Bank represents substantially all of the Company's consolidated assets and liabilities.

The Bank is primarily engaged in providing a full range of banking and financial services to individuals and corporate customers in its market areas. The Bank and Company are subject to competition from other financial institutions. The Bank and Company are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory authorities.

Basis of Financial Statement Presentation. The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America and general practices within the banking industry. In the normal course of business, the Company encounters two significant types of risk: economic and regulatory. Economic risk is comprised of interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities reprice on a different basis than its interest-earning assets. Credit risk is the risk of default on the Company's investment or loan portfolios resulting from the borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of the investment portfolio, collateral underlying loans receivable, and the value of the Company's investments in real estate.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, the Bank. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, estimated fair values of purchased loans, other-than-temporary impairments (OTTI), and fair value of financial instruments.

Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents includes cash, due from depository institutions and interest-bearing deposits in other depository institutions with original maturities of three months or less. Interest-bearing deposits in other depository institutions were $9,458,219 and $31,047,957 at June 30, 2013 and 2012, respectively. The deposits are held in various commercial banks in amounts not exceeding the FDIC's deposit insurance limits, as well as at the Federal Reserve and the Federal Home Loan Bank of Des Moines.

Interest-bearing Time Deposits. Interest-bearing deposits in banks mature within three years and are carried at cost.

Available for Sale Securities. Available for sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses, net of tax, are reported in accumulated other comprehensive income, a component of stockholders' equity. All securities have been classified as available for sale.

Premiums and discounts on debt securities are amortized or accreted as adjustments to income over the estimated life of the security using the level yield method. Realized gains or losses on the sale of securities is based on the specific identification method. The fair value of securities is based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

The Company does not invest in collateralized mortgage obligations that are considered high risk.

When the Company does not intend to sell a debt security, and it is more likely than not the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. As a result of this guidance, the Company's consolidated balance sheet for the dates presented reflects the full impairment (that is, the difference between the security's amortized cost basis and fair value) on debt securities that the Company intends to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis. For available-for-sale debt securities that management has no intent to sell and believes that it more likely than not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the noncredit loss is recognized in accumulated other comprehensive income. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected based on cash flow projections.

Federal Reserve Bank and Federal Home Loan Bank Stock. The Bank is a member of the Federal Reserve and the Federal Home Loan Bank (FHLB) systems. Capital stock of the Federal Reserve and the FHLB is a required investment based upon a predetermined formula and is carried at cost.

Loans. Loans are generally stated at unpaid principal balances, less the allowance for loan losses and net deferred loan origination fees.

Interest on loans is accrued based upon the principal amount outstanding. The accrual of interest on loans is discontinued when, in management's judgment, the collectability of interest or principal in the normal course of business is doubtful. The Company complies with regulatory guidance which indicates that loans should be placed in nonaccrual status when 90 days past due, unless the loan is both well-secured and in the process of collection. A loan that is "in the process of collection" may be subject to legal action or, in appropriate circumstances, through other collection efforts reasonably expected to result in repayment or restoration to current status in the near future. A loan is considered delinquent when a payment has not been made by the contractual due date. Interest income previously accrued but not collected at the date a loan is placed on nonaccrual status is reversed against interest income. Cash receipts on a nonaccrual loan are applied to principal and interest in accordance with its contractual terms unless full payment of principal is not expected, in which case cash receipts, whether designated as principal or interest, are applied as a reduction of the carrying value of the loan. A nonaccrual loan is generally returned to accrual status when principal and interest payments are current, full collectability of principal and interest is reasonably assured, and a consistent record of performance has been demonstrated.

The allowance for losses on loans represents management's best estimate of losses probable in the existing loan portfolio. The allowance for losses on loans is increased by the provision for losses on loans charged to expense and reduced by loans charged off, net of recoveries. Loans are charged off in the period deemed uncollectible, based on management's analysis of expected cash flows (for non-collateral dependent loans) or collateral value (for collateral-dependent loans). Subsequent recoveries of loans previously charged off, if any, are credited to the allowance when received. The provision for losses on loans is determined based on management's assessment of several factors: reviews and evaluations of specific loans, changes in the nature and volume of the loan portfolio, current economic conditions and the related impact on specific borrowers and industry groups, historical loan loss experience, the level of classified and nonperforming loans, and the results of regulatory examinations.

Loans are considered impaired if, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Depending on a particular loan's circumstances, we measure impairment of a loan based upon either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral less estimated costs to sell if the loan is collateral dependent. Valuation allowances are established for collateral-dependent impaired loans for the difference between the loan amount and fair value of collateral less estimated selling costs. For impaired loans that are not collateral dependent, a valuation allowance is established for the difference between the loan amount and the present value of expected future cash flows discounted at the historical effective interest rate or the observable market price of the loan. Impairment losses are recognized through an increase in the required allowance for loan losses. Cash receipts on loans deemed impaired are recorded based on the loan's separate status as a nonaccrual loan or an accrual status loan.

Some loans are accounted for in accordance with ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. For these loans ("purchased credit impaired loans"), the Company recorded a fair value discount and began carrying them at book value less their face amount (see Note 4). For these loans, we determined the contractual amount and timing of undiscounted principal and interest payments (the "undiscounted contractual cash flows"), and estimated the amount and timing of undiscounted expected principal and interest payments, including expected prepayments (the "undiscounted expected cash flows"). Under acquired impaired loan accounting, the difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is the nonaccretable difference. The nonaccretable difference is an estimate of the loss exposure of principal and interest related to the purchased credit impaired loans, and the amount is subject to change over time based on the performance of the loans. The carrying value of purchased credit impaired loans is initially determined as the discounted expected cash flows. The excess of expected cash flows at acquisition over the initial fair value of the purchased credit impaired loans is referred to as the "accretable yield" and is recorded as interest income over the estimated life of the acquired loans using the level-yield method, if the timing and amount of the future cash flows is reasonably estimable. The carrying value of purchased credit impaired loans is reduced by payments received, both principal and interest, and increased by the portion of the accretable yield recognized as interest income. Subsequent to acquisition, the Company evaluates the purchased credit impaired loans on a quarterly basis. Increases in expected cash flows compared to those previously estimated increase the accretable yield and are recognized as interest income prospectively. Decreases in expected cash flows compared to those previously estimated decrease the accretable yield and may result in the establishment of an allowance for loan losses and a provision for loan losses. Purchased credit impaired loans are generally considered accruing and performing loans, as the loans accrete interest income over the estimated life of the loan when expected cash flows are reasonably estimable. Accordingly, purchased credit impaired loans that are contractually past due are still considered to be accruing and performing as long as there is an expectation that the estimated cash flows will be received. If the timing and amount of cash flows is not reasonably estimable, the loans may be classified as nonaccrual loans.

Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the interest method over the contractual life of the loans.

Foreclosed Real Estate. Real estate acquired by foreclosure or by deed in lieu of foreclosure is initially recorded at fair value less estimated selling costs. Costs for development and improvement of the property are capitalized.

Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its estimated fair value, less estimated selling costs.

Loans to facilitate the sale of real estate acquired in foreclosure are discounted if made at less than market rates. Discounts are amortized over the fixed interest period of each loan using the interest method.

Premises and Equipment. Premises and equipment are stated at cost less accumulated depreciation and include expenditures for major betterments and renewals. Maintenance, repairs, and minor renewals are expensed as incurred. When property is retired or sold, the retired asset and related accumulated depreciation are removed from the accounts and the resulting gain or loss taken into income. The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such assets are considered to be impaired, the impairment loss recognized is measured by the amount by which the carrying amount exceeds the fair value of the assets.

Depreciation is computed by use of straight-line and accelerated methods over the estimated useful lives of the assets. Estimated lives are generally seven to forty years for premises, three to seven years for equipment, and three years for software.

Intangible Assets. The Company's gross amount of intangible assets at June 30, 2013 and 2012 was $4.3 million and $4.5 million, respectively, with accumulated amortization of $3.3 million and $3.0 million, respectively. The Company's intangible assets are being amortized over periods ranging from five to fifteen years, with amortization expense expected to be approximately $417,000 in fiscal 2014, $383,000 in fiscal 2015, and $114,000 in fiscal 2016.

Income Taxes. The Company accounts for income taxes in accordance with income tax accounting guidance (ASC 740, Income Taxes). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to the management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns with its subsidiary.

Incentive Plan. The Company accounts for its Management and Recognition Plan (MRP) and Equity Incentive Plan (EIP) in accordance with ASC 718, "Share-Based Payment." Compensation expense is based on the market price of the Company's stock on the date the shares are granted and is recorded over the vesting period. The difference between the aggregate purchase price and the fair value on the date the shares are considered earned represents a tax benefit to the Company that is recorded as an adjustment to additional paid in capital.

Outside Directors' Retirement. The Bank adopted a directors' retirement plan in April 1994 for outside directors. The directors' retirement plan provides that each non-employee director (participant) shall receive, upon termination of service on the Board on or after age 60, other than termination for cause, a benefit in equal annual installments over a five year period. The benefit will be based upon the product of the participant's vesting percentage and the total Board fees paid to the participant during the calendar year preceding termination of service on the Board. The vesting percentage shall be determined based upon the participant's years of service on the Board, whether before or after the reorganization date.

In the event that the participant dies before collecting any or all of the benefits, the Bank shall pay the participant's beneficiary. No benefits shall be payable to anyone other than the beneficiary, and shall terminate on the death of the beneficiary.

Stock Options. Compensation cost is measured based on the grant-date fair value of the equity instruments issued, and recognized over the vesting period during which an employee provides service in exchange for the award.

Earnings Per Share. Basic earnings per share available to common stockholders is computed using the weighted-average number of common shares outstanding. Diluted earnings per share available to common stockholders includes the effect of all weighted-average dilutive potential common shares (stock options and warrants) outstanding during each year.

Comprehensive Income. Comprehensive income consists of net income and other comprehensive income, net of applicable income taxes. Other comprehensive income includes unrealized appreciation (depreciation) on available-for-sale securities, unrealized appreciation (depreciation) on available-for-sale securities for which a portion of an other-than-temporary impairment has been recognized in income, and changes in the funded status of defined benefit pension plans.

Treasury Stock. Treasury stock is stated at cost. Cost is determined by the first-in, first-out method.

Reclassification. Certain amounts included in the 2012 and 2011 consolidated financial statements have been reclassified to conform to the 2013 presentation. These reclassifications had no effect on net income.

The following paragraphs summarize the impact of new accounting pronouncements:

In July 2013, the Financial Accounting Standards Board (FASB) issued ASU 2013-10, "Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes," to allow the Fed Funds Effective Swap Rate to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to the current benchmark rates of direct Treasury obligations of the U.S. government and LIBOR (London Interbank Offered Rate). The amendments will be effective on a prospective basis for new or newly-designated hedging relationships on July 17, 2013. Adoption is not expected to have a significant effect on the Company's consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-04, "Obligations Resulting From Joint and Several Liability Agreements for Which the Total Amount of the Obligation is Fixed at the Reporting Date," to amend Topic 405, Liabilities, to provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this Update is fixed at the reporting date, expect for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the entity expects to pay on behalf of its co-obligors. The guidance also requires an entity to disclose the nature and amount of the obligation as well as other information about the obligation. The ASU is effective for fiscal years beginning after December 31, 2013. Adoption of the ASU is not expected to have a significant effect on the Company's consolidated financial statements.

In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income," to amend Topic 220, Comprehensive Income, to improve the transparency of reporting reclassifications out of accumulated other comprehensive income. The amendments require an entity to present, either in the income statement or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU will be effective for annual and interim periods beginning January 1, 2013. Adoption of the ASU is not expected to have a significant effect on the Company's consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11, "Disclosures About Offsetting Assets and Liabilities," to amend Topic 210, Balance Sheet, to enhance current disclosures and increase comparability of GAAP and International Financial Reporting Standards (IFRS) financial statements. Under the ASU, an entity is required to disclose both gross and net information about instruments and transactions eligible for offset in the balance sheet, as well as instruments and transactions subject to an agreement similar to a master netting agreement. In January 2013, the FASB issued ASU No. 2013-01, "Clarifying the Scope of Disclosures About Offsetting Assets and Liabilities," to clarify the scope of transactions that are subject to offsetting, to specifically include only derivatives accounted for under Topic 815, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions that are either offset or subject to an enforceable master netting arrangement. Both ASUs were effective for annual and interim periods beginning January 1, 2013. Adoption of the ASU is not expected to have a significant effect on the Company's consolidated financial statements.

NOTE 2: Available-for-Sale Securities

The amortized cost, gross unrealized gains, gross unrealized losses and approximate fair value of securities available for sale consisted of the following:

	June 30, 2013			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt and equity securities:				
U.S. government and Federal agency obligations	$ 22,972,073	$ 2,590	$ (566,778)	$ 22,407,885
Obligations of states and political subdivisions	38,135,005	1,432,739	(244,437)	39,323,307
FHLMC preferred stock	-	-	-	-
Other securities	2,638,303	37,328	(1,116,652)	1,558,979
TOTAL DEBT AND EQUITY SECURITIES	63,745,381	1,472,657	(1,927,867)	63,290,171
Mortgage-backed securities				
FHLMC certificates	3,404,901	136,052	(31,499)	3,509,454
GNMA certificates	69,895	1,895	-	71,790
FNMA certificates	2,700,570	145,206	-	2,845,776
CMOs issues by government agencies	10,404,445	59,985	(177,395)	10,287,035
TOTAL MORTGAGE-BACKED SECURITIES	16,579,811	343,138	(208,894)	16,714,055
TOTAL	$ 80,325,192	$ 1,815,795	$ (2,136,761)	$ 80,004,226

	June 30, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Debt and equity securities:				
U.S. government and Federal agency obligations	$ 18,046,654	$ 53,348	$ (384)	$ 18,099,618
Obligations of states and political subdivisions	34,656,284	1,823,625	(98,656)	36,381,253
FHLMC preferred stock	-	-	-	-
Other securities	2,646,719	14,310	(1,267,772)	1,393,257
TOTAL DEBT AND EQUITY SECURITIES	55,349,657	1,891,283	(1,366,812)	55,874,128
Mortgage-backed securities				
FHLMC certificates	3,420,821	245,143	-	3,665,964
GNMA certificates	79,088	1,489	-	80,577
FNMA certificates	4,437,325	256,343	-	4,693,668
CMOs issues by government agencies	10,757,324	63,045	(7,861)	10,812,508
TOTAL MORTGAGE-BACKED SECURITIES	18,694,558	566,020	(7,861)	19,252,717
TOTAL	$ 74,044,215	$ 2,457,303	$ (1,374,673)	$ 75,126,845

The amortized cost and fair value of available-for-sale securities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	June 30, 2013	
	Amortized Cost	Estimated Fair Value
Available for Sale:		
Within one year	$ 436,500	$ 436,722
After one year but less than five years	11,417,112	11,465,470
After five years but less than ten years	27,485,484	27,326,875
After ten years	24,406,285	24,061,104
Total investment securities	63,745,381	63,290,171
Mortgage-backed securities	16,579,811	16,714,055
Total investments and mortgage-backed securities	$ 80,325,192	$ 80,004,226

The carrying value of investment and mortgage-backed securities pledged as collateral to secure public deposits and securities sold under agreements to repurchase amounted to $61.7 million and $64.5 million at June 30, 2013 and 2012, respectively.

No gains or losses resulted from sales of available-for-sale securities in 2013, 2012, or 2011.

With the exception of U.S. government agencies and corporations, the Company did not hold any securities of a single issuer, payable from and secured by the same source of revenue or taxing authority, the book value of which exceeded 10% of stockholders' equity at June 30, 2013.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at June 30, 2013, was $37.4 million, which is approximately 46.8% of the Company's available for sale investment portfolio, as compared to $8.8 million or approximately 11.6% of the Company's available for sale investment portfolio at June 30, 2012. Except as discussed below, management believes the declines in fair value for these securities to be temporary.

The tables below show our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2013 and 2012.

	Less than 12 months		More than 12 months		Total	
For the year ended **June 30, 2013**	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government-sponsored enterprises (GSEs)	$ 20,397,826	$ 566,778	$ -	$ -	$ 20,397,826	$ 566,778
Mortgage-backed securities	3,052,113	206,713	2,403,467	2,181	5,455,580	208,894
Other securities	-	-	445,777	1,116,652	445,777	1,116,652
Obligations of state and political subdivisions	8,588,542	173,966	2,525,673	70,471	11,114,215	244,437
Total investments and mortgage-backed securities	$ 32,038,481	$ 947,457	$ 5,374,917	$ 1,189,304	$ 37,413,398	$ 2,136,761

	Less than 12 months		More than 12 months		Total	
For the year ended June 30, 2012	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government-sponsored enterprises (GSEs)	$ 999,616	$ 384	$ -	$ -	$ 999,616	$ 384
Mortgage-backed securities	1,943,968	7,861	-	-	1,943,968	7,861
Other securities	-	-	282,639	1,267,772	282,639	1,267,772
Obligations of state and political subdivisions	5,525,825	98,656	-	-	5,525,825	98,656
Total investments and mortgage-backed securities	$ 8,469,409	$ 106,901	$ 282,639	$ 1,267,772	$ 8,752,048	$ 1,374,673

The unrealized losses on the Company's investments in U.S. government-sponsored enterprises, mortgage-backed securities, and obligations of state and political subdivisions were caused by increases in market interest rates. The contractual terms of these instruments do not permit the issuer to settle the securities at a price less than the amortized cost basis of the investments. Because the Company does not intend to sell the investments and it is not more likely than not the Company will be required to sell the investments before recovery of their amortized cost basis, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2013.

Other securities. At June 30, 2013, there were four pooled trust preferred securities with an estimated fair value of $446,000 and unrealized losses of $1.1 million in a continuous unrealized loss position for twelve months or more. These unrealized losses were primarily due to the long-term nature of the pooled trust preferred securities, a lack of demand or inactive market for these securities, and concerns regarding the financial institutions that have issued the underlying trust preferred securities.

The June 30, 2013, cash flow analysis for three of these securities indicated it is probable the Company will receive all contracted principal and related interest projected. The cash flow analysis used in making this determination was based on anticipated default, recovery, and prepayment rates, and the resulting cash flows were discounted based on the yield anticipated at the time the securities were purchased. Other inputs include the actual collateral attributes, which include credit ratings and other performance indicators of the underlying financial institutions, including profitability, capital ratios, and asset quality. Assumptions for these three securities included prepayments by June 2014 by all fixed-rate issuers of asset size greater than $15 billion, and by all variable rate issuers with spreads of greater than 250 basis points, to account for the lack of favorable capital treatment under the Dodd-Frank regulatory reform bill; prepayments by June 2014 by smaller, profitable, and well-capitalized issuers with fixed rate coupons in excess of 8%; and other prepayments of 1% every year thereafter, to account for isolated prepayments; no recoveries on issuers currently in default; recoveries of 8 to 61 percent on currently deferred issuers within the next six months; new defaults of 2% annually for the next two years; annual defaults of 36 basis points thereafter; and recoveries of 10% of new defaults.

One of these three securities continues to receive cash interest payments in full and our cash flow analysis indicates that these payments are likely to continue. Because the Company does not intend to sell this security and it is not more-likely-than-not that the Company will be required to sell the security prior to recovery of its amortized cost basis, which may be maturity, the Company does not consider this investment to be other-than-temporarily impaired at June 30, 2013.

For the other two of these three securities, the Company is receiving principal-in-kind (PIK), in lieu of cash interest. These securities all allow, under the terms of the issue, for issuers to defer interest for up to five consecutive years. After five years, if not cured, the securities are considered to be in default and the trustee may demand payment in full of principal and accrued interest. Issuers are also considered to be in default in the event of the failure of the issuer or a subsidiary. Both deferred and defaulted issuers are considered non-performing, and the trustee calculates, on a quarterly or semi-annual basis, certain coverage tests prior to the payment of cash interest to owners of the various tranches of the securities. The tests must show that performing collateral is sufficient to meet requirements for senior tranches, both in terms of cash flow and collateral value, before cash interest can be paid to subordinate tranches. If the tests are not met, available cash flow is diverted to pay down the principal balance of senior tranches until the coverage tests are met, before cash interest payments to subordinate tranches may resume. The Company is receiving PIK for these two securities due to failure of the required coverage tests described above at senior tranche levels of these securities. The risk to holders of a tranche of a security in PIK status is that the pool's total cash flow will not be sufficient to repay all principal and accrued interest related to the investment. The impact of payment of PIK to subordinate tranches is to strengthen the position of senior tranches, by reducing the senior tranches' principal balances relative to available collateral and cash flow, while increasing principal balances, decreasing cash flow, and increasing credit risk to the tranches receiving PIK. For our securities in receipt of PIK, the principal balance is increasing, cash flow has stopped, and, as a result, credit risk is increasing. The Company expects these securities to remain in PIK status for a period of one to eight years. Despite these facts, because the Company does not intend to sell these two securities and it is not more-likely-than-not that the Company will be required to sell these two securities prior to recovery of their amortized cost bases, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at June 30, 2013.

At December 31, 2008, analysis of the fourth pooled trust preferred security indicated other-than-temporary impairment (OTTI) and the Company performed further analysis to determine the portion of the loss that was related to credit conditions of the underlying issuers. The credit loss was calculated by comparing expected discounted cash flows based on performance indicators of the underlying assets in the security to the carrying value of the investment. The discounted cash flow was based on anticipated default and recovery rates, and resulting projected cash flows were discounted based on the yield anticipated at the time the security was purchased. Based on this analysis, the Company recorded an impairment charge of $375,000 for the credit portion of the unrealized loss for this trust preferred security. This loss established a new, lower amortized cost basis of $125,000 for this security, and reduced non-interest income for the second quarter and the twelve months ended June 30, 2009. At June 30, 2013, cash flow analyses showed it is probable the Company will receive all of the remaining cost basis and related interest projected for the security. The cash flow analysis used in making this determination was based similar inputs and factors as those described above. Assumptions for this security included prepayments by June 2014 by all fixed-rate issuers of asset size greater than $15 billion, and by all variable rate issuers with spreads of greater than 250 basis points, to account for the lack of favorable capital treatment under the Dodd-Frank regulatory reform bill; prepayments by June 2014 by smaller, profitable, and well-capitalized issuers with fixed rate coupons in excess of 8%; and other prepayments of 1% every year thereafter, to account for isolated prepayments; no recoveries on issuers currently in default; recoveries of 72% on currently deferred issuers within the next six months; no net new deferrals for the next two years; and annual defaults of 36 basis points (with 10% recoveries, lagged two years) thereafter. This security is in PIK status due to similar criteria and factors as those described above, with similar impact to the Company. This security is projected to remain in PIK status for a period of two years. Because the Company does not intend to sell this security and it is not more-likely-than-not the Company will be required to sell this security before recovery of its new, lower amortized cost basis, which may be maturity, the Company does not consider the remainder of the investment in this security to be other-than-temporarily impaired at June 30, 2013.

The Company does not believe any other individual unrealized loss as of June 30, 2013, represents OTTI. However, given the recent disruption in the financial markets, the Company may be required to recognize OTTI losses in future periods with respect to its available for sale investment securities portfolio. The amount and timing of any additional OTTI will depend on the decline in the underlying cash flows of the securities. Should the impairment of any of these securities become other-than-temporary, the cost basis of the investment will be reduced and the resulting loss recognized in the period the other-than-temporary impairment is identified.

Credit Losses Recognized on Investments. As described above, some of the Company's investments in trust preferred securities have experienced fair value deterioration due to credit losses, but are not otherwise other-than-temporarily impaired. During fiscal 2009, the Company adopted ASC 820, formerly FASB Staff Position 157-4, "Determining Fair Value when the Volume and Level of Activity For the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly." The following table provides information about the trust preferred security for which only a credit loss was recognized in income and other losses are recorded in other comprehensive income (loss) for the years ended June 30, 2013 and 2012.

	Accumulated Credit Losses Period Ended June 30,			
		2013		2012
Credit losses on debt securities held				
Beginning of period	$	375,000	$	375,000
Additions related to OTTI losses not previously recognized		-		-
Reductions due to sales		-		-
Reductions due to change in intent or likelihood of sale		-		-
Additions related to increases in previously-recognized OTTI losses		-		-
Reductions due to increases in expected cash flows		-		-
End of period	$	375,000	$	375,000

NOTE 3: Loans and Allowance for Loan Losses

Classes of loans are summarized as follows:

		June 30, 2013		June 30, 2012
Real Estate Loans:				
Residential	$	233,888,442	$	201,012,698
Construction		30,724,858		40,181,979
Commercial		242,303,922		200,957,429
Consumer loans		28,414,878		28,985,905
Commercial loans		130,868,484		137,004,222
		666,200,584		608,142,233
Loans in process		(10,792,041)		(17,370,404)
Deferred loan fees, net		143,336		184,746
Allowance for loan losses		(8,385,980)		(7,492,054)
Total loans	$	647,165,899	$	583,464,521

The Company's lending activities consist of origination of loans secured by mortgages on one- to four-family residences and commercial and agricultural real estate, construction loans on residential and commercial properties, commercial and agricultural business loans and consumer loans. The Company has also occasionally purchased loan participation interests originated by other lenders and secured by properties generally located in the states of Missouri and Arkansas.

Residential Mortgage Lending. The Company actively originates loans for the acquisition or refinance of one- to four-family residences. This category includes both fixed-rate and adjustable-rate mortgage ("ARM") loans amortizing over periods of up to 30 years, and the properties securing such loans may be owner-occupied or non-owner-occupied. Single-family residential loans do not generally exceed 90% of the lower of the appraised value or purchase price of the secured property. Substantially all of the one- to four-family residential mortgage originations in the Company's portfolio are located within the Company's primary lending area.

The Company also originates loans secured by multi-family residential properties that are generally located in the Company's primary lending area. The majority of the multi-family residential loans that are originated by the Bank are amortized over periods generally up to 20 years, with balloon maturities typically up to five years. Both fixed and adjustable interest rates are offered and it is typical for the Company to include an interest rate "floor" in the loan agreement. Generally, multi-family residential loans do not exceed 85% of the lower of the appraised value or purchase price of the secured property.

Commercial Real Estate Lending. The Company actively originates loans secured by commercial real estate including land (improved, unimproved, and farmland), strip shopping centers, retail establishments and other businesses. These properties are typically owned and operated by borrowers headquartered within the Company's primary lending area, however, the property may be located outside our primary lending area. Approximately $48.8 million of our $242.3 million in commercial real estate loans are secured by properties located outside our primary lending area.

Most commercial real estate loans originated by the Company generally are based on amortization schedules of up to 20 years with monthly principal and interest payments. Generally, the interest rate received on these loans is fixed for a maturity for up to five years, with a balloon payment due at maturity. Alternatively, for some loans, the interest rate adjusts at least annually after an initial period up to five years. The Company typically includes an interest rate "floor" in the loan agreement. Generally, improved commercial real estate loan amounts do not exceed 80% of the lower of the appraised value or the purchase price of the secured property. Agricultural real estate terms offered differ slightly, with amortization schedules of up to 25 years with an 80% loan-to-value ratio, or 30 years with a 75% loan-to-value ratio.

Construction Lending. The Company originates real estate loans secured by property or land that is under construction or development. Construction loans originated by the Company are generally secured by mortgage loans for the construction of owner occupied residential real estate or to finance speculative construction secured by residential real estate, land development, or owner-operated or non-owner occupied commercial real estate. During construction, these loans typically require monthly interest-only payments and have maturities ranging from six to twelve months. Once construction is completed, permanent construction loans may be converted to monthly payments using amortization schedules of up to 30 years on residential and generally up to 20 years on commercial real estate.

While the Company typically utilizes maturity periods ranging from 6 to 12 months to closely monitor the inherent risks associated with construction loans for these loans, weather conditions, change orders, availability of materials and/or labor, and other factors may contribute to the lengthening of a project, thus necessitating the need to renew the construction loan at the balloon maturity. Such extensions are typically executed in incremental three month periods to facilitate project completion. The Company's average term of construction loans is approximately eight months. During construction, loans typically require monthly interest only payments which may allow the Company an opportunity to monitor for early signs of financial difficulty should the borrower fail to make a required monthly payment. Additionally, during the construction phase, the Company typically obtains interim inspections completed by an independent third party. This monitoring further allows the Company opportunity to assess risk. At June 30, 2013, construction loans outstanding included 29 loans, totaling $6.9 million, for which a modification had been agreed to; At June 30, 2012, construction loans outstanding included 18 loans, totaling $11.0 million, for which a modification had been agreed to. All modifications were solely for the purpose of extending the maturity date due to conditions described above. None of these modifications were executed due to financial difficulty on the part of the borrower and, therefore, were not accounted for as TDRs.

Consumer Lending. The Company offers a variety of secured consumer loans, including home equity, direct and indirect automobile loans, second mortgages, mobile home loans and loans secured by deposits. The Company originates substantially all of its consumer loans in its primary lending area. Usually, consumer loans are originated with fixed rates for terms of up to five years, with the exception of home equity lines of credit, which are variable, tied to the prime rate of interest and are for a period of ten years.

Home equity lines of credit (HELOCs) are secured with a deed of trust and are issued up to 100% of the appraised or assessed value of the property securing the line of credit, less the outstanding balance on the first mortgage and are typically issued for a term of ten years. Interest rates on the HELOCs are generally adjustable. Interest rates are based upon the loan-to-value ratio of the property with better rates given to borrowers with more equity.

Automobile loans originated by the Company include both direct loans and a smaller amount of loans originated by auto dealers. The Company generally pays a negotiated fee back to the dealer for indirect loans. Typically, automobile loans are made for terms of up to 60 months for new and used vehicles. Loans secured by automobiles have fixed rates and are generally made in amounts up to 100% of the purchase price of the vehicle.

Commercial Business Lending. The Company's commercial business lending activities encompass loans with a variety of purposes and security, including loans to finance accounts receivable, inventory, equipment and operating lines of credit, including agricultural production and equipment loans. The Company offers both fixed and adjustable rate commercial business loans. Generally, commercial loans secured by fixed assets are amortized over periods up to five years, while commercial operating lines of credit or agricultural production lines are generally for a one year period.

The following tables present the balance in the allowance for loan losses and the recorded investment in loans (excluding loans in process and deferred loan fees) based on portfolio segment and impairment methods as of

June 30, 2013 and 2012, and activity in the allowance for loan losses for the fiscal years ended June 30, 2013, 2012, and 2011.

June 30, 2013	Residential Real Estate	Construction Real Estate	Commercial Real Estate	Consumer	Commercial	Total
Allowance for loan losses:						
Balance, beginning of period	$ 1,635,346	$ 243,169	$ 2,985,838	$ 483,597	$ 2,144,104	$ 7,492,054
Provision charged to expense	472,183	64,481	1,033,791	19,437	126,158	1,716,050
Losses charged off	(301,836)	(35,351)	(422,071)	(47,106)	(49,431)	(855,795)
Recoveries	4,282	363	4,984	15,738	8,304	33,671
Balance, end of period	$ 1,809,975	$ 272,662	$ 3,602,542	$ 471,666	$ 2,229,135	$ 8 ,385,980
Ending Balance: individually evaluated for impairment	$ -	$ -	$ 85,000	$ -	$ -	$ 85,000
Ending Balance: collectively evaluated for impairment	$ 1,809,975	$ 272,662	$ 3,517,542	$ 471,666	$ 1,671,646	$ 7,743,491
Ending Balance: loans acquired with deteriorated credit quality	$ -	$ -	$ -	$ -	$ 557,489	$ 557,489
Loans:						
Ending Balance: individually evaluated for impairment	$ -	$ -	$ 144,328	$ -	$ -	$ 144,328
Ending Balance: collectively evaluated for impairment	$ 232,186,722	$ 19,932,817	$ 240,888,891	$ 28,414,878	$ 129,735,511	$ 651,158,819
Ending Balance: loans acquired with deteriorated credit quality	$ 1,701,720	$ -	$ 1,270,703	$ -	$ 1,132,973	$ 4,105,396

June 30, 2012	Residential Real Estate	Construction Real Estate	Commercial Real Estate	Consumer	Commercial	Total
Allowance for loan losses:						
Balance, beginning of period	$ 1,618,285	$ 192,752	$ 2,671,482	$ 441,207	$ 1,514,725	$ 6,438,451
Provision charged to expense	108,318	49,276	354,814	223,046	1,049,261	1,784,715
Losses charged off	(98,189)	-	(40,888)	(195,311)	(435,770)	(770,158)
Recoveries	6,932	1,141	430	14,655	15,888	39,046
Balance, end of period	$ 1,635,346	$ 243,169	$ 2,985,838	$ 483,597	$ 2,144,104	$ 7,492,054
Ending Balance: individually evaluated for impairment	$ -	$ -	$ 347,815	$ -	$ -	$ 347,815
Ending Balance: collectively evaluated for impairment	$ 1,635,346	$ 243,169	$ 2,632,679	$ 483,597	$ 1,767,967	$ 6,762,758
Ending Balance: loans acquired with deteriorated credit quality	$ -	$ -	$ 5,344	$ -	$ 376,137	$ 381,481
Loans:						
Ending Balance: individually evaluated for impairment	$ -	$ -	$ 976,881	$ -	$ -	$ 976,881
Ending Balance: collectively evaluated for impairment	$ 199,514,689	$ 22,811,575	$ 198,296,430	$ 28,985,905	$ 135,649,513	$ 585,258,112
Ending Balance: loans acquired with deteriorated credit quality	$ 1,498,009	$ -	$ 1,684,118	$ -	$ 1,354,709	$ 4,536,836

June 30, 2011	Residential Real Estate	Construction Real Estate	Commercial Real Estate	Consumer	Commercial	Total
Allowance for loan losses:						
Balance, beginning of period	$ 902,122	$ 198,027	$ 1,605,218	$ 473,064	$ 1,330,180	$ 4,508,611
Provision charged to expense	871,114	127,312	1,125,231	15,761	245,381	2,384,799
Losses charged off	(157,587)	(157,711)	(59,955)	(66,250)	(67,488)	(508,991)
Recoveries	2,636	25,124	988	18,632	6,652	54,032
Balance, end of period	$ 1,618,285	$ 192,752	$ 2,671,482	$ 441,207	$ 1,514,725	$ 6,438,451

Management's opinion as to the ultimate collectability of loans is subject to estimates regarding future cash flows from operations and the value of property, real and personal, pledged as collateral. These estimates are affected by changing economic conditions and the economic prospects of borrowers.

The allowance for loan losses is maintained at a level that, in management's judgment, is adequate to cover probable credit losses inherent in the loan portfolio at the balance sheet date. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when an amount is determined to be uncollectible, based on management's analysis of expected cash flow (for non-collateral dependent loans) or collateral value (for collateral-dependent loans). Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan.

Under the Company's allowance methodology, loans are first segmented into 1) those comprising large groups of smaller-balance homogeneous loans, including single-family mortgages and installment loans, which are collectively evaluated for impairment, and 2) all other loans which are individually evaluated. Those loans in the second category are further segmented utilizing a defined grading system which involves categorizing loans by severity of risk based on conditions that may affect the ability of the borrowers to repay their debt, such as current financial information, collateral valuations, historical payment experience, credit documentation, public information, and current trends. The loans subject to credit classification represent the portion of the portfolio subject to the greatest credit risk and where adjustments to the allowance for losses on loans as a result of provisions and charge offs are most likely to have a significant impact on operations.

A periodic review of selected credits (based on loan size and type) is conducted to identify loans with heightened risk or probable losses and to assign risk grades. The primary responsibility for this review rests with loan administration personnel. This review is supplemented with periodic examinations of both selected credits and the credit review process by the Company's internal audit function and applicable regulatory agencies. The information from these reviews assists management in the timely identification of problems and potential problems and provides a basis for deciding whether the credit represents a probable loss or risk that should be recognized.

During fiscal 2011, the Company changed its allowance methodology to consider, as the primary quantitative factor, average net charge offs over the most recent twelve-month period. The Company had previously considered average net charge offs over the most recent five-year period as the primary quantitative factor. The impact of the modification was minimal.

A loan is considered impaired when, based on current information and events, it is probable that the scheduled payments of principal or interest will not be able to be collected when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and agricultural loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Groups of loans with similar risk characteristics are collectively evaluated for impairment based on the group's historical loss experience adjusted for changes in trends, conditions and other relevant factors that affect repayment of the loans. Accordingly, individual consumer and residential loans are not separately identified for impairment measurements, unless such loans are the subject of a restructuring agreement due to financial difficulties of the borrower.

The general component covers non-classified loans and is based on historical charge-off experience and expected loss given the internal risk rating process. The loan portfolio is stratified into homogeneous groups of loans that possess similar loss characteristics and an appropriate loss ratio adjusted for other qualitative factors is applied to the homogeneous pools of loans to estimate the incurred losses in the loan portfolio.

Included in the Company's loan portfolio are certain loans accounted for in accordance with ASC 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. These loans were written down at acquisition to an amount estimated to be collectible. As a result, certain ratios regarding the Company's loan portfolio and credit quality cannot be used to compare the Company to peer companies or to compare the Company's current credit quality to prior periods. The ratios particularly affected by accounting under ASC 310-30 include the allowance for loan losses as a percentage of loans, nonaccrual loans, and nonperforming assets, and nonaccrual loans and nonperforming loans as a percentage of total loans.

The following tables present the credit risk profile of the Company's loan portfolio (excluding loans in process and deferred loan fees) based on rating category and payment activity as of June 30, 2013 and 2012. These tables include purchased credit impaired loans, which are reported according to risk categorization after acquisition based on the Company's standards for such classification:

June 30, 2013	Residential Real Estate	Construction Real Estate	Commercial Real Estate	Consumer	Commercial
Pass	$ 231,230,256	$ 19,932,817	$ 237,131,788	$ 28,252,411	$ 129,782,625
Watch	1,881,836	-	1,594,368	41,463	55,858
Special Mention	-	-	-	-	-
Substandard	776,350	-	3,577,766	121,004	1,030,001
Doubtful	-	-	-	-	-
Total	$ 233,888,442	$ 19,932,817	$ 242,303,922	$ 28,414,878	$ 130,868,484

June 30, 2012	Residential Real Estate	Construction Real Estate	Commercial Real Estate	Consumer	Commercial
Pass	$ 198,847,363	$ 22,811,575	$ 194,280,920	$ 28,967,594	$ 129,572,873
Watch	1,561,263	-	149,940	-	5,398,255
Special Mention	-	-	-	-	-
Substandard	604,072	-	6,526,569	18,311	2,033,094
Doubtful	-	-	-	-	-
Total	$ 201,012,698	$ 22,811,575	$ 200,957,429	$ 28,985,905	$ 137,004,222

The above amounts include purchased credit impaired loans. At June 30, 2013, these loans comprised $1.7 million of credits rated "Pass"; $0 of credits rated "Special Mention", $1.8 million of credits rated "Substandard" and $0 of credits rated "Doubtful". At June 30, 2012, these loans comprised $1.5 million of credits rated "Pass"; $0 of credits rated "Special Mention"; $3.0 million of credits rated "Substandard"; and $0 of credits rated "Doubtful".

Credit Quality Indicators. The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis is performed on all loans at origination, and is updated on a quarterly basis for loans risk rated Special Mention, Substandard, or Doubtful. In addition, lending relationships over $250,000 are subject to an independent loan review following origination, and lending relationships in excess of $1,000,000 are subject to an independent loan review annually, in order to verify risk ratings. The Company uses the following definitions for risk ratings:

Watch – Loans classified as watch exhibit weaknesses that require more than usual monitoring. Issues may include deteriorating financial condition, payments made after due date but within 30 days, adverse industry conditions or management problems.

Special Mention – Loans classified as special mention exhibit signs of further deterioration but still generally make payments within 30 days. This is a transitional rating and loans should typically not be rated Special Mention for more than 12 months.

Substandard – Loans classified as substandard possess weaknesses that jeopardize the ultimate collection of the principal and interest outstanding. These loans exhibit continued financial losses, ongoing delinquency, overall poor financial condition, and insufficient collateral. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans classified as doubtful have all the weaknesses of substandard loans, and have deteriorated to the level that there is a high probability of substantial loss.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be *Pass* rated loans.

The following tables present the Company's loan portfolio aging analysis (excluding loans in process and deferred loan fees) as of June 30, 2013 and 2012. These tables include purchased credit impaired loans, which are reported according to aging analysis after acquisition based on the Company's standards for such classification:

June 30, 2013	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days & Accruing
Real Estate Loans:							
Residential	$ 369,898	$ 66,213	$ 102,498	$ 538,609	$ 233,349,833	$ 233,888,442	$ -
Construction	-	-	-	-	19,932,817	19,932,817	-
Commercial	-	-	225,099	225,099	242,078,823	242,303,922	-
Consumer loans	239,323	42,924	12,275	294,522	28,120,356	28,414,878	-
Commercial loans	63,394	-	18,266	81,660	130,786,824	130,868,484	-
Total loans	$ 672,615	$ 109,137	$ 358,138	$ 1,139,890	$ 654,268,653	$ 655,408,543	$ -

June 30, 2012	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivable	Total Loans > 90 Days & Accruing
Real Estate Loans:							
Residential	$ 310,046	$ 66,586	$ 59,142	$ 435,774	$ 200,576,924	$ 201,012,698	$ -
Construction	-	-	-	-	22,811,575	22,811,575	-
Commercial	176,642	41,187	796,794	1,014,623	199,942,806	200,957,429	-
Consumer loans	78,762	-	-	78,762	28,907,143	28,985,905	-
Commercial loans	694,044	-	80,000	774,044	136,230,178	137,004,222	-
Total loans	$ 1,259,494	$ 107,773	$ 935,936	$ 2,303,203	$ 588,468,626	$ 590,771,829	$ -

At June 30, 2013, and June 30, 2012, there were no purchased credit impaired loans that were past due.

A loan is considered impaired, in accordance with the impairment accounting guidance (ASC 310-10-35-16), when based on current information and events, it is probable the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming loans but also include loans modified in troubled debt restructurings (TDRs) where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

The following tables present impaired loans (excluding loans in process and deferred loan fees) as of June 30, 2013 and 2012. These tables include purchased credit impaired loans. Purchased credit impaired loans are those for which it was deemed probable, at acquisition, that the Company would be unable to collect all contractually required payments receivable. In an instance where, subsequent to the acquisition, the Company determines it is probable, for a specific loan, that cash flows received will exceed the amount previously expected, the Company will recalculate the amount of accretable yield in order to recognize the improved cash flow expectation as additional interest income over the remaining life of the loan. These loans, however, will continue to be reported as impaired loans. In an instance where, subsequent to the acquisition, the Company determines it is probable that, for a specific loan, that cash flows received will be less than the amount previously expected, the Company will allocate a specific allowance under the terms of ASC 310-10-35.

	June 30, 2013		
	Recorded Balance	Unpaid Principal Balance	Specific Allowance
Loans without a specific valuation allowance:			
Residential real estate	$ 1,701,720	$ 2,096,135	$ -
Construction real estate	-	-	-
Commercial real estate	3,115,324	3,167,982	-
Consumer loans	-	-	-
Commercial loans	387,167	391,759	-
Loans with a specific valuation allowance:			
Residential real estate	$ -	$ -	$ -
Construction real estate	-	-	-
Commercial real estate	144,328	144,328	85,000
Consumer loans	-	-	-
Commercial loans	755,883	1,325,760	557,489
Total:			
Residential real estate	$ 1,701,720	$ 2,096,135	$ -
Construction real estate	$ -	$ -	$ -
Commercial real estate	$ 3,259,652	$ 3,312,310	$ 85,000
Consumer loans	$ -	$ -	$ -
Commercial loans	$ 1,143,050	$ 1,717,519	$ 557,489

	June 30, 2012		
	Recorded Balance	Unpaid Principal Balance	Specific Allowance
Loans without a specific valuation allowance:			
Residential real estate	$ 1,531,881	$ 2,160,350	$ -
Construction real estate	-	-	-
Commercial real estate	2,563,744	2,935,620	-
Consumer loans	-	-	-
Commercial loans	845,692	868,844	-
Loans with a specific valuation allowance:			
Residential real estate	$ -	$ -	$ -
Construction real estate	-	-	-
Commercial real estate	982,884	1,014,082	353,159
Consumer loans	-	-	-
Commercial loans	930,123	1,500,000	376,137
Total:			
Residential real estate	$ 1,531,881	$ 2,160,350	$ -
Construction real estate	$ -	$ -	$ -
Commercial real estate	$ 3,546,628	$ 3,949,702	$ 353,159
Consumer loans	$ -	$ -	$ -
Commercial loans	$ 1,775,815	$ 2,368,844	$ 376,137

The above amounts include purchased credit impaired loans. At June 30, 2013, these loans comprised of $3.3 million of impaired loans without a specific valuation allowance; $756,000 with a specific valuation allowance, and $4.1 million of total impaired loans. At June 30, 2012, these loans comprised $3.6 million of impaired loans without a specific valuation allowance; $935,000 of impaired loans with a specific valuation allowance, and $4.5 million of total impaired loans. The following tables present information regarding interest income recognized on impaired loans:

	Fiscal 2013 (in thousands)	
	Average Investment in Impaired Loans	Interest Income Recognized
Residential Real Estate	$ 1,629	$ 375
Construction Real Estate	-	-
Commercial Real Estate	2,069	254
Consumer Loans	-	-
Commercial Loans	1,273	91
Total Loans	$ 4,971	$ 720

	Fiscal 2012 (in thousands)	
	Average Investment in Impaired Loans	Interest Income Recognized
Residential Real Estate	$ 1,667	$ 311
Construction Real Estate	-	-
Commercial Real Estate	2,949	638
Consumer Loans	-	-
Commercial Loans	2,155	1,265
Total Loans	$ 6,771	$ 2,214

	Fiscal 2011 (in thousands)	
	Average Investment in Impaired Loans	Interest Income Recognized
Residential Real Estate	$ 981	$ 105
Construction Real Estate	-	-
Commercial Real Estate	2,758	220
Consumer Loans	-	-
Commercial Loans	2,283	212
Total Loans	$ 6,022	$ 537

Interest income on impaired loans recognized on a cash basis in the fiscal years ended June 30, 2013, 2012, and 2011 was immaterial.

For the fiscal years ended June 30, 2013, 2012, and 2011, the amount of interest income recorded for impaired loans that represents a change in the present value of future cash flows attributable to the passage of time was approximately $391,000, $1.4 million, and $95,000, respectively.

The following table presents the Company's nonaccrual loans at June 30, 2013 and 2012. This table includes purchased credit impaired loans. Purchased credit impaired loans are placed on nonaccrual status in the event the Company cannot reasonably estimate cash flows expected to be collected. The table excludes performing troubled debt restructurings.

	June 30, 2013	June 30, 2012
Residential real estate	$ 413,924	$ 395,374
Construction real estate	-	-
Commercial real estate	156,856	976,881
Consumer loans	24,699	15,971
Commercial loans	841,924	1,010,123
Total loans	$ 1,437,403	$ 2,398,349

The above amounts include purchased credit impaired loans. At June 30, 2013 and 2012, these loans comprised $756,000 and $930,000 of nonaccrual loans, respectively.

Included in certain loan categories in the impaired loans are troubled debt restructurings (TDRs), where economic concessions have been granted to borrowers who have experienced financial difficulties. These concessions typically result from our loss mitigation activities, and could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance, or other actions. Certain TDRs are classified as nonperforming at the time of restructuring and typically are returned to performing status after considering the borrower's sustained repayment performance for a reasonable period of at least six months.

When loans and leases are modified into a TDR, the Company evaluates any possible impairment similar to other impaired loans based on the present value of expected future cash flows, discounted at the contractual interest rate of the original loan or lease agreement, and uses the current fair value of the collateral, less selling costs, for collateral dependent loans. If the Company determines that the value of the modified loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs, and unamortized premium or discount), impairment is recognized through an allowance estimate or a charge-off to the allowance. In periods subsequent to modification, the Company evaluates all TDRs, including those that have payment defaults, for possible impairment and recognizes impairment through the allowance.

At June 30, 2013, and June 30, 2012, the Company had $2.9 million and $3.1 million, respectively, of commercial real estate loans, $1.0 million and $1.7 million, respectively, of commercial loans, and $1.7 million and $40,000, respectively, of conventional real estate loans that were modified in TDRs and impaired. All loans classified as TDRs at June 30, 2013, and June 30, 2012, were so classified due to interest rate concessions. During the previous twelve months, two commercial real estate loans totaling $253,000 and one commercial loan totaling $10,000 were modified as TDRs and had payment defaults subsequent to the modification. When loans modified as TDRs have subsequent payment defaults, the defaults are factored into the determination of the allowance for loan losses to ensure specific valuation allowance reflect amounts considered uncollectible.

Performing loans classified as troubled debt restructurings at June 30, 2013 and June 30, 2012 segregated by class, are shown in the table below. Nonperforming TDRs are shown as nonaccrual loans.

	June 30, 2013		
	Number of modifications	Recorded Investment	
Residential real estate	6	$	1,663,477
Construction real estate	-		-
Commercial real estate	11		2,856,884
Consumer loans	-		-
Commercial loans	3		363,020
Total	20	$	4,883,381

	June 30, 2012		
	Number of modifications	Recorded Investment	
Residential real estate	2	$	39,835
Construction real estate	-		-
Commercial real estate	10		2,290,986
Consumer loans	-		-
Commercial loans	6		807,386
Total	18	$	3,138,207

Following is a summary of loans to executive officers, directors, significant shareholders and their affiliates held by the Company at June 30, 2013 and 2012, respectively:

	June 30,			
	2013		2012	
Beginning Balance	$	11,124,399	$	10,229,780
Additions		536,152		1,483,001
Repayments		(1,342,076)		(588,382)
Ending Balance	$	10,318,475	$	11,124,399

NOTE 4: Accounting for Certain Loans Acquired in a Transfer

The Company acquired loans in a transfer during the fiscal year ended June 30, 2011. At acquisition, certain transferred loans evidenced deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected.

Loans purchased with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected are considered to be credit impaired. Evidence of credit quality deterioration as of the purchase date may include information such as past-due and nonaccrual status, borrower credit scores and recent loan to value percentages. Purchased credit-impaired loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality (ASC 310-30) and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loan. Accordingly, an allowance for credit losses related to these loans is not carried over and recorded at the acquisition date. Management estimated the cash flows expected to be collected at acquisition using our internal risk models, which incorporate the estimate of current key assumptions, such as default rates, severity and prepayment speeds.

The carrying amount of those loans is included in the balance sheet amounts of loans receivable at June 30, 2013. The amount of these loans is shown below:

	June 30, 2013		June 30, 2012
Real Estate Loans:			
Residential	$	2,096,135	$ 2,126,478
Construction		-	-
Commercial		1,323,361	2,087,192
Consumer loans		-	-
Commercial loans		1,707,442	1,947,738
Outstanding balance	$	5,126,938	$ 6,161,408
Carrying amount, net of fair value adjustment of $1,021,542 and $1,624,572 at 2013 and 2012, respectively	$	4,105,396	$ 4,536,836

Accretable yield, or income expected to be collected, is as follows:

	June 30, 2013		June 30, 2012
Balance at beginning of period	$	489,356	$ 792,942
Additions		-	-
Accretion		(285,920)	(1,515,270)
Reclassification from nonaccretable difference		595,353	1,211,684
Disposals		-	-
Balance at end of period	$	798,789	$ 489,356

During the fiscal years ended June 30, 2013 and 2012, the Company increased the allowance for the loan losses by a charge to the income statement of $181,000 and $381,000, respectively, related to these purchased credit impaired loans. During the same periods, allowance for loan losses of $5,000 and $105,000, respectively, was reversed.

NOTE 5: Premises and Equipment

Following is a summary of premises and equipment:

	June 30, 2013		June 30, 2012	
Land	$	3,850,598	$	3,255,867
Buildings and improvements		15,318,307		9,523,450
Furniture, fixtures, and equipment		7,540,339		7,280,566
Automobiles		70,590		70,590
		26,779,834		20,130,473
Less: accumulated depreciation		9,264,000		8,783,410
	$	17,515,834	$	11,347,063

NOTE 6: Deposits

Deposits are summarized as follows:

	June 30, 2013		June 30, 2012	
Non-interest bearing accounts	$	45,441,845	$	54,812,645
NOW accounts		208,047,966		193,870,344
Money market deposit accounts		22,274,947		18,099,265
Savings accounts		84,372,522		86,717,214
TOTAL NON-MATURITY DEPOSITS		360,137,280		353,499,468
Certificates				
0.00-.99%		129,001,095		59,459,416
1.00-1.99%		98,756,575		106,609,956
2.00-2.99%		24,345,200		37,863,634
3.00-3.99%		19,431,132		24,185,741
4.00-4.99%		707,652		2,499,301
5.00-5.99%		-		696,106
TOTAL CERTIFICATES		272,241,653		231,314,155
TOTAL DEPOSITS	$	632,378,933	$	584,813,623

The aggregate amount of deposits with a minimum denomination of $100,000 was $335,925,226 and $313,814,344 at June 30, 2013 and 2012, respectively.

Certificate maturities are summarized as follows:

	June 30, 2013
July 1, 2013 to June 30, 2014	$ 160,998,469
July 1, 2014 to June 30, 2015	55,178,265
July 1, 2015 to June 30, 2016	26,970,008
July 1, 2016 to June 30, 2017	12,223,141
July 1, 2017 to June 30, 2018	16,871,770
Thereafter	-
TOTAL	$ 272,241,653

Deposits from executive officers, directors, significant shareholders and their affiliates (related parties) held by the Company at June 30, 2013 and 2012 totaled approximately $1.9 million and $1.7 million, respectively.

NOTE 7: Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as borrowings, generally mature within one to four days. The following table presents balance and interest rate information on the securities sold under agreements to repurchase.

The market value of the securities underlying the agreements at June 30, 2013 and 2012, was $30.2 and $28.3 million, respectively. The securities sold under agreements to repurchase are under the Company's control.

	June 30,	
	2013	2012
Year-end balance	$ 27,788,192	$ 25,642,407
Average balance during the year	27,359,043	26,955,690
Maximum month-end balance during the year	30,945,264	29,949,413
Average interest during the year	0.74%	0.87%
Year-end interest rate	0.58%	0.77%

NOTE 8: Advances from Federal Home Loan Bank

Advances from Federal Home Loan Bank are summarized as follows:

Maturity	Call Date or Quarterly Thereafter	Interest Rate	June 30, 2013	June 30, 2012
11/29/16	8/29/2013	3.88%	$ 5,000,000	$ 5,000,000
11/29/16	8/29/2013	4.36%	5,000,000	5,000,000
11/20/17	8/20/2013	3.82%	3,000,000	3,000,000
11/29/17	8/29/2013	4.01%	2,500,000	2,500,000
08/14/18	8/14/2013	3.48%	4,000,000	4,000,000
08/14/18	8/14/2013	3.98%	5,000,000	5,000,000
		TOTAL	$ 24,500,000	$ 24,500,000
Weighted-average rate			3.94%	3.94%

In addition to the above advances, the Bank had an available line of credit amounting to $188,696,000 and $153,381,000, with the FHLB at June 30, 2013 and 2012, respectively.

Advances from FHLB of Des Moines are secured by FHLB stock and commercial real estate and one- to four-family mortgage loans pledged. To secure outstanding advances and the Bank's line of credit, loans totaling $311.5 and $268.9 million, respectively, were pledged to the FHLB at June 30, 2013 and 2012, respectively. The principal maturities of FHLB advances at June 30, 2013, are below:

FHLB Advance Maturities		June 30, 2013
July 1, 2013 to June 30, 2014		$ -
July 1, 2014 to June 30, 2015		-
July 1, 2015 to June 30, 2016		-
July 1, 2016 to June 30, 2017		10,000,000
July 1, 2017 to June 30, 2018		5,500,000
July 1, 2018 to thereafter		9,000,000
	TOTAL	$ 24,500,000

NOTE 9: Subordinated Debt

Southern Missouri Statutory Trust I issued $7.0 million of Floating Rate Capital Securities (the "Trust Preferred Securities") with a liquidation value of $1,000 per share in March 2004. The securities are due in 30 years, redeemable after five years and bear interest at a floating rate based on LIBOR. At June 30, 2012, the current rate was 3.22%. The securities represent undivided beneficial interests in the trust, which was established by Southern Missouri for the purpose of issuing the securities. The Trust Preferred Securities were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended (the "Act") and have not been registered under the Act. The securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Southern Missouri Statutory Trust I used the proceeds from the sale of the Trust Preferred Securities to purchase Junior Subordinated Debentures of Southern Missouri Bancorp. Southern Missouri Bancorp, Inc. used its net proceeds for working capital and investment in its subsidiaries.

NOTE 10: Employee Benefits

401(k) Retirement Plan. The Bank has a 401(k) retirement plan that covers substantially all eligible employees. During fiscal 2012, the Bank amended the plan to make "safe harbor" matching contributions of up to 4% of eligible compensation, depending upon the percentage of eligible pay deferred into the plan by the employee. Additional profit-sharing contributions of 5% of eligible salary have been accrued for the plan year ended June 30, 2013, based on financial performance for fiscal 2013. Total 401(k) expense for fiscal 2013, 2012, and 2011 was $446,000, $413,000, and $385,000, respectively. At June 30, 2013, 401(k) plan participants held approximately 215,000 shares of the Company's stock in the plan. Employee deferrals and safe harbor contributions are fully vested. Profit-sharing or other contributions vest over a period of five years.

Management Recognition Plan (MRP). The Bank adopted an MRP for the benefit of non-employee directors and two MRPs for officers and key employees (who may also be directors) in April 1994. During fiscal 2008, the Bank granted 2,500 MRP shares to employees, and during fiscal 2012, the Bank granted 3,036 shares to employees. The shares granted are in the form of restricted stock vested at the rate of 20% of such shares per year. During fiscal 2013 and 2012, 607 and 500 MRP shares vested, respectively. Compensation expense, in the amount of the fair market value of the common stock at the date of grant, is recognized pro-rata over the five years during which the shares vest.

The Board of Directors can terminate the MRP plan at any time, and if it does so, any shares not allocated will revert to the Company. The MRP expense for fiscal 2013, 2012, and 2011, was $13,000, $11,000, and $13,000, respectively. At June 30, 2013, unvested compensation expense related to the MRP was approximately $52,000.

Equity Incentive Plan. The Company adopted an Equity Incentive Plan (EIP) in 2008, reserving for award 66,000 shares. EIP shares are available for award to directors, officers, and employees of the Company and its affiliates by a committee of outside directors. The committee has the power to set vesting requirements for each award under the EIP. During fiscal 2012, the Company awarded 36,964 shares, in the form of restricted stock, which will vest at the rate of 20% of such shares per year. During fiscal 2013, 7,393 EIP shares vested. Compensation expense, in the amount of the fair market value of the common stock at the date of grant, is recognized pro-rata over the five years during which the shares vest.

The Board of Directors can terminate EIP awards at any time, and if it does so, any shares not allocated will revert to the Company. The EIP expense for fiscal 2013 was $159,000, with no expense recognized in fiscal 2012 or 2011. At June 30, 2013, unvested compensation expense related to the EIP was approximately $636,000.

Stock Option Plans. The Company adopted a stock option plan in October 2003. Under the plan, the Company has granted 116,000 options to employees and directors, of which, 9,100 have been exercised, 22,500 have been forfeited, and 84,400 remain outstanding. Under the 2003 Plan, exercised options may be issued from either authorized but unissued shares, or treasury shares.

As of June 30, 2013, there was $31,000 in remaining unrecognized compensation expense related to nonvested stock options, which will be recognized over the remaining weighted average vesting period. The aggregate intrinsic value of stock options outstanding at June 30, 2013, was $898,000, and the aggregate intrinsic value of stock options exercisable at June 30, 2013, was $784,000. During fiscal 2013, options to purchase 6,600 shares were exercised. The intrinsic value of these options, based on the Company's closing stock price of $25.67, was $69,000. The intrinsic value of options vested in fiscal 2013, 2012, and 2011 was $65,000, $44,000, and $47,000, respectively.

Changes in options outstanding were as follows:

	2013		2012		2011	
	Weighted Average Price	Number	Weighted Average Price	Number	Weighted Average Price	Number
Outstanding at beginning of year	$ 14.87	91,000	$ 14.44	87,500	$ 13.77	105,500
Granted	-	-	22.35	5,000	-	-
Exercised	15.23	(6,600)	15.23	(1,500)	7.52	(11,000)
Forfeited	-	-	-	-	15.23	(7,000)
Outstanding at year-end	$ 14.84	84,400	$ 14.87	91,000	$ 14.44	87,500
Options exercisable at year-end	$ 14.69	71,400	$ 14.77	72,000	$ 14.94	68,500

The following is a summary of the assumptions used in the Black-Scholes pricing model in determining the fair values of options granted during fiscal year 2012. (No options were granted in fiscal 2013 or 2011):

	2013	2012	2011
Assumptions:			
Expected dividend yield	-	2.15%	-
Expected volatility	-	20.75%	-
Risk-free interest rate	-	2.18%	-
Weighted-average expected life (years)	-	10.00	-
Weighted average fair value of	-	$ 4.66	-

The table below summarizes information about stock options outstanding under the plan at June 30, 2013:

	Options Outstanding		Options Exercisable	
Weighted Average Remaining Contractual Life	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
10.6 mo.	34,400	$ 15.23	34,400	$ 15.23
15.6 mo.	15,000	15.30	15,000	15.30
26.4 mo.	5,000	14.26	5,000	14.26
64.6 mo.	5,000	12.15	4,000	12.15
78.6 mo.	20,000	12.75	12,000	12.75
100.7 mo.	5,000	22.35	1,000	22.35

NOTE 11: Income Taxes

The Company and its subsidiary files income tax returns in the U.S. Federal jurisdiction and various states. The Company is no longer subject to U.S. federal and state tax examinations by tax authorities for years before 2009. The Company recognized no interest or penalties related to income taxes.

The components of net deferred tax assets are summarized as follows:

	June 30, 2013	June 30, 2012
Deferred tax assets:		
Provision for losses on loans	$ 3,545,918	$ 3,247,995
Accrued compensation and benefits	211,117	171,113
Other-than-temporary impairment on available for sale securities	261,405	261,405
NOL carry forwards acquired	150,207	159,613
Unrealized loss on other real estate	31,280	47,600
Unrealized loss on available for sale securities	116,157	-
Total deferred tax assets	4,316,147	3,887,726
Deferred tax liabilities:		
FHLB stock dividends	188,612	188,612
Purchase accounting adjustments	1,228,067	893,549
Depreciation	761,389	552,633
Prepaid expenses	151,939	123,704
Unrealized gain on available for sale securities	-	400,554
Other	40,224	69,083
Total deferred tax liabilities	2,370,231	2,228,135
Net deferred tax asset	$ 1,945,916	$ 1,659,591

As of June 30, 2013, the Company had approximately $440,000 of federal and state net operating loss carryforwards which were acquired in the July 2009 acquisition of Southern Bank of Commerce. The amount reported is net of the IRC Sec. 382 limitation, or state equivalent, related to the utilization of net operating loss carryforwards of acquired corporations. Unless otherwise utilized, the net operating losses will begin to expire in 2027.

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

	Year ended June 30,		
	2013	2012	2011
Tax at statutory rate	$ 4,767,373	$ 4,996,427	$ 5,923,356
Increase (reduction) in taxes resulting from:			
Nontaxable municipal income	(505,941)	(469,200)	(384,457)
State tax, net of Federal benefit	335,940	368,775	460,690
Cash surrender value of Bank-owned life insurance	(173,245)	(116,631)	(94,364)
Tax credit benefits	(341,755)	(236,451)	(119,901)
Other, net	(127,901)	54,189	166,279
ACTUAL PROVISION	$ 3,954,471	$ 4,597,109	$ 5,951,603

Tax credit benefits are recognized under the flow-through method of accounting for investments in tax credits.

NOTE 12: Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss), included in stockholders' equity, are as follows:

	June 30,	
	2013	2012
Net unrealized gain (loss) on securities available-for-sale	$ (244,002)	$ 1,175,552
Net unrealized gain (loss) on securities available-for-sale securities for which a portion of an other-than-temporary impairment has been recognized in income	(76,964)	(92,921)
Unrealized gain from defined benefit pension plan	23,250	17,824
	(297,716)	1,100,455
Tax effect	118,776	(400,554)
Net of tax amount	$ (178,940)	$ 699,901

NOTE 13: Stockholders' Equity and Regulatory Capital

On November 22, 2011, the Company completed an underwritten public offering of common shares in which it sold 1,150,000 shares to the public for $19.00 per share, for aggregate gross proceeds of $21.9 million. The net proceeds to the Company after deducting underwriting discounts and commissions and offering expenses were $19.9 million. The proceeds from the offering are being used for general corporate purposes, including the funding of loan growth and the purchase of securities.

The Company and Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory—and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company and the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Furthermore, the Company and Bank's regulators could require adjustments to regulatory capital not reflected in the condensed consolidated financial statements.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total capital and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average total assets (as defined). Management believes, as of June 30, 2013 and 2012, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of June 30, 2013, the most recent notification from the Federal Reserve categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The tables below summarize the Company and Bank's actual and required regulatory capital:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
As of June 30, 2013	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)						
Consolidated	$ 115,972	18.70%	$ 49,608	8.00%	n/a	n/a
Southern Bank	$ 92,618	15.10%	$ 49,059	8.00%	$ 61,324	10.00%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	108,208	17.45%	24,804	4.00%	n/a	n/a
Southern Bank	84,938	13.85%	24,529	4.00%	36,794	6.00%
Tier I Capital (to Average Assets)						
Consolidated	108,208	13.73%	31,524	4.00%	n/a	n/a
Southern Bank	84,938	10.87%	31,250	4.00%	39,063	5.00%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
As of June 30, 2012	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to Risk-Weighted Assets)						
Consolidated	$ 106,796	19.08%	$ 44,772	8.00%	n/a	n/a
Southern Bank	$ 83,992	15.21%	$ 44,170	8.00%	$ 55,213	10.00%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	99,788	17.83%	22,386	4.00%	n/a	n/a
Southern Bank	77,077	13.96%	22,085	4.00%	33,128	6.00%
Tier I Capital (to Average Assets)						
Consolidated	99,788	13.47%	29,635	4.00%	n/a	n/a
Southern Bank	77,077	10.52%	29,296	4.00%	36,620	5.00%

The Bank's ability to pay dividends on its common stock to the Company is restricted to maintain adequate capital as shown in the above tables. Additionally, prior regulatory approval is required for the declaration of any dividends generally in excess of the sum of net income for that calendar year and retained net income for the preceding two calendar years. At June 30, 2013, approximately $18.8 million of the equity of the Bank was available for distribution as dividends to the Company without prior regulatory approval.

NOTE 14: Small Business Lending Fund Implemented by the U.S. Treasury

On July 21, 2011, as part of the Small Business Lending Fund (SBLF) of the United States Department of the Treasury (Treasury), the Company entered into a Small Business Lending Fund-Securities Purchase Agreement (Purchase Agreement) with the Secretary of the Treasury, pursuant to which the Company (i) sold 20,000 shares of the Company's Senior Non-Cumulative Perpetual Preferred Stock, Series A (SBLF Preferred Stock) to the Secretary of the Treasury for a purchase price of $20,000,000. The SBLF Preferred Stock was issued pursuant to the SBLF program, a $30 billion fund established under the Small Business Jobs Act of 2010 that was created to encourage lending to small business by providing capital to qualified community banks with assets of less than $10 billion.

The SBLF Preferred Stock qualifies as Tier 1 capital. The SBLF Preferred Stock is entitled to receive non-cumulative dividends, payable quarterly, on each January 1, April 1, July 1 and October 1, beginning October 1, 2011. The dividend rate, as a percentage of the liquidation amount, can fluctuate on a quarterly basis during the first 10 quarters during which the SBLF Preferred Stock is outstanding, based upon changes in the Bank's level of Qualified Small Business Lending (QBSL), as defined in the Purchase Agreement. Based upon the increase in the Bank's level of QBSL over the baseline level calculated under the terms of the Purchase Agreement, the dividend rate for the initial dividend period was set at 2.8155%. For the second through ninth calendar quarters, the dividend rate may be adjusted to between one percent (1%) and five percent (5%) per annum, to reflect the amount of change in the Bank's level of QBSL. The dividend rate for the quarter ended June 30, 2013, was 1%. For the tenth calendar quarter through four and one half years after issuance, the dividend rate will be fixed at between one percent (1%) and seven percent (7%) based upon the increase in QBSL as compared to the baseline. After four and one half years from issuance, the dividend rate will increase to 9% (including a quarterly lending incentive fee of 0.5%).

The SBLF Preferred Stock is non-voting, except in limited circumstances. In the event that the Company misses five dividend payments, the holder of the SBLF Preferred Stock will have the right to appoint a representative as an observer on the Company's Board of Directors. In the event that the Company misses six dividend payments, then the holder of the SBLF Preferred Stock will have the right to designate two directors to the Board of Directors of the Company.

The SBLF Preferred Stock may be redeemed at any time at the Company's option, at a redemption price of 100% of the liquidation amount plus accrued but unpaid dividends to the date of redemption for the current period, subject to the approval of its federal banking regulator.

As required by the Purchase Agreement, $9,635,000 of the proceeds from the sale of the SBLF Preferred Stock was used to redeem the 9,550 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A issued in 2008 to the Treasury in the Troubled Asset Relief Program (TARP), plus the accrued dividends owed on those preferred shares. As part of the 2008 TARP transaction, the Company issued a ten-year warrant to Treasury to purchase 114,326 shares of the Company's common stock at an exercise price of $12.53 per share. The Company has not repurchased the warrant, which is still held by Treasury.

NOTE 15: Commitments and Credit Risk

Standby Letters of Credit. In the normal course of business, the Company issues various financial standby, performance standby, and commercial letters of credit for its customers. As consideration for the letters of credit, the institution charges letter of credit fees based on the face amount of the letters and the creditworthiness of the counterparties. These letters of credit are stand-alone agreements, and are unrelated to any obligation the depositor has to the Company.

Standby letters of credit are irrevocable conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers.

The Company had total outstanding standby letters of credit amounting to $3,547,000 at June 30, 2013, and $1,140,000 at June 30, 2012, with terms ranging from 12 to 24 months. At June 30, 2013, the Company's deferred revenue under standby letters of credit agreements was nominal.

Off-balance-sheet and Credit Risk. The Company's Consolidated Financial Statements do not reflect various financial instruments to extend credit to meet the financing needs of its customers.

These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. Management uses the same credit policies in granting lines of credit as it does for on balance sheet instruments.

The Company had $97.3 million in commitments to extend credit at June 30, 2013, and $100.4 million at June 30, 2012.

At June 30, 2013, total commitments to originate fixed-rate loans with terms in excess of one year were $9.2 million at rates ranging from 2.95% to 8.00%, with a weighted-average rate of 4.6%. Commitments to extend credit and standby letters of credit include exposure to some credit loss in the event of nonperformance of the customer. The Company's policies for credit commitments and financial guarantees are the same as those for extension of credit that are recorded in the balance sheet. The commitments extend over varying periods of time with the majority being disbursed within a thirty-day period.

The Company originates collateralized commercial, real estate, and consumer loans to customers in Missouri and Arkansas. Although the Company has a diversified portfolio, loans aggregating $252.7 million at June 30, 2013, are secured by single and multi-family residential real estate generally located in the Company's primary lending area.

NOTE 16: Earnings Per Share

The following table sets forth the computations of basic and diluted earnings per common share:

	Year Ended June 30,		
	2013	2012	2011
Net income	$ 10,067,215	$ 10,098,263	$ 11,470,031
Less: Charge for early redemption of preferred stock issued at discount	-	94,365	-
Less: Effective dividend on preferred shares	345,115	424,184	511,814
Net income available to common stockholders	$ 9,722,100	$ 9,579,714	$ 10,958,217
Denominator for basic earnings per share -			
Weighted-average shares outstanding	3,291,440	2,796,279	2,088,833
Effect of dilutive securities	84,113	92,634	52,258
Denominator for diluted earnings per share	3,375,553	2,888,913	2,141,091
Basic earnings per share available to common stockholders	$ 2.95	$ 3.43	$ 5.25
Diluted earnings per share available to common stockholders	$ 2.88	$ 3.32	$ 5.12

NOTE 17: Acquisitions

On December 17, 2010, the Bank entered into a Purchase and Assumption Agreement with the FDIC, as receiver, to acquire certain assets and assume certain liabilities of the former First Southern Bank, with headquarters in Batesville, Arkansas, and one branch location in Searcy, Arkansas. The results of operations of the former First Southern Bank locations have been included in the consolidated condensed financial statements since that date. As a result of the transaction, the Bank will have an opportunity to increase its deposit base and reduce transaction and other costs through economies of scale.

The Company recorded $437,000 in third-party acquisition-related costs in fiscal 2011. The expenses are included in noninterest expense in the Company's consolidated statement of income for fiscal 2011.

The bargain purchase gain of $7.0 million arising from the acquisition is a result of the discount bid of $17.5 million made by the Company to acquire the assets and assume the liabilities of the failed financial institution. The transaction was accomplished without the loss-share coverage from the FDIC. The full amount of the bargain purchase gain is expected to be taxable, on a deferred basis.

The following table summarizes the assets acquired and liabilities assumed at the acquisition date.

Fair Value of Consideration Transferred						
Equity position of target at closing					$	(2,453,832)
Asset discount bid						(17,500,000)
Deposit premium bid						224,028
Total cash (to) from buyer					$	(19,729,804)
Recognized amounts of identifiable assets acquired and liabilities assumed		**Acquired from the FDIC**		**Fair Value Adjustments**		**As Recorded**
Cash and cash equivalents	$	18,519,482	$	-	$	18,519,482
Loans		124,409,033		(9,801,830)		114,607,203
Premises and equipment		1,159		-		1,159
Identifiable intangible assets		-		624,952		624,952
Other		1,680,991		-		1,680,991
Deposits		(130,314,617)		(524,043)		(130,838,660)
Long-term debt		(16,658,022)		(548,781)		(17,206,803)
Other		(91,858)		(29,520)		(121,378)
Total identifiable net assets	$	(2,453,832)	$	(10,279,222)	$	(12,733,054)
Bargain purchase gain					$	(6,996,750)

For the fiscal year ended June 30, 2011, the acquired business contributed revenues (net interest income and noninterest income) of $3.0 million, and earnings, net of tax of $1.0 million to the Company. The figure reported for earnings does not include additional administrative expenses incurred by the Company that could be attributed to growth resulting from the acquisition. The following pro forma summary presents consolidated information of the Company as if the business combination had occurred on July 1, 2010:

(dollars in thousands, except EPS)		Pro forma Fiscal Year ended June 30, 2011
Interest income	$	38,796
Interest expense		12,597
Net interest income		26,199
Provision for loan losses		2,632
Net interest income after provision for loan losses		23,567
Noninterest income		10,681
Noninterest expense		17,068
Income before taxes		17,180
Income taxes		5,862
Net income		11,318
Less: effective dividend on preferred shares		512
Net income available to common shareholders	$	10,806
Basic earnings per common share	$	5.17
Diluted earnings per common share	$	5.05

The above pro forma summary excludes earnings on investment securities as they were not included with the asset purchase.

The fair value of the assets acquired included loans with a fair value of $114.6 million. The estimated gross amount due under the contracts was $124.4 million, of which $7.4 million was expected to be uncollectible. The determination of the initial fair value of assets acquired and liabilities assumed in the transaction involves a high degree of judgment and complexity. The carrying value of the acquired loans reflect management's best estimate of the fair value of these assets as of the date of acquisition. However, the amount that we realize on these assets could differ materially from the carrying value reflected in these financial statements, based upon the timing and amount of collections on the acquired loans in future periods.

NOTE 18: Fair Value Measurements

ASC Topic 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Recurring Measurements. The following table presents the fair value measurements of assets recognized in the accompanying consolidated balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at June 30, 2013 and 2012:

	Fair Value Measurements at **June 30, 2013**, Using:			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. government sponsored enterprises (GSEs)	$ 22,407,885	$ -	$ 22,407,885	$ -
State and political subdivisions	39,323,307	-	39,323,307	-
Other securities	1,558,979	-	1,485,979	73,000
Mortgage-backed GSE residential	16,714,055	-	16,714,055	-

	Fair Value Measurements at June 30, 2012, Using:			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. government sponsored enterprises (GSEs)	$ 18,099,618	$ -	$ 18,099,618	$ -
State and political subdivisions	36,381,253	-	36,381,253	-
Other securities	1,393,257	-	1,360,657	32,600
Mortgage-backed GSE residential	19,252,717	-	19,252,717	-

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the period year ended June 30, 2013.

Available-for-sale Securities. When quoted market prices are available in an active market, securities are classified within Level 1. The Company does not have Level 1 securities. If quoted market prices are not available, then fair values are estimated using pricing models, or quoted prices of securities with similar characteristics. For these securities, our Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. Level 2 securities include U.S. Government-sponsored enterprises, state and political subdivisions, other securities and mortgage-backed GSE residential securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

During fiscal 2011, a pooled trust preferred security was reclassified from Level 2 to Level 3 due to the unavailability of third-party vendor valuations determined by observable inputs – either quoted prices for similar assets; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets. The following table presents a reconciliation of activity for available for sale securities measured at fair value based on significant unobservable (Level 3) information for the years ended June 30, 2013 and 2012:

		2013		2012
Available-for-sale securities, beginning of year	$	32,600	$	71,004
Total unrealized gain (loss) included in comprehensive income		40,400		(38,404)
Transfer from Level 2 to Level 3		-		-
Available-for-sale securities, end of period	$	73,000	$	32,600

Nonrecurring Measurements. The following tables present the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the ASC 820 fair value hierarchy in which the fair value measurements fell at June 30, 2013 and 2012:

	Fair Value Measurements at **June 30, 2013**, Using:							
		Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Impaired loans (collateral dependent)	$	378,000	$	-	$	-	$	378,000
Foreclosed and repossessed assets held for sale		3,075,000		-		-		3,075,000

	Fair Value Measurements at June 30, 2012, Using:							
		Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Impaired loans (collateral dependent)	$	1,214,000	$	-	$	-	$	1,214,000
Foreclosed and repossessed assets held for sale		1,435,000		-		-		1,435,000

The following table presents gains and (losses) recognized on assets measured on a non-recurring basis for the years ended June 30, 2013 and 2012:

		2013		2012
Impaired loans (collateral dependent)	$	(424,000)	$	(517,000)
Foreclosed and repossessed assets held for sale		(295,000)		(93,000)
Total losses on assets measured on a non-recurring basis	$	(719,000)	$	(610,000)

The following is a description of valuation methodologies and inputs used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets pursuant to the valuation hierarch. For assets classified within Level 3 of fair value hierarchy, the process used to develop the reported fair value process is described below.

Impaired Loans (Collateral Dependent). A collateral dependent loan is considered to be impaired when it is probable that all of the principal and interest due may not be collected according to its contractual terms. Generally, when a collateral dependent loan is considered impaired, the amount of reserve required is measured based on the fair value of the underlying collateral. The Company makes such measurements on all material collateral dependent loans deemed impaired using the fair value of the collateral for collateral dependent loans. The fair value of collateral used by the Company is determined by obtaining an observable market price or by obtaining an appraised value from an independent, licensed or certified appraiser, using observable market data. This data includes information such as selling price of similar properties and capitalization rates of similar properties sold within the market, expected future cash flows or earnings of the subject property based on current market expectations, and other relevant factors. In addition, management applies selling and other discounts to the underlying collateral value to determine the fair value. If an appraised value is not available, the fair value of the collateral dependent impaired loan is determined by an adjusted appraised value including unobservable cash flows.

On a quarterly basis, loans classified as special mention, substandard, doubtful, or loss are evaluated including the loan officer's review of the collateral and its current condition, the Company's knowledge of the current economic environment in the market where the collateral is located, and the Company's recent experience with real estate in the area. The date of the appraisal is also considered in conjunction with the economic environment and any decline in the real estate market since the appraisal was obtained. For all loan types, updated appraisals are obtained if considered necessary. Of the Company's $4.2 million (carrying value) in impaired loans (collateral-dependent and purchased credit-impaired), excluding performing TDRs, at June 30, 2013, the Company utilized a real estate appraisal performed in the past 12 months to serve as the primary basis of our valuation for approximately $1.6 million. Older real estate appraisals were available for impaired loans with an outstanding balance of approximately $1.9 million. The remaining $770,000 was secured by collateral such as closely-held stock, accounts receivable, equipment, or inventory. In instances where the economic environment has worsened and/or the real estate market declined since the last appraisal, a higher distressed sale discount would be applied to the appraised value.

The Company records collateral dependent impaired loans based on nonrecurring Level 3 inputs. If a collateral dependent loan's fair value, as estimated by the Company, is less than its carrying value, the Company either records a charge-off of the portion of the loan that exceeds the fair value or establishes a specific reserve as part of the allowance for loan losses.

Foreclosed and Repossessed Assets Held for Sale. Foreclosed and repossessed assets held for sale are valued at the time the loan is foreclosed upon or collateral is repossessed and the asset is transferred to foreclosed or repossessed assets held for sale. The value of the asset is based on third party or internal appraisals, less estimated costs to sell and appropriate discounts, if any. The appraisals are generally discounted based on current and expected market conditions that may impact the sale or value of the asset and management's knowledge and experience with similar assets. Such discounts typically may be significant and result in a Level 3 classification of the inputs for determining fair value of these assets. Foreclosed and repossessed assets held for sale are continually evaluated for additional impairment and are adjusted accordingly if impairment is identified.

Unobservable (Level 3) Inputs. The following table presents quantitative information about unobservable inputs used in recurring and nonrecurring Level 3 fair value measurements.

	Fair value at **June 30, 2013**	Valuation technique	Unobservable inputs	Range of Discounts applied	Weighted-average discount applied
Recurring Measurements					
Available-for-sale securities	$ 73,000	Discounted cash flow	Discount rate	n/a	18.6%
			Prepayment rate	n/a	1% annually
			Projected defaults and deferrals (% of pool balance)	n/a	42.0%
			Anticipated recoveries (% of pool balance)	n/a	1.7%
Nonrecurring Measurements					
Impaired loans (collateral dependent)	378,000	Internal or third-party appraisal	Discount to reflect realizable value	18.9 - 43.8%	22.9%
Foreclosed and repossessed assets	3,075,000	Third party appraisal	Marketability discount	0.0 - 66.7%	14.6%

	Fair value at June 30, 2012	Valuation technique	Unobservable inputs	Range of Discounts applied	Weighted-average discount applied
Recurring Measurements					
Available-for-sale securities	$ 32,600	Discounted cash flow	Discount rate	n/a	25.5%
			Prepayment rate	n/a	5% every five years
			Projected defaults and deferrals (% of pool balance)	n/a	37.1%
			Anticipated recoveries (% of pool balance)	n/a	7.6%
Nonrecurring Measurements					
Impaired loans (collateral dependent)	1,214,000	Internal or third-party appraisal	Discount to reflect realizable value	7.0 - 100%	32.9%
Foreclosed and repossessed assets	1,435,000	Third party appraisal	Marketability discount	8.3 - 43.9%	21.4%

Fair Value of Financial Instruments. The following table presents estimated fair values of the Company's financial instruments and the level within the fair value hierarchy in which the fair value measurements fell at June 30, 2013 and 2012:

	June 30, 2013			
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets				
Cash and cash equivalents	$ 12,789	$ 12,789	$ -	$ -
Interest-bearing time deposits	980	-	980	-
Stock in FHLB	2,007	-	2,007	-
Stock in Federal Reserve Bank of St. Louis	1,004	-	1,004	-
Loans receivable, net	647,166	-	-	652,904
Accrued interest receivable	3,970	-	3,970	-
Financial liabilities				
Deposits	632,379	359,796	-	273,260
Securities sold under agreements to repurchase	27,788	-	27,788	-
Advances from FHLB	24,500	-	27,040	-
Accrued interest payable	529	-	529	-
Subordinated debt	7,217	-	-	6,209
Unrecognized financial instruments (net of contract amount)				
Commitments to originate loans	-	-	-	-
Letters of credit	-	-	-	-
Lines of credit	-	-	-	-

	June 30, 2012			
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets				
Cash and cash equivalents	$ 33,421	$ 33,421	$ -	$ -
Interest-bearing time deposits	1,273	-	1,273	-
Stock in FHLB	2,018	-	2,018	-
Stock in Federal Reserve Bank of St. Louis	1,001	-	1,001	-
Loans receivable, net	583,465	-	-	587,955
Accrued interest receivable	3,694	-	3,694	-
Financial liabilities				
Deposits	584,814	353,212	-	232,583
Securities sold under agreements to repurchase	25,642	-	25,642	-
Advances from FHLB	24,500	-	27,923	-
Accrued interest payable	626	-	626	-
Subordinated debt	7,217	-	-	5,103
Unrecognized financial instruments (net of contract amount)				
Commitments to originate loans	-	-	-	-
Letters of credit	-	-	-	-
Lines of credit	-	-	-	-

The following methods and assumptions were used in estimating the fair values of financial instruments:

Cash and cash equivalents, interest-bearing time deposits, accrued interest receivable, and accrued interest payable are valued at their carrying amounts, which approximates book value. Stock in FHLB and the Federal Reserve Bank of St. Louis is valued at cost, which approximates fair value. Fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amounts of accrued interest approximate their fair values.

The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. Non-maturity deposits and securities sold under agreements are valued at their carrying value, which approximates fair value. Fair value of advances from the FHLB is estimated by discounting maturities using an estimate of the current market for similar instruments. The fair value of subordinated debt is estimated using rates currently available to the Company for debt with similar terms and maturities. The fair value of commitments to originate loans is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and committed rates. The fair value of letters of credit and lines of credit are based on fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

NOTE 19: Significant Estimates

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are described in Note 1.

Current Economic Conditions. The recent economic environment has presented financial institutions with unprecedented circumstances and challenges which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company. Given the volatility of recent economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, and capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity. Furthermore, the Company and Bank's regulators could require material adjustments to asset values or the allowance for loan losses for regulatory capital purposes that could affect the Company and Bank's measurement of regulatory capital and compliance with the capital adequacy guidelines under the regulatory framework for prompt corrective action.

NOTE 20: Business Combination

On June 21, 2013, the Company entered into a definitive agreement (the "Agreement") with Ozarks Legacy Community Financial, Inc. ("Ozarks"), pursuant to which Ozarks will be merged with and into the Company (the "Merger"), and immediately thereafter Ozarks' bank subsidiary, Bank of Thayer ("BT"), will be merged with and into the Company's subsidiary Bank. Ozarks' shareholders will be entitled to receive cash of approximately $6.2 million, subject to certain adjustments for transaction expenses and Ozarks' equity at closing. Approximately $3.7 million in outstanding debt of Ozarks, plus accrued interest, will also be assumed. As part of the merger between Southern Bank and BT, BT's minority shareholders will be paid $262,000.

In the event the Agreement is terminated under certain specified circumstances in connection with a competing transaction, Ozarks will be required to pay the Company a termination fee of $400,000 in cash.

The transaction is subject to customary closing conditions, including the receipt of regulatory approvals, approval of the Agreement by the shareholders of Ozarks and approval of the bank merger agreement by the shareholders of BT, and is expected to be completed in the fourth calendar quarter of 2013. Certain principal shareholders of Ozarks have agreed to vote their shares of Ozarks common stock in favor of approval of the Agreement.

NOTE 21: Condensed Parent Company Only Financial Statements

The following condensed balance sheets, statements of income and comprehensive income and cash flows for Southern Missouri Bancorp, Inc. should be read in conjunction with the consolidated financial statements and the notes thereto:

Condensed Balance Sheets	June 30, 2013	June 30, 2012
Assets		
Cash and cash equivalents	$ 16,576,832	$ 15,342,647
Other assets	6,771,627	6,994,591
Investment in common stock of Bank	85,798,652	79,233,550
TOTAL ASSETS	$ 109,147,111	$ 101,570,788
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$ 100,758	$ (374,284)
Subordinated debt	7,217,000	7,217,000
TOTAL LIABILITIES	7,317,758	6,842,716
Stockholder's equity	101,829,353	94,728,072
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 109,147,111	$ 101,570,788

Condensed Statements of Income and Comprehensive Income	Year ended June 30, 2013	2012	2011
Interest income	$ 311,013	$ 110,741	$ 17,438
Interest expense	227,127	232,154	226,776
Net interest income (expense)	83,886	(121,413)	(209,338)
Dividends from Bank	3,000,000	2,700,000	2,000,000
Operating expenses	368,747	410,759	325,857
Income before income taxes and equity in undistributed income of the Bank	2,715,139	2,167,828	1,464,805
Income tax benefit	107,000	199,000	170,100
Income before equity in undistributed income of the Bank	2,822,139	2,366,828	1,634,905
Equity in undistributed income of the Bank	7,245,076	7,731,435	9,835,126
NET INCOME	$ 10,067,215	$ 10,098,263	$ 11,470,031
COMPREHENSIVE INCOME	$ 9,188,374	$ 10,262,544	$ 11,417,687

Condensed Statements of Cash Flow	Year ended June 30, 2013	2012	2011
Cash Flows from operating activities:			
Net income	$ 10,067,215	$ 10,098,263	$ 11,470,031
Changes in:			
Equity in undistributed income of the Bank	(7,245,076)	(7,731,435)	(9,835,126)
Other adjustments, net	482,570	(476,769)	335,400
NET CASH PROVIDED BY OPERATING ACTIVITES	3,304,709	1,890,059	1,970,305
Cash flows from investing activities:			
Proceeds from (investment in) loan participations	215,536	(6,721,160)	284,011
Investment in Bank subsidiary	(100)	-	(4,500,000)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	215,436	(6,721,160)	(4,215,989)
Cash flows from financing activities:			
Proceeds from issuance of preferred stock	-	19,973,208	-
Proceeds from issuance of common stock	-	19,914,349	-
Dividends on preferred stock	(411,553)	(368,760)	(477,500)
Dividends on common stock	(1,974,924)	(1,283,928)	(1,004,749)
Exercise of stock options	100,518	22,845	82,730
Redemption of preferred stock	-	(9,550,000)	-
Investments in bank subsidiary	-	(9,350,000)	-
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(2,285,959)	19,357,714	(1,399,519)
Net increase (decrease) in cash and cash equivalents	1,234,186	14,526,613	(3,645,203)
Cash and cash equivalents at beginning of year	15,342,646	816,033	4,461,236
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 16,576,832	$ 15,342,646	$ 816,033

NOTE 22: Quarterly Financial Data (Unaudited)

Quarterly operating data is summarized as follows (in thousands):

	June 30, 2013			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 9,362	$ 9,198	$ 8,756	$ 8,975
Interest expense	1,942	1,867	1,864	1,827
Net interest income	7,420	7,331	6,892	7,148
Provision for loan losses	611	462	228	415
Noninterest income	1,060	1,118	1,144	1,147
Noninterest expense	4,138	4,441	4,441	4,502
Income before income taxes	3,731	3,546	3,367	3,378
Income tax expense	1,141	1,065	901	848
NET INCOME	$ 2,590	$ 2,481	$ 2,466	$ 2,530

	June 30, 2012			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 10,214	$ 9,943	$ 9,755	$ 9,053
Interest expense	2,736	2,622	2,446	2,139
Net interest income	7,478	7,321	7,309	6,914
Provision for loan losses	517	345	215	707
Noninterest income	1,116	899	954	1,093
Noninterest expense	3,783	3,884	4,866	4,072
Income before income taxes	4,294	3,991	3,182	3,228
Income tax expense	1,444	1,317	1,006	830
NET INCOME	$ 2,850	$ 2,674	$ 2,176	$ 2,398

	June 30, 2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 7,295	$ 7,539	$ 10,296	$ 9,917
Interest expense	2,780	2,776	2,903	2,825
Net interest income	4,515	4,763	7,393	7,092
Provision for loan losses	643	274	1,196	273
Noninterest income	820	7,867	850	966
Noninterest expense	2,861	3,695	4,068	3,834
Income before income taxes	1,831	8,661	2,979	3,951
Income tax expense	528	3,085	1,001	1,338
NET INCOME	$ 1,303	$ 5,576	$ 1,978	$ 2,613

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

An evaluation of the Company's disclosure controls and procedures (as defined in Rule13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of June 30, 2013, was carried out under the supervision and with the participation of our Chief Executive Officer, our Chief Financial Officer, and several other members of our senior management. Our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of June 30, 2013 in ensuring that the information required to be disclosed in the reports the Company files or submits under the Exchange Act is (i) accumulated and communicated to our management (including the Chief Executive Officer and Chief Financial Officer) in a timely manner, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. We intend to continually review and evaluate the design and effectiveness of the Company's disclosure controls and procedures and to improve the Company's controls and procedures over time and to correct any deficiencies that we may discover in the future. The goal is to ensure that senior management has timely access to all material financial and non-financial information concerning the Company's business. While we believe the present design of the disclosure controls and procedures is effective to achieve its goal, future events affecting its business may cause the Company to modify its disclosure controls and procedures. There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Act) that occurred during the year ended June 30, 2013, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The Company does not expect that its disclosure controls and procedures and internal control over financial reporting will prevent all error and all fraud. A control procedure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any control procedure also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control procedure, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control Over Financial Reporting

The management of Southern Missouri Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2013. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on our assessment, we believe that, as of June 30, 2013, the Company's internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation of our independent public accounting firm regarding internal controls over financial reporting. Management's report was not subject to attestation by our independent public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Date: September 24, 2013

By: /s/ Greg A. Steffens
Greg A. Steffens
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Matthew T. Funke
Matthew T. Funke
Chief Financial Officer
(Principal Financial and Accounting Officer)

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act

Directors

Information concerning the directors of the Company required by this item is incorporated herein by reference from the definitive proxy statement for the annual meeting of shareholder to be held in October 2013, a copy of which will be filed not later than 120 days after the close of the fiscal year.

Executive Officers

Information concerning the executive officers of the Company required by this item is contained in Part I of this Annual Report on Form 10-K under the heading "Executive Officers."

Audit Committee Matters and Audit Committee Financial Expert

The Board of Directors of the Company has a standing Audit/Compliance Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of that committee are Directors Love (Chairman), Smith, Bagby, Black, Schalk, Moffitt, Brooks, and Robison, all of whom are considered independent under applicable Nasdaq listing standards. The Board of Directors has determined that Mr. Love is an "audit committee financial expert" as defined in applicable SEC rules. Additional information concerning the audit committee of the Company's Board of Directors is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Stockholders to be held in October 2013, except for information contained under the heading "Report of the Audit Committee of the Board of Directors", a copy of which will be filed not later than 120 days after the close of the fiscal year.

Section 16(a) Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's directors and executive officers, and persons who own more than 10% of the Company's Common Stock, file with the SEC initial reports of ownership and reports of changes in ownership of the Company's Common Stock. Officers, directors and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge no late reports occurred during the fiscal year ended June 30, 2012. All other Section 16(a) filing requirements applicable to our executive officers, directors and greater than 10% beneficial owners were complied with.

Code of Ethics

On January 20, 2005, the Company adopted a written Code of Conduct and Ethics (the "Code") based upon the standards set forth under Item 406 of the Securities Exchange Act. The Code was subsequently amended in 2011. The Code applies to all of the Company's directors, officers and employees. The Code may be reviewed at the Company's website, www.bankwithsouthern.com, by following the "investor relations" and "corporate governance" links.

Nomination Procedures

There have been no material changes to the procedures by which stockholders may recommend nominees to the Company's Board of Directors.

Item 11. Executive Compensation

The information required by this item is incorporated herein by reference from the definitive proxy statement for the annual meeting of shareholders to be held in October 2013, a copy of which will be filed not later than 120 days after the close of the fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership of certain beneficial owners and management required by this item is incorporated herein by reference from the definitive proxy statement for the annual meeting of shareholders to be held in October 2013, a copy of which will be filed not later than 120 days after the close of the fiscal year.

The following table sets forth information as of June 30, 2013, with respect to compensation plans under which shares of common stock may be issued.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of Securities remaining available for future issuance under equity compensation plans
Equity Compensation Plans Approved By Security Holders	84,400	$ 14.84	47,281[1]
Equity Compensation Plans Not Approved By Security Holders	---	$ ---	---
	84,400	$ 14.84	

[1] Includes 29,036 shares which may be utilized for awards of restricted stock or restricted stock units under the Company's 2008 Equity Incentive Plan, and 18,245 shares which may be utilized for awards of stock options or stock appreciation rights under the Company's 2003 Stock Option Plan. Under the terms of the 2003 Stock Option Plan, the total number of shares available for awards under that plan is 100,000 (due to an earlier two-for-one split in the form of a stock dividend) plus (1) the number of shares of common stock repurchased by the registrant, in the open market or otherwise, with an aggregate price no greater than the cash proceeds received from the exercise of stock options granted under the 2003 Stock Option Plan, plus (2) any shares surrendered to the Company in payment of the exercise price of options granted under the 2003 Stock Option Plan. The 18,245 shares remaining available for future awards under the 2003 Stock Option Plan, as of June 30, 2013, include the 6,500 shares remaining available under the 100,000 shares authorization and an additional 11,745 shares that became available as a result of stock repurchases by the Company since the adoption of the 2003 Stock Option Plan.

Item 13. Certain Relationships and Related Transactions

Information concerning certain relationships and related transactions required by this item is incorporated herein by reference from the definitive proxy statement for the annual meeting of shareholders to be held in October 2013, a copy of which will be filed not later than 120 days after the close of the fiscal year.

Item 14. Principal Accountant Fees and Services

Information concerning fees and services by our principal accountants required by this item is incorporated herein by reference from our definitive Proxy Statement for the 2013 Annual Meeting of Stockholders, a copy of which will be filed not later than 120 days after the close of the fiscal year.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) Financial Statements:

The following are contained in Item 8 of this Form 10-K:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets at June 30, 2013 and 2012
Consolidated Statements of Income for the Years Ended June 30, 2013, 2012 and 2011
Consolidated Statements of Stockholders' Equity for the Years Ended June 30, 2013, 2012 and 2011
Consolidated Statements of Comprehensive Income for the Years Ended June 30, 2013, 2012 and 2011
Consolidated Statements of Cash Flows for the Years Ended June 30, 2013, 2012 and 2011
Notes to the Consolidated Financial Statements, June 30, 2013, 2012 and 2011

(a)(2) Financial Statement Schedules:

All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable.

(a)(3) Exhibits:

Regulation S-K Exhibit Number	Document
3.1(i)	Articles of Incorporation of the Registrant (filed as an exhibit to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1999 and incorporated herein by reference)
3.1(ii)	Certificate of Designation for the Registrant's Senior Non-Cumulative Perpetual Preferred Stock, Series A (filed as an exhibit to the Registrant's Current Report on Form 8-K filed on July 26, 2011 and incorporated herein by reference)
3.2	Bylaws of the Registrant (filed as an exhibit to the Registrant's Current Report on Form 8-K filed on December 6, 2007 and incorporated herein by reference)
10	Material Contracts: 1. 2008 Equity Incentive Plan (attached to the Registrant's definitive proxy statement filed on September 19, 2008 and incorporated herein by reference) 2. 2003 Stock Option and Incentive Plan (attached to the Registrant's definitive proxy statement filed on September 17, 2003 and incorporated herein by reference) 3. 1994 Stock Option and Incentive Plan (attached to the Registrant's definitive proxy statement filed on October 21, 1994 and incorporated herein by reference) 4. Management Recognition and Development Plan (attached to the Registrant's definitive proxy statement filed on October 21, 1994 and incorporated herein by reference) 5. Employment Agreements (i) Employment Agreement with Greg A. Steffens (files as an exhibit to the Registrant's Annual Report on Form 10-KSB for the year ended June 30, 1999) 6. Director's Retirement Agreements (i) Director's Retirement Agreement with Samuel H. Smith (filed as an exhibit to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995 and incorporated herein by reference) (ii) Director's Retirement Agreement with Sammy A. Schalk (filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2000 and incorporated herein by reference) (iii) Director's Retirement Agreement with Ronnie D. Black (filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2000 and incorporated herein by reference) (iv) Director's Retirement Agreement with L. Douglas Bagby (filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2000 and incorporated herein by reference) (v) Director's Retirement Agreement with Rebecca McLane Brooks (filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2004 and incorporated herein by reference) (vi) Director's Retirement Agreement with Charles R. Love (filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2004 and incorporated herein by reference) (vii) Director's Retirement Agreement with Charles R. Moffitt (filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2004 and incorporated herein by reference) (viii) Director's Retirement Agreement with Dennis C. Robison (filed as an exhibit to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2008 and incorporated herein by reference) 7. Tax Sharing Agreement (filed as an exhibit to the Registrant's Annual Report on Form 10-KSB for the year ended June 30, 1995)
11	Statement Regarding Computation of Per Share Earnings
14	Code of Conduct and Ethics (filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended June 30, 2011)
21	Subsidiaries of the Registrant
23	Consent of Auditors
31	Rule 13a-14(a)/15-d14(a) Certifications
32	Section 1350 Certifications

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHERN MISSOURI BANCORP, INC.

Date: September 24, 2013

By: /s/ Greg A. Steffens
Greg A. Steffens
President and Chief Executive Officer
(*Duly Authorized Representative*)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Samuel H. Smith
Samuel H. Smith
Chairman of the Board of Directors
September 24, 2013

By: /s/ Greg A. Steffens
Greg A. Steffens
President and Chief Executive Officer
(*Principal Executive Officer*)
September 24, 2013

By: /s/ L. Douglas Bagby
L. Douglas Bagby
Vice Chairman and Director
September 24, 2013

By: /s/ Ronnie D. Black
Ronnie D. Black
Secretary and Director
September 24, 2013

By: /s/ Sammy A. Schalk
Sammy A. Schalk
Director
September 24, 2013

By: /s/ Rebecca McLane Brooks
Rebecca McLane Brooks
Director
September 24, 2013

By: /s/ Charles R. Love
Charles R. Love
Director
September 24, 2013

By: /s/ Charles R. Moffitt
Charles R. Moffitt
Director
September 24, 2013

By: /s/ Dennis C. Robison
Dennis C. Robison
Director
September 24, 2013

By: /s/ David J. Tooley
David J. Tooley
Director
September 24, 2013

By: /s/ Matthew T. Funke
Matthew T. Funke
Chief Financial Officer
(Principal Financial and Accounting Officer)
September 24, 2013

Index to Exhibits

Regulation S-K Exhibit Number	Document
10.1	Named Executive Officer Salary and Bonus Agreement for fiscal 2014
10.2	Director Fee Arrangements
11	Statement Regarding Computation of Per Share Earnings
21	Subsidiaries of the Registrant
23	Consent of Auditors
31	Rule 13a-14(a)/15d-14(a) Certifications
32	Section 1350 Certifications

SOUTHERN MISSOURI BANCORP, INC.

is a single-bank holding company that has
improved core profitability and
experienced another year of growth.


Southern
Missouri
BANCORP

Southern Missouri Bancorp, Inc.
531 Vine Street, Poplar Bluff, Missouri 63901
(573) 778-1800
www.bankwithsouthern.com